Filed pursuant to Rule 424(b)(3)
                                                    Registration No.  333-112697

                          Alliance Bancorporation, Inc.
                                100 Werner Street
                           Hot Springs, Arkansas 71913

                        Special Meeting Of Shareholders
                 Merger Proposal -- Your Vote Is Very Important

     You are receiving this proxy statement because you own common stock of Alliance Bancorporation, Inc. The Board of Directors of Alliance has approved a merger combining Alliance with Simmons First National Corporation. A special shareholders' meeting will be held at 5:00 p.m. on Thursday, March 18, 2004, at the Chamber of Commerce Building, 659 Ouachita Avenue, Hot Springs, Arkansas 71901 for the purpose of voting on the merger.

     We cannot complete the merger unless holders of at least a majority of our outstanding common stock approve it. If the merger is completed, you may elect to receive in exchange for each share of your Alliance stock, either:

     1.   $379.978 in cash and 18.1021 shares of Simmons common stock;

     2. A number of shares of Simmons common stock as determined by an exchange ratio;

     3. Cash in an amount determined by the average price of the Simmons stock traded on the NASDAQ prior to the effective date of the merger; or

     4. A combination of cash and shares of Simmons common stock in a proportion selected by you.

     Cash will be paid in lieu of any fractional share interest of Simmons common stock.

     Simmons common stock is quoted on The Nasdaq Stock Market National Market System under the trading symbol "SFNC". On October 7, 2003, the last trading day prior to the public announcement of the merger, Simmons common stock closed at $25.75 and on February 10, it closed at $28.25. If you elect the first option set forth above, changes in the price of Simmons common stock will not affect the number of shares or amount of cash you will receive. The value of the merger consideration for each share of Alliance stock to be received under the first option, as of October 7, 2003, the last trading day prior to the public announcement of the merger, was $846.03 and the value, as of February 10, 2004, was $891.46. If you elect any other option, the number of shares of Simmons common stock and the amount of cash to be received will vary, depending on the market price of Simmons common stock. The value of the merger consideration to be received if an election under options 2, 3 or 4 were made, computed as of October 7, 2003, was $832.42 and the value, computed as of February 10, 2004, was $908.12

     Please carefully consider the risk factors outlined under "Risk Factors" beginning on page 16.

     At the meeting, you will also consider and vote on the approval of certain amended benefits for David Bartlett, Steven Trusty and Ronnie Twyford pursuant to existing employee benefits arrangements.

     The Board has unanimously approved the merger agreement, the merger and, with Mr. Bartlett abstaining has unanimously approved the amended benefits under the existing employee benefit arrangements for Messrs. Bartlett, Trusty and Twyford. The Board recommends that you vote "FOR" approval of the merger agreement and merger and that you vote "FOR" approval of the amended benefits. The merger requires the approval of at least a majority of the outstanding shares of Alliance stock. The approval of the amended benefits requires the approval of at least 75% of the outstanding shares of Alliance stock, excluding those shares owned by Messrs. Bartlett, Trusty and Twyford.

     Your vote is important. Please complete, sign, date and promptly return your proxy card in the enclosed postage-paid envelope as soon as possible.

                                                  Very truly yours,

                                                  /s/ David Bartlett

                                                  David Bartlett,  President

     Neither the Securities and Exchange Commission nor any state securities commissioner has approved or disapproved of the shares of Simmons common stock to be issued under this proxy statement/prospectus or determined if this proxy statement is truthful or complete. Any representation to the contrary is a criminal offense.

     This proxy statement is dated February 10, 2004, and was first mailed or otherwise delivered to Alliance shareholders on or about February 25, 2004.

     This proxy statement incorporates important business and financial information that is not included in or delivered with this proxy statement. This information is available without charge to security holders upon oral or written request to Simmons First National Corporation, Corporate Secretary, P.O. Box 7009, Pine Bluff, Arkansas 71611. To ensure timely delivery of the requested information, you should make your request by March 11, 2004 which is five (5) business days before the date upon which you must make the investment decision. This information is also available free of charge through the investor relations section of Simmons First National Corporation's internet web site at www.simmonsfirst.com or by accessing the SEC's website at www.sec.gov.

                    ________________________________________

     This proxy statement is not an offer to sell or a solicitation of an offer to purchase any securities other than shares of Simmons common stock to which it relates or an offer to any person in any jurisdiction where such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to any person to whom it is unlawful to make such an offer.

                                    NOTICE OF
                         SPECIAL MEETING OF SHAREHOLDERS


TO THE SHAREHOLDERS OF ALLIANCE BANCORPORATION, INC.:

     NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Alliance Bancorporation, Inc. will be held at the Chamber of Commerce Building, 659 Ouachita Avenue, Hot Springs, Arkansas, at 5:00 P.M., on Thursday, March 18, 2004, for the purpose of considering and voting upon the following:

     o Proposal I - Approval of the Agreement and Plan of Merger, dated as of October 8, 2003, between Alliance and Simmons First National Corporation, and the merger of Alliance with and into Simmons.

     o Proposal II - Approval of Amended Benefits for David Bartlett, Steven Trusty and Ronnie Twyford.

Only holders of record of Alliance stock at the close of business on February 5, 2004 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.


BY ORDER OF THE BOARD OF DIRECTORS:

/s/ David Bartlett

David L. Bartlett, President
Hot Springs, Arkansas
February 25, 2004

                              Questions and Answers
                                About the Merger

Q:   What is the proposed transaction?

A: Alliance Bancorporation, Inc. will merge into Simmons First National Corporation. As a result, Alliance will cease to exist and Alliance shareholders will exchange their Alliance stock for cash, shares of Simmons common stock, or a combination of both.

Q:   What do I need to do now?

A: Whether or not you plan to attend the special meeting of Alliance shareholders, please vote your proxy promptly by indicating on the enclosed proxy how you want to vote and fill out your election form according to their instructions. Please sign and mail the proxy and the election form in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting of shareholders and so that we may know the amount of each type of consideration you wish to receive. If your proxy is properly given and not revoked without indicating how you want to vote, your proxy will be counted as a vote in favor of the agreement and plan of merger between Alliance and Simmons. If you don't vote on the agreement and plan of merger or if you abstain, the effect will be a vote against the agreement and plan of merger.

     You are invited to the special meeting of shareholders to vote your shares in person. If you do vote your proxy, you can take back your proxy at any time until shareholders vote at the special meeting of shareholders and either change your vote or attend the special meeting and vote in person.

     You may change your vote in any of the following ways:

          o by sending written notice to the Simmons First Trust Company, N. A., P. O. Box 7009, Pine Bluff, Arkansas 71611, Attention:
               Corporate Trust, prior to the special meeting stating that you would like to revoke your proxy;

          o by completing, signing and dating another proxy card bearing a later date and returning it by mail to Simmons Trust prior to the special meeting; or

          o    by attending the special meeting and voting in person.

     Regardless of whether you plan to attend the special meeting in person, we encourage you to vote your proxy promptly. This will help to ensure that a quorum is present at the special meeting and will help reduce the costs associated with the solicitation of proxies.

     Even if you choose not to return your proxy, please complete, sign and return the enclosed election form indicating the type of consideration you would like to receive if the merger is approved. Any Alliance shareholder that fails to submit an election form on or prior to March 25, 2004 will be deemed to have elected to receive the default consideration of $379.978 in cash and 18.1021 shares of Simmons common stock per share of Alliance stock.

     The Board of Directors of Alliance unanimously recommends that you vote "FOR" approval of the agreement and plan of merger.

Q:   What is the purpose of this proxy statement?

A: This document serves as Alliance's proxy statement and as Simmons' prospectus. As a proxy statement, this document is being provided to Alliance shareholders because Alliance's Board of Directors is soliciting their proxy to vote to approve the agreement and plan of merger. As a prospectus, this document is being provided to Alliance shareholders by Simmons because Simmons is offering them shares of Simmons common stock, in addition to cash, in exchange for their shares of Alliance stock if the merger is completed, as possible consideration for the merger.

Q:   Is there other information I should consider?

A: Yes. Much of the business and financial information about Simmons that may be important to you is not included directly in this document. Instead, this information is incorporated into this document by reference to documents separately filed by Simmons with the Securities and Exchange Commission. This means that Simmons may satisfy its disclosure obligations to you by referring you to one or more documents separately filed by it with the SEC. See "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 79 for a list of documents that Simmons has incorporated by reference into this proxy statement and for instructions on how to obtain copies of these documents. The documents are available to you without charge.

Q:   What if I choose not to read the documents incorporated by reference?

A: Information contained in a document that is incorporated into this proxy statement by reference is part of this proxy statement, unless it is superseded by information contained directly in this proxy statement or in documents filed by Simmons with the SEC after the date of this proxy statement. Information that is incorporated from another document is considered to have been disclosed to you whether or not you choose to read the document.

Q:   What will I receive in connection with the merger?

A: If the merger is completed, Alliance shareholders, except for Alliance shareholders who properly exercise their rights to dissent from the merger, will receive, $379.978 in cash, and 18.1021 shares of Simmons common for each share of Alliance stock, which is referred to as the default election, unless the shareholder makes an optional election to receive all cash, all Simmons common stock or a different combination of cash and Simmons common stock. The value of the merger consideration to be received for each share of Alliance stock under the default election, as of October 7, 2003, the last trading day prior to the public announcement of the merger, was $846.03 and the value, as of February 10, 2004, was $891.46.

     Alliance and Simmons have agreed that $11,440,000 in cash and 545,000 shares of Simmons common stock will be the total merger consideration to be paid by Simmons to the Alliance shareholders. The total amount of cash and Simmons common stock that Alliance shareholders will receive, whether pursuant to default elections or optional elections, is therefore capped at $11,440,000 in cash and 545,000 shares of Simmons common stock.

     In the event that optional elections are made which when combined with default elections exceeds $11,440,000 in cash, the amount of cash that an Alliance shareholder making an optional election will have the right to receive upon exchange of his or her shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate, $11,440,000 cash will be paid and the remaining consideration due the Alliance shareholders making optional elections will be converted into the right to receive Simmons common stock. Likewise, in the event that optional elections are made which when aggregated with default elections exceeds 545,000 shares of Simmons common stock, the amount of Simmons common stock that an Alliance shareholder making an optional election will have the right to receive upon exchange of his or her shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate, 545,000 shares of Simmons common stock will be issued and the remaining consideration due the Alliance shareholders making such optional elections will be converted into the right to receive cash. As a result, an Alliance shareholder who makes an optional election may receive a different combination of consideration than he or she elected, based on the choices made by other Alliance shareholders who make optional elections.

     The value of the Simmons common stock applicable to the computation of consideration to be received pursuant to optional elections is dependent on the market price of Simmons common stock. The value of Simmons common stock for this purpose will be the average daily ending trade price per share of Simmons common stock for the ten consecutive trading days ending immediately prior to the fifth trading day preceding the merger. Therefore, the applicable value of Simmons common stock for such purpose will not be subject to determination until immediately prior to the consummation of the merger. The value of the merger consideration to be received if under an optional election, computed as of October 7, 2003, was $832.42 and the value, computed as of February 10, 2004, was $908.12

     Simmons will not issue any fractional shares of Simmons common stock. Instead, an Alliance shareholder will be entitled to receive cash equal to the product of the average of the last reported sale prices per share of Simmons common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending immediately prior to the fifth day before the date on which the merger is completed, times the fraction of a share of Simmons common stock to which the shareholder otherwise would be entitled.

Q:   What are the tax consequences of the merger to me?

A: If you exchange your shares of Alliance stock solely for Simmons common stock, you should not recognize any gain or loss (except with respect to the cash you receive instead of a fractional share) for U.S. federal income tax purposes. If you exchange your shares of Alliance stock solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares of Alliance stock for a combination of Simmons common stock and cash, you should recognize gain, but not loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange.

     This tax treatment may not apply to all Alliance shareholders. You should consult your own tax advisor for a full understanding of the merger's tax consequences that are particular to you.

Q:   Why have I been sent an election form?

A: If the agreement is approved and the merger is completed, unless you exercise your right to dissent from the merger, each share of Alliance stock held by you will be converted into the right to receive, $379.978 in cash and 18.1021 shares of Simmons common stock, by default. However, you may elect, to receive all cash, all Simmons common stock or a percentage of cash and Simmons common stock by making an optional election. If you make an optional election, the amount of cash, the number of shares of Simmons common stock, or both, will be determined by the market value of Simmons common stock at the time of the merger, as determined in accordance with the merger agreement. In all instances, cash will be paid in lieu of any remaining fractional interest in a share of Simmons common stock. The election form is the document provided to you to select the amount of each type of consideration you wish to receive.

Q:   What happens if I do not send in my election form?

A: If you do not respond on or prior to March 25, 2004 and the merger is approved and consummated, you will receive consideration of $379.978 in cash and 18.1021 shares of Simmons common stock in exchange for each of your shares of Alliance stock, unless you properly exercise dissenter's rights (as described below).

Q:   What happens if I miss the election deadline?

A: Missing the election deadline is the same as not responding - you will receive consideration of $379.978 in cash and 18.1021 shares of Simmons common stock in exchange for each of your shares of Alliance stock. The election deadline is 5:00 p.m., Central Time, on March 25, 2004.

Q:   Am I guaranteed to receive what I ask for on the election form?

A:   If you make the default election, you will receive $379.978 in cash and
     18.1021 shares of Simmons common stock for each share of Alliance stock, subject to the payment of cash for any fractional shares of Simmons common stock you would be entitled to receive. If you make an optional election to receive a different combination of cash and Simmons common stock, then you are not guaranteed to receive the form of consideration you elect. If the total of all of the optional elections request more than $11,440,000 in cash or 545,000 shares of Simmons common stock, then the amount of cash and Simmons common stock to be received by Alliance shareholders who made optional elections will be adjusted on a pro rata basis so that, in the aggregate, $11,440,000 in cash and 545,000 shares of Simmons common stock will be issued as merger consideration. As a result, if you make an optional election regarding your consideration, you may not receive the combination of cash and/or shares you elected, based on the choices made by other Alliance shareholders.

Q:   Should I send in my Alliance stock certificates now?

A: No. Following completion of the merger you will be sent a letter of transmittal with instructions on how to submit your Alliance stock certificates in order to receive the merger consideration to which you are entitled.



Q:   Whom do I contact if I have questions about the merger?

A:   If you have more questions about the merger, you should contact:

                                David L. Bartlett
                          Alliance Bancorporation, Inc.
                                100 Werner Street
                           Hot Springs, Arkansas 71913
                             Telephone: 501-318-1000
                             Facsimile: 501-318-1015

Q:   Are Simmons shareholders required to approve the merger?

A:   No, Simmons shareholders are not required to approve the merger.

Q:   Do I have dissenters' rights?

A: Yes, if you so choose, you are entitled to exercise dissenters' rights in connection with the merger.

Q:   When will the merger be completed?

A: We expect to complete the merger in the first quarter of 2004, promptly after the Alliance shareholders approve and adopt the agreement and plan of merger, provided that all of the other conditions to the merger have been satisfied at such time.

                                     SUMMARY

     This summary highlights selected information from this document. It does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which it refers you in order to understand fully the merger and to obtain a more complete description of the companies and the legal terms of the merger. For information on how to obtain copies of documents referred to in this document, you should read the section of this document entitled "WHERE YOU CAN FIND MORE INFORMATION." Each item in this summary includes a page reference that directs you to a more complete description in this document of the topic discussed.

The Companies (pages 69 and 77)

SIMMONS FIRST NATIONAL CORPORATION
----------------------------------

Simmons First National Corporation
501 Main St.
Pine Bluff, Arkansas  71601

     Simmons is an Arkansas corporation and a financial holding company with commercial banking and financial services operations in Arkansas. It has seven subsidiary banks: Simmons First National Bank, Simmons First Bank of Russellville, Simmons First Bank of South Arkansas, Simmons First Bank of Jonesboro, Simmons First Bank of Searcy, Simmons First Bank of Northwest Arkansas and Simmons First Bank of El Dorado, N.A. For the year ended December 31, 2002, Simmons' net income and diluted earnings per share totaled $22.1 million and $1.54, respectively, compared to $16.5 million and $1.15 per share, respectively, for the year ended December 31, 2001. At December 31, 2002, Simmons had total assets of $1.98 billion, loans of $1.26 billion, deposits of $1.62 billion, and stockholders' equity of $197.6 million compared to total assets of $2.02 billion, loans of $1.26 billion, deposits of $1.69 billion and stockholders' equity of $182.3 million at December 31, 2001. For a more detailed description of Simmons and its business, please see the section of this document entitled "WHERE YOU CAN FIND MORE INFORMATION."

     On January 15, 2004, Simmons announced its unaudited results of operations for the three months and the year ended December 31, 2003. Net income and diluted earnings per share for the fourth quarter 2003 were $5.3 million and $0.37, respectively, compared to $5.7 million and $0.40 per share, respectively, for the three months ended December 31, 2002. Net income and diluted earnings per share for the year ended December 31, 2003 were $23.8 million and $1.65, respectively, compared to $22.1 million and $1.54 per share, respectively, for the year ended December 31, 2002. At December 31, 2003, Simmons had total assets of $2.24 billion, loans of $1.42 billion, deposits of $1.80 billion and stockholders' equity of $210.0 million.

ALLIANCE BANCORPORATION, INC.
-----------------------------

Alliance Bancorporation, Inc.
100 Werner Street
Hot Springs, Arkansas 71913

     Alliance is incorporated in Arkansas and is a bank holding company. It is based in Hot Springs, Arkansas and conducts its operations through its subsidiary bank, Alliance Bank of Hot Springs. For the year ended December 31, 2002, Alliance had net income of $1.2 million compared to $712,000 for the year ended December 31, 2001. As of December 31, 2002, Alliance had total assets of $130.0 million, deposits of $98.6 million and stockholders' equity of $10.3 million.

The Merger (page 25)

     Simmons and Alliance have entered into an agreement and plan of merger whereby Alliance will merge into Simmons, subject to the approval of Alliance's shareholders, regulatory approval and other conditions. The agreement and plan of merger is attached to this proxy statement as Annex A. You should read it
carefully.                                       -------

     If the merger is completed, the businesses and operations of Simmons and Alliance will be combined into a single, larger company. Alliance's subsidiary bank will remain a separate bank, but will be renamed Simmons First Bank of Hot Springs shortly after the consummation of the merger. Simmons and Alliance hope to complete the merger during the first quarter of 2004. The combined company will have banking operations in 45 communities throughout Arkansas.

What Alliance Shareholders will receive in the Merger (page 25)

     If the merger is completed, Alliance shareholders, except for Alliance shareholders who properly exercise their rights to dissent from the merger, will receive $379.978 in cash and 18.1021 shares of Simmons common stock for each share of Alliance stock, unless the shareholder makes an optional election to receive all cash, all Simmons common stock or a different combination of cash and Simmons common stock. The value of the merger consideration to be received for each share of Alliance stock under the default election, computed as of October 7, 2003, the last trading day prior to the public announcement of the merger, was $846.03 and the value, computed as of February 10, 2004, was $891.46

     Alliance and Simmons have agreed that $11,440,000 in cash and 545,000 shares of Simmons common stock will be the total merger consideration to be paid by Simmons to the Alliance shareholders. The aggregate amount of cash and Simmons common stock that Alliance shareholders will receive, whether pursuant to default elections or optional elections, is therefore capped at $11,440,000 in cash and 545,000 shares of Simmons common stock. In the event that optional elections are made which when aggregated with default elections exceeds $11,440,000 in cash, the amount of cash that an Alliance shareholder making an optional election will have the right to receive upon exchange of his or her shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate, $11,440,000 cash will be paid and the remaining consideration due the Alliance shareholders making optional elections will be converted into the right to receive Simmons common stock. Likewise, in the event that optional elections are made which when aggregated with default elections exceeds 545,000 shares of Simmons common stock, the amount of Simmons common stock that an Alliance shareholder making an optional election will have the right to receive upon exchange of his or her shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate, 545,000 shares of Simmons common stock will be issued and the remaining consideration due the Alliance shareholders making such optional elections will be converted into the right to receive cash. As a result, an Alliance shareholder who makes an optional election may receive a different combination of consideration than he or she elected, based on the choices made by other Alliance shareholders who make optional elections. To be effective all optional elections by Alliance shareholders must be submitted by March 25, 2004.

     The value of the Simmons common stock applicable to the computation of consideration to be received pursuant to optional elections is dependent on the market price of Simmons common stock. The value of Simmons common stock for this purpose will be the average daily ending trade price per share of Simmons common stock for the ten consecutive trading days ending immediately prior to the fifth trading day preceding the merger. Therefore, the applicable value of Simmons common stock for such purpose will not be subject to determination until immediately prior to the consummation of the merger. The value of the merger consideration to be received if an optional election were made, computed as of October 7, 2003, was $832.42 and the value, computed as of February 10, 2004, was $908.12

     Simmons will not issue any fractional shares of Simmons common stock. Instead, an Alliance shareholder will receive cash equal to the product of the average of the last reported sale prices per share of Simmons common stock as reported on the Nasdaq National Market System for the ten consecutive trading days ending immediately prior to the fifth day before the date on which the merger is completed, times the fraction of a share of Simmons common stock to which the shareholder otherwise would be entitled.

     If the merger is completed, Alliance stock will be canceled and will cease to exist.

Simmons' Stock Price will Fluctuate (pages 26)

     Simmons expects the market price of its common stock to fluctuate due to market factors beyond its control before and following the merger.

     Because the exchange ratio applicable to the optional elections fluctuates based on the average daily ending trade price per share of Simmons common stock for the ten consecutive trading days ending immediately prior to the fifth trading day preceding the merger, the number of shares and the value of the shares of Simmons common stock that Alliance shareholders who make an optional election will receive in the merger may increase or decrease prior to completion of the merger.

     Simmons cannot assure you that the market price of Simmons common stock will not decrease before or after completion of the merger.

Special Shareholders Meeting (page 19)

     A special meeting of the shareholders of Alliance will be held on March 18, 2004 at the following time and place:

                             5:00 p.m., Central Time
                          Chamber of Commerce Building
                               659 Ouachita Avenue
                              Hot Springs, Arkansas

     At the special meeting, shareholders of Alliance will be asked to approve the agreement and plan of merger between Alliance and Simmons and to approve amended benefits for David Bartlett, Steven Trusty and Ronnie Twyford. The proposal to approve the amended benefits for Messrs. Bartlett, Trusty and Twyford do not provide any additional benefits to such individuals beyond what was originally stated in the benefit plans but the approval by the Alliance shareholders will eliminate certain potential adverse tax consequences to those individuals and Simmons, if the merger is completed.

THE BOARD OF DIRECTORS OF ALLIANCE RECOMMENDS THAT ITS SHAREHOLDERS APPROVE THE AGREEMENT AND PLAN OF MERGER.

THE BOARD OF DIRECTORS OF ALLIANCE (WITH MR. BARTLETT ABSTAINING)
RECOMMENDS THAT ITS SHAREHOLDERS APPROVE THE AMENDED BENEFITS FOR DAVID BARTLETT, STEVEN TRUSTY AND RONNIE TWYFORD.

     The Board of Directors of Alliance believes that the merger between Alliance and Simmons is in the best interests of Alliance shareholders, and unanimously recommends that Alliance shareholders vote "FOR" the proposal to approve the agreement and plan of merger. This belief is based on a number of factors described in this document.

Vote Required to Complete Merger (page 20)

     In order for the merger to be approved, at least a majority of the outstanding shares of Alliance stock must be voted in favor of the agreement and plan of merger. Alliance expects that its executive officers and directors will vote all of their shares of Alliance stock in favor of the agreement and plan of merger.

     The following chart describes the Alliance shareholder vote required to approve the agreement and plan of merger:


=============================================================================================== ===========

Number of fully-diluted shares of common stock of Alliance outstanding on February 5, 2004*       30,107
----------------------------------------------------------------------------------------------- -----------

Number of votes necessary to approve the agreement and plan of merger                             15,054
----------------------------------------------------------------------------------------------- -----------

Percentage of outstanding shares of Alliance stock necessary to approve the agreement and        50.002%
plan of merger
----------------------------------------------------------------------------------------------- -----------


Number of votes that executive officers and directors of Alliance and their affiliates can        4,551
cast as of February 5, 2004*
----------------------------------------------------------------------------------------------- -----------

Percentage of votes that executive officers and directors of Alliance and their affiliates        15.12%
can cast as of February 5, 2004*
=============================================================================================== ===========

*Includes options to purchase 1,693 shares of Alliance stock which were exercised prior to the record date for determining the Alliance shareholders entitled to vote on the merger.

Record Date; Voting Power (page 20)

     You can vote at the special meeting of Alliance shareholders if you owned Alliance stock as of the close of business on February 5, 2004, the record date set by Alliance's Board of Directors. Each share of Alliance stock is entitled to one vote. On February 5, 2004, there were 30,107 shares of Alliance stock outstanding and entitled to vote on the agreement and plan of merger. As of February 5, 2004, all outstanding stock options for Alliance stock had been exercised and shares of Alliance stock had been issued therefor.

Reasons for the Merger (page 28 and 29)

     Alliance Bancorporation, Inc. In reaching its determination to approve and recommend the merger, Alliance's Board consulted with its financial consultants and counsel, and considered a variety of factors, including the following:

o The results that could be obtained by Alliance by continuing to operate independently, and the likely benefits to its shareholders, compared with the value of the merger consideration being offered by Simmons.

o Information concerning the business, financial condition, results of operations and prospects of Simmons, including the recent earning performance and dividend payment history of Simmons and the liquidity of the Simmons common stock.

o The terms of the Merger Agreement and the structure of the merger, including the fact that Alliance's shareholders have the ability to elect to receive more or less of the merger consideration in cash or Simmons stock, subject to certain proration requirements.

o The expectation that the merger will generally be a tax-free transaction to Alliance's shareholders to the extent Alliance's shareholders receive Simmons common stock under the Merger Agreement.

o The current and prospective economic, competitive and regulatory environment facing Alliance in particular and independent community banking institutions in general.

o The likelihood that the merger would enable Alliance to better serve its customers as a result of being affiliated with a larger, more diversified banking institution such as Simmons, therefore affording access to greater financial and managerial resources and a broader array of potential products, services and technologies.

     The discussion above regarding the factors considered by the Alliance Board is not intended to be exhaustive, but includes all material factors considered. In approving and recommending the Merger Agreement, the Alliance Board did not assign any specific or relative weights to any of the factors listed above and individual directors may have weighed factors differently.

     Simmons First National Corporation. The acquisition of Alliance will allow Simmons to enter a community where it does not currently have full-service branch facilities. The Simmons Board of Directors considered various factors, including the following, in making its determination to vote in favor of the merger:

     The consummation of the merger will allow Simmons to enter into a strategically important growth market not currently served by branches of Simmons' subsidiary banks;

o The favorable locations of the five banking offices of Alliance Bank throughout the Hot Springs market;

o    The high quality of Alliance's banking operations;

o    The compatibility of the business philosophy of Alliance and Simmons;

o    Alliance's attractive loan and deposit customer base;

o    The high quality of Alliance's management and employees;

o The financial attractiveness of the acquisition to Simmons, including the expected lack of a material impact on 2004 earnings per share and the possible accretive impact on 2005 earnings per share; and

o The opportunity to expand Simmons' shareholder base within the Hot Springs community by offering Simmons shares of common stock as partial consideration in exchange for Alliance stock.

Federal Income Tax Consequences (page 30)

     Your federal income tax consequences will depend primarily on whether you exchange your Alliance stock solely for Simmons common stock, solely for cash or for a combination of Simmons common stock and cash pursuant to the election process. If you make an optional election to receive and actually receive solely Simmons common stock, you should not recognize any gain or loss (except with respect to the cash you receive instead of a fractional share) for U.S. federal income tax purposes. If you make the default election or make an election to receive consideration in a combination of Simmons common stock and cash, you should recognize a gain, but not any loss, on the exchange to the extent of the lesser of cash received or gain realized in the exchange. If you make an optional election to receive and actually receive solely cash, you should recognize gain or loss on the exchange. The actual U.S. federal income tax consequences to you of electing to receive all cash or a combination of cash and Simmons common stock will not be ascertainable at the time you make your election because we will not know at that time if, or to what extent, the allocation and proration procedures will apply.

     This tax treatment may not apply to all Alliance shareholders. Determining the actual tax consequences of the merger to you can be complicated. You should consult your own tax advisor for a full understanding of the merger's tax consequences that are particular to you.

     Simmons and Alliance will not be obligated to complete the merger unless they receive an opinion from Quattlebaum, Grooms, Tull & Burrow PLLC, dated the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Simmons and Alliance will each be a party to that reorganization. If such opinion is rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinion of Quattlebaum, Grooms, Tull & Burrow PLLC, however, does not bind the Internal Revenue Service and does not preclude the IRS or the courts from adopting a contrary position.

Interests of Certain Persons in the Merger (page 33)

     Directors and executive officers of Alliance will be issued shares of Simmons common stock and /or cash in the merger on the same basis as other shareholders of Alliance. The following chart shows the number of shares of Simmons common stock that may be issued to directors and executive officers of Alliance in the merger assuming that each such officer and director makes the default election to receive his or her consideration in a combination of Simmons common stock and cash:


      ============================================================================================ ===========

      Shares of Alliance stock  beneficially  owned by Alliance  executive officers and directors     4,551
      on February  5, 2004
      -------------------------------------------------------------------------------------------- -----------

      The  number of  shares of  Simmons  common  stock  that may be  received  in the  merger by    82,379
      Alliance  executive  officers  and  directors  based  upon  a  default  election  and  this beneficial ownership
      ============================================================================================ ===========

     After the merger, Simmons will indemnify each of the present and former officers and directors of Alliance and Alliance Bank from and against specific liabilities arising out of or pertaining to the merger agreement or the merger. The merger agreement also provides for the continuation of director and officer liability insurance for Alliance's directors and officers.

     On April 21, 2003, Mr. David L. Bartlett, President, Chief Executive Officer and Chairman of the Board of Directors of Alliance, Ronnie Twyford, Senior Vice President of Alliance Bank and Steve Trusty, Senior Vice President of Alliance Bank, each entered into a Retention Bonus Agreement with Alliance Bank, wherein Alliance Bank agreed to pay to each of Messrs. Bartlett, Twyford and Trusty, on the effective date of the merger, lump-sum retention payments in the amounts of $330,000, $154,996 and $188,000, respectively, subject to the condition the individuals have not voluntarily resigned employment with Alliance prior to the effective date of the merger.

     Messrs. Bartlett, Twyford and Trusty each entered into Executive Supplemental Retirement Plan Executive Agreements with Alliance Bank which provide for certain retirement and death benefits to these individuals. The benefits under these plans would ordinarily vest in pro rata increments over the shorter of ten (10) years or the number of years remaining prior to the employee reaching the specified retirement age. Upon a change in control of Alliance Bank, the vesting of the retirement benefits is partially accelerated, however, the retirement benefits are not payable until the employee reaches the specified retirement age. If Proposal II described in this proxy statement is approved, then the retirement and death benefits of the individuals will be 100% vested upon consummation of the merger.

     Messrs. Bartlett, Twyford and Trusty each entered into Life Insurance Endorsement Method Split Dollar Agreements with Alliance Bank which provide for certain death benefits to these individuals from certain life insurance policies on the lives of these individuals owned by Alliance Bank. The benefits under these plans would ordinarily vest in pro rata increments over the shorter of ten
(10) years or the number of years remaining prior to the employee reaching the specified retirement age. Upon a change in control of Alliance Bank, the vesting of the death benefits will be accelerated and the death benefits will be 100% vested, if Proposal II described in this Proxy Statement is approved.

     Messrs. Bartlett, Twyford and Trusty each anticipate continued employment by Alliance Bank after the consummation of the merger transaction. The acquisition of Alliance by Simmons and their continued employment may provide additional opportunities for advancement in employment than would be available if Alliance remained independent.

You May Dissent From the Merger (page 21)

     Arkansas law permits Alliance shareholders to dissent from the merger and to receive the fair value of their shares of Alliance stock in cash. To do this, an Alliance shareholder must follow certain procedures, including filing certain notices with Alliance and refraining from voting their shares in favor of the merger. If they dissent from the merger, their shares of Alliance stock will not be exchanged for shares of Simmons common stock or cash in the merger, and their only right will be to receive the appraised fair value of their shares of Alliance stock in cash. A copy of the Arkansas statutes describing these dissenters' rights and the procedures for exercising them is attached as Annex B
                                                                         -------
to this proxy statement. Alliance shareholders who perfect their dissenters' rights and receive cash in exchange for their shares of Alliance stock may recognize gain or loss for U.S. federal income tax purposes.

We Must Obtain Regulatory Approvals to Complete the Merger (page 29)

     The completion of the merger requires the approval of the Board of Governors of the Federal Reserve System and the Arkansas State Bank Board. Formal applications were made in 2003 to these agencies. The Arkansas State Bank Department approved the transaction on December 1, 2003 and the Federal Reserve approved the transaction on December 11, 2003. While federal law allows the Department of Justice a 15 day period to review and object to the merger, this period has expired and no objection was received.

Conditions to Completion of the Merger (page 40)

     The completion of the merger depends on a number of conditions being met, including the following:

o    Shareholders of Alliance approving the agreement and plan of merger;

o The absence of any governmental order blocking completion of the merger, or of any proceedings by a government body trying to block it; and

o Receipt of opinions of legal counsel to Simmons that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Simmons and Alliance will each be a party to that reorganization.

     In cases where the law permits, a party to the agreement and plan of merger could elect to waive a condition that has not been satisfied and complete the merger although the party is entitled not to complete the merger. We cannot be certain whether or when any of these conditions will be satisfied (or waived, where permissible), or that the merger will be completed.

Termination of the Agreement and Plan of Merger (page 41)

     Simmons and Alliance can mutually agree at any time to terminate the agreement and plan of merger without completing the merger, even if the shareholders of Alliance have already voted to approve it.

     Simmons may terminate the agreement and plan of merger if the Alliance shareholders fail to approve the agreement and plan of merger. Moreover, either Simmons or Alliance can terminate the agreement and plan of merger in the following circumstances:

o    If the merger is not completed by April 30, 2004; or

o If the other party violates, in a significant way, any of its representations, warranties, covenants or obligations contained in the agreement and plan of merger.

     Generally, a party can only terminate the agreement and plan of merger in one of these situations if that party is not in violation of the agreement and plan of merger or if its violations of the agreement and plan of merger are not the cause of the event permitting termination.

Comparative Per Share Market Price Information (page 44)

     Shares of Simmons common stock are listed on the Nasdaq National Market System. On October 7, 2003, the last full trading day prior to the public announcement of the merger, Simmons common stock closed at $25.75 per share. On February 10, 2004, Simmons common stock closed at $28.25 per share. Of course, the market price of Simmons common stock will fluctuate prior to and after completion of the merger. You should obtain current stock price quotations for Simmons common stock.

     There is no established trading market for shares of Alliance stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of Alliance stock have been bought and sold.

                       SIMMONS FIRST NATIONAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table shows selected historical consolidated financial data for Simmons First National Corporation. The information in the table is based on the historical financial information of Simmons First National Corporation that has been presented in its prior filings with the Securities and Exchange Commission (and which have been incorporated by reference into this statement). All of the selected information provided in the following table should be read in conjunction with this historical financial information.

                                                  SIMMONS FIRST NATIONAL CORPORATION
                                                 SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     Years Ended December 31
                                                   -------------------------------------------------------------
(In thousands, except per share data)                2002          2001         2000         1999         1998
----------------------------------------------------------------------------------------------------------------
Income statement data:
   Net interest income                             $  75,708    $  67,405    $  67,061    $  64,731     $ 60,466
   Provision for loan losses                          10,223        9,958        7,531        6,551        8,309
   Net interest income after provision
     for loan losses                                  65,485       57,447       59,530       58,180       52,157
   Non-interest income                                35,303       33,569       30,355       28,277       33,635
   Non-interest expense                               69,013       68,130       62,556       61,929       62,639
   Provision for income taxes                          9,697        6,358        8,460        7,360        6,666
   Net income                                         22,078       16,528       18,869       17,168       16,487

Per share data (split adjusted):
   Basic earnings                                       1.56         1.17         1.30         1.18         1.14
   Diluted earnings                                     1.54         1.16         1.29         1.17         1.12
   Book value                                          13.97        12.87        12.07        10.89        10.39
   Dividends                                            0.48         0.44         0.40         0.36         0.32
Balance sheet data at period end:
   Assets                                          1,977,579    2,016,918    1,912,493    1,697,430    1,687,010
   Loans                                           1,257,305    1,258,784    1,294,710    1,113,635    1,034,462
   Allowance for loan losses                          21,948       20,496       21,157       17,085       16,812
   Deposits                                        1,619,196    1,686,404    1,605,586    1,410,633    1,381,003
   Long-term debt                                     54,282       42,150       41,681       46,219       49,899
   Stockholders' equity                              197,605      182,363      173,343      159,371      150,384

Capital ratios at period end:
   Stockholders' equity to
     total assets                                      9.99%         9.04%        9.06%       9.39%        8.91%
   Leverage                                            9.29%         8.26%        8.41%       9.10%        8.39%
   Tier 1                                             14.02%        12.76%       11.97%      13.67%       12.81%
   Total risk-based                                   15.30%        14.04%       13.26%      14.96%       14.06%
Selected ratios:
   Return on average assets                            1.12%         0.84%        1.05%       1.02%        1.00%
   Return on average equity                           11.56%         9.23%       11.33%      10.92%       11.31%
   Net interest margin                                 4.37%         3.92%        4.24%       4.41%        4.17%
   Allowance/nonperforming loans                     179.07%       137.12%      192.97%     167.37%      167.30%
   Allowance for loan losses as a
       percentage of period-end loans                  1.75%         1.63%        1.63%       1.53%        1.63%
   Nonperforming loans as a percentage
     of period-end loans                               0.97%         1.19%        0.85%       0.92%        0.97%
   Net charge-offs as a percentage
     of average total assets                           0.46%         0.54%        0.34%       0.37%        0.41%
   Dividend payout                                    30.75%        37.76%       30.85%      31.26%       29.83%



                                                  SIMMONS FIRST NATIONAL CORPORATION
                                                 SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                        Periods Ended September 30
                                                                                        --------------------------
(In thousands, except per share data)                                                        2003         2002
------------------------------------------------------------------------------------------------------------------
Income statement data:
   Net interest income                                                                    $  58,002     $ 56,529
   Provision for loan losses                                                                  6,589        7,661
   Net interest income after provision
     for loan losses                                                                         51,413       48,868
   Non-interest income                                                                       29,668       26,052
   Non-interest expense                                                                      54,079       51,398
   Provision for income taxes                                                                 8,530        7,107
   Net income                                                                                18,472       16,415

Per share data (split adjusted):
   Basic earnings                                                                              1.31         1.16
   Diluted earnings                                                                            1.28         1.14
   Book value                                                                                 14.71        13.71
   Dividends                                                                                  0.385        0.355

Balance sheet data at period end:
   Assets                                                                                 2,015,631    1,943,355
   Loans                                                                                  1,325,428    1,281,634
   Allowance for loan losses                                                                 22,795       21,688
   Deposits                                                                               1,624,649    1,614,038
   Long-term debt                                                                            73,151       50,456
   Stockholders' equity                                                                     207,198      193,650

Capital ratios at period end:
   Stockholders' equity to
     total assets                                                                             10.28%        9.96%
   Leverage                                                                                    9.65%        9.15%
   Tier 1                                                                                     14.16%       13.58%
   Total risk-based                                                                           15.44%       14.86%

Selected ratios:
   Return on average assets                                                                    1.24%        1.12%
   Return on average equity                                                                   12.10%       11.62%
   Net interest margin                                                                         4.41%        4.36%
   Allowance/nonperforming loans                                                             184.43%      175.04%
   Allowance for loan losses as a
       percentage of period-end loans                                                          1.72%        1.69%
   Nonperforming loans as a percentage
     of period-end loans                                                                       0.93%        0.97%
   Net charge-offs as a percentage
     of average total assets                                                                   0.29%        0.34%
   Dividend payout                                                                            29.41%       30.59%

ALLIANCE BANCORPORATION, INC. SELECTED CONSOLIDATED FINANCIAL DATA

     The following table shows summarized historical consolidated financial data for Alliance Bancorporation, Inc., which has been prepared by management of Alliance Bancorporation, Inc.


                                                     ALLIANCE BANCORPORATION, INC
                                                 SELECTED CONSOLIDATED FINANCIAL DATA

                                                                      Years Ended December 31
                                                   -------------------------------------------------------------
(In thousands, except per share data)                2002          2001         2000         1999         1998
----------------------------------------------------------------------------------------------------------------
Income statement data:
   Net interest income                             $   3,739    $   2,968    $   2,636    $   2,219     $  1,218
   Provision for loan losses                             145          214          120          238          132
   Net interest income after provision
     for loan losses                                   3,594        2,754        2,516        1,981        1,086
   Non-interest income                                 1,218          958          663          600          199
   Non-interest expense                                3,214        2,831        2,338        2,198        1,542
   Provision (benefit) for income taxes                  403          169          271          148          (97)
   Net income                                          1,195          712          570          235         (160)

Per share data:
   Basic earnings                                       41.80        24.65        19.48         8.03       (8.57)
   Diluted earnings                                     39.78        23.75        19.00         7.93       (8.57)
   Book value                                          361.46       306.48       279.90       246.41      224.51
   Dividends                                            --           --           --           --           --

Balance sheet data at period end:
   Assets                                             130,030      101,232       91,483       72,580      44,950
   Loans                                               62,558       57,441       50,002       40,847      26,908
   Allowance for loan losses                              831          717          500          410         266
   Deposits                                            98,528       82,069       73,738       56,362      39,639
   Long-term debt                                      10,636        6,781          870        3,187         500
   Stockholders' equity                                10,334        8,854        8,191        7,211       4,190

Capital ratios at period end:
   Stockholders' equity to
     total assets                                      7.95%         8.75%        8.95%        9.94%        9.32%
   Leverage                                            7.55%         8.64%        9.05%       10.42%        9.81%
   Tier 1                                             14.63%        14.89%       17.19%       19.70%       17.01%
   Total risk-based                                   15.86%        16.12%       18.25%       20.76%       18.11%

Selected ratios:
   Return on average assets                            1.06%         0.75%        0.69%        0.40%       (0.49)%
   Return on average equity                           12.61%         8.26%        7.40%        4.14%       (3.74)%
   Net interest margin                                 3.60%         3.39%        3.46%        4.27%        4.05%
   Allowance/nonperforming loans                     372.65%       217.93%      328.95%    1,138.89%        0.00%
   Allowance for loan losses as a
        percentage of period-end loans                  1.33%        1.25%        1.00%        1.00%        0.99%
   Nonperforming loans as a percentage
     of period-end loans                               0.36%         0.57%        0.30%        0.09%        0.00%
   Net charge-offs as a percentage
     of average total assets                           0.03%         0.00%        0.04%        0.16%        0.04%
   Dividend payout                                     0.00%         0.00%        0.00%        0.00%        0.00%


                                                     ALLIANCE BANCORPORATION, INC
                                                 SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                       Periods Ended September 30
                                                                                       --------------------------
(In thousands, except per share data)                                                        2003         2002
-----------------------------------------------------------------------------------------------------------------
Income statement data:
   Net interest income                                                                    $   3,112     $  2,699
   Provision for loan losses                                                                    155          100
   Net interest income after provision
     for loan losses                                                                          2,957        2,599
   Non-interest income                                                                        1,332          924
   Non-interest expense                                                                       2,701        2,347
   Provision for income taxes                                                                   409          283
   Net income                                                                                 1,179          893

Per share data:
   Basic earnings                                                                              41.24       31.24
   Diluted earnings                                                                            39.19       29.73
   Book value                                                                                 390.71      348.98
   Dividends                                                                                     --           --

Balance sheet data at period end:
   Assets                                                                                    135,620     125,023
   Loans                                                                                      65,799      61,040
   Allowance for loan losses                                                                     966         794
   Deposits                                                                                  108,429      99,602
   Long-term debt                                                                             11,930      11,102
   Stockholders' equity                                                                       11,170       9,977

Capital ratios at period end:
   Stockholders' equity to
     total assets                                                                              8.24%        7.98%
   Leverage                                                                                    7.97%        8.36%
   Tier 1                                                                                     15.10%       14.47%
   Total risk-based                                                                           16.35%       15.68%

Selected ratios:
   Return on average assets                                                                    1.19%        1.12%
   Return on average equity                                                                   14.60%       12.90%
   Net interest margin                                                                         3.31%        3.67%
   Allowance/nonperforming loans                                                             125.62%      236.31%
   Allowance for loan losses as a
      percentage of period-end loans                                                           1.47%        1.30%
   Nonperforming loans as a percentage
     of period-end loans                                                                       1.16%        0.50%
   Net charge-offs as a percentage
     of average total assets                                                                   0.02%        0.02%
   Dividend payout                                                                             0.00%        0.00%

                                  RISK FACTORS

     Each Alliance shareholder voting in favor of the merger may be choosing to invest in Simmons common stock. You should consider the following matters in deciding how to vote. You also should consider the other information included or incorporated by reference in this document.

Uncertainty as to the amount of merger consideration on the date of the Alliance shareholder meeting

     The merger agreement provides that shareholders of Alliance may elect to receive cash, Simmons common stock, or a combination of cash and Simmons common stock, as calculated in accordance with the merger agreement. The optional elections made by Alliance shareholders, other than the default election to receive $379.978 in cash and 18.1021 shares of Simmons common stock per share of Alliance stock, will be subject to adjustment in accordance with the allocation and proration procedures set forth in the merger agreement. Accordingly, a shareholder of Alliance, who makes an optional election, may not be sure, at the time the shareholder votes on whether to adopt the merger agreement, of the exact consideration the shareholder will receive in exchange for the shareholder's Alliance common shares.

Uncertainty regarding the market value of the Simmons common stock to be received in the merger

     At the time the merger is completed, each share of Alliance stock held by an Alliance shareholder, other than Alliance shareholders who properly exercise their rights to dissent from the merger, will be converted into the right to receive, at the election of the holder, (a) $379.978 in cash plus 18.1021 shares of Simmons common stock, (b) solely cash consisting of the sum of $379.978, plus the product of 18.1021 multiplied by the SFNC Average Price, as defined below,
(c) solely Simmons common stock consisting of the number of shares determined by dividing the cash amount that the Alliance shareholder could have received under
(b) above by the SFNC Average Price, or (d) a combination of the cash and shares of Simmons common stock specified by the Alliance shareholder as a percentage to be received in the form of cash and Simmons common stock (with the sum of such percentages equal to 100%). In all such cases, cash will be paid in lieu of any remaining fractional shares. The SFNC Average Price will not be fixed until five
(5) days immediately preceding the merger and is dependent on the market price of Simmons common stock. The "SFNC Average Price" will equal the average daily ending trade price of Simmons common stock for the ten (10) consecutive trading days ending immediately prior to the fifth trading day preceding the merger.

     Due to the procedures for making your election and surrendering your Alliance certificates, you will not receive your Simmons common stock immediately upon closing. The market price of Simmons common stock may be substantially higher or lower before the date of the special meeting, during the ten (10) trading day period over which the exchange ratio will be determined and between the effective date of the merger and the time you receive your Simmons common shares. The market price of Simmons common stock is subject to change at all times based on the financial condition and operating results of Simmons, market conditions and other factors. If the average daily closing price of Simmons common stock over the ten (10) trading day period is higher than the market price of Simmons common stock on the date on which you receive your Simmons common stock, then the total market value of the Simmons common stock you actually receive in exchange for each of your Alliance stock will be less on the date you receive your Simmons common stock than the date you elected to exchange your shares. To the extent that the SFNC Average Price is higher than the market price of Simmons common stock on the date on which the Simmons common stock is actually received, shareholders of Alliance who receive Simmons common stock will be adversely affected.

     The closing price of Simmons common stock on October 7, 2003, the last trading day before the announcement of the merger, was $25.75. The closing price of Simons common stock on February 10, 2004, the last trading day before the date of this proxy statement, was $28.25.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This proxy statement, including the documents referred to and incorporated by reference herein, include certain forward-looking statements about the financial condition, results of operations and business of Simmons, including the benefits of the proposed merger with Alliance, the expected impact of the proposed merger on Simmons' earnings per share, the receipt of regulatory approvals for the merger and the anticipated tax consequences of the merger. Such forward-looking statements and information are based on management's beliefs, assumptions and expectations of Simmons' future economic performance, taking into account information currently available and are not guarantees of future performance. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions identify forward-looking statements. Such statements reflect current views of Simmons' management regarding future events and are subject to certain risks, uncertainties and assumptions that may cause actual results or outcomes to vary materially from management's expectations.

     Some of the important factors that could cause actual results of operation or financial condition to differ materially from expectations include, but are not limited to: (1) potential delays or other problems in implementing Simmons' growth and expansion strategy, including delays in identifying satisfactory sites and opening new offices; (2) the ability to continue to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown, and its effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements.

     Factors that could affect the expected impact of the proposed merger include: (1) the possibility that the transaction does not close due to failure to receive required approvals or satisfy other conditions; (2) the ability of Simmons to successfully continue Alliance's operations; (3) competitive factors in the Hot Springs market, including the impact of the current economic slowdown; and (4) the creditworthiness of Alliance's borrowers and the ability to retain Alliance's deposit and loan customer base following consummation of the transaction.

     Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements. These and other material risk factors relating to the merger and Simmons' operations are more fully described in this proxy statement under the caption "Risk Factors."

                               THE SPECIAL MEETING

General

     This proxy statement is first being mailed, on or about February 25, 2004, to all persons who were Alliance shareholders of record on February 5, 2004.

     Along with this proxy statement, Alliance shareholders are being provided with a Notice of Special Meeting, a form of proxy that is solicited by Alliance's Board of Directors for use at the special meeting of Alliance shareholders and at any adjournments or postponements of that meeting and an election form to elect the form of consideration to be received if the merger is approved and consummated.

     At the special meeting, Alliance shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 8, 2003, between Alliance and Simmons, which provides for the merger of Alliance with and into Simmons and to approve amended benefits for David Bartlett, Steven Trusty and Ronnie Twyford.

     The special meeting of Alliance shareholders will be held at the following time and place:

                                 March 18, 2004
                             5:00 p.m., Central Time
                          Chamber of Commerce Building
                               659 Ouachita Avenue
                              Hot Springs, Arkansas

Proxies

     We encourage Alliance shareholders to promptly vote their proxies by completing, signing, dating and returning the enclosed proxy solicited by Alliance's Board of Directors if they are unable to attend the special meeting in person or wish to have their shares of Alliance stock voted by proxy even if they do attend the meeting.

     An Alliance shareholder may revoke any proxy given in connection with this solicitation by:

     o Delivering a written notice revoking the proxy prior to the taking of the vote at the special meeting;

     o Delivering a duly executed proxy relating to the same shares bearing a later date; or

     o Attending the meeting and voting in person (however, attendance at the special meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

     Alliance shareholders should address all written notices of revocation and other communications with respect to the revocation of proxies to the following:

                        Simmons First Trust Company, N.A.
                                 P. O. Box 7009
                              Pine Bluff, AR 71611
                           Attention: Corporate Trust

     For a notice of revocation or later proxy to be valid, however, SFTC must actually receive it prior to the vote of Alliance shareholders at the special meeting. All shares of Alliance stock represented by valid proxies received through this solicitation and not revoked before they are exercised will be voted as indicated on the proxy. If no specification is made, shares of Alliance stock represented by proxies received will be voted for approval of the agreement and plan of merger, for approval of the amended benefits for Messrs, Bartlett, Trusty and Twyford and in the discretion of the proxy holder as to any other matters that properly may come before the special meeting.

     Alliance is currently unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, then shares of Alliance stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their discretion.

Solicitation of Proxies

     In addition to the solicitation of proxies by mail, if necessary, Alliance may use several of its regular employees to solicit proxies from Alliance shareholders, either personally or by telephone, telegram, facsimile or special delivery letter. Such employees will not be specially compensated.

Record Date and Voting Rights

     Alliance's Board of Directors has fixed the close of business on February 5, 2004 as the record date for the determination of Alliance shareholders entitled to receive notice of and to vote at Alliance's special meeting of shareholders. Accordingly, only Alliance shareholders of record at the close of business on February 5, 2004 will be entitled to notice of and to vote at the special meeting. At the close of business on Alliance's record date, there were 30,107 shares of Alliance stock entitled to vote at the special meeting held by approximately 204 holders of record, and the directors and executive officers of Alliance beneficially owned approximately 15.12% of the outstanding shares of Alliance stock.

     The presence, in person or by proxy, of shares of Alliance stock representing a majority of the votes entitled to be cast at the Alliance special meeting is necessary to constitute a quorum. Each share of Alliance stock outstanding on Alliance's record date entitles its holder to one vote as to the approval of the agreement and plan of merger, the approval of the amended benefits for David Bartlett, Steven Trusty and Ronnie Twyford, or any other proposal that may properly come before the special meeting.

     For purposes of determining the presence or absence of a quorum for the transaction of business, Alliance will count shares of Alliance stock present in person at the special meeting but not voting, and shares of Alliance stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the special meeting. Abstentions are counted as present at the Alliance special meeting for purposes of determining whether a quorum exists.

     Under Arkansas law, approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of all votes entitled to be cast on the agreement and plan of merger. Because approval of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Alliance stock, abstentions will have the same effect as negative votes. Accordingly, Alliance's Board of Directors urges Alliance shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

Recommendation of the Board of Directors

     Alliance's Board of Directors has unanimously approved the agreement and plan of merger. Alliance's Board of Directors believes that the merger is in the best interests of Alliance and Alliance shareholders and recommends that Alliance shareholders vote "FOR" approval of the agreement and plan of merger. The conclusion of Alliance's Board of Directors with respect to the merger is based on a number of factors. See "THE MERGER - Alliance's Reasons for the Merger; Recommendation of the Board of Directors."

     Alliance's Board of Directors (with Mr. Bartlett abstaining) has approved the amended benefits for Messrs. Bartlett, Trusty and Twyford. Alliance's Board of Directors believes that the amended benefits provide fair and reasonable compensation to these individuals, are in the best interests of Alliance and Alliance shareholders and recommends that Alliance shareholders vote "FOR" approval of the mended benefits for Messrs. Bartlett, Trusty and Twyford.

Dissenters' Rights

     Holders of Alliance stock who do not vote in favor of the merger and who give Alliance timely notice will be entitled to dissenters' rights and to demand payment of the fair value of their shares as a result of the merger under Subchapter 13 of the Arkansas Business Corporation Act of 1987. If the statutory procedure is followed and dissenting holders and the surviving corporation do not otherwise agree on the value of such holders' shares, these rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their shares. Arkansas law defines "fair value" as the value of the shares immediately before consummation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable, but it does not prescribe a method for determining fair value. Consequently, any judicial determination of the fair value of the shares could be based upon any valuation method or combination of methods the court deems appropriate, and the value so determined could be more or less than the consideration paid in the merger. If any holder of shares who demands payment under Arkansas law fails to perfect, or effectively waives, his or her right to payment as a dissenting shareholder, as provided under Arkansas law, each of the shares of the holder will be converted into the consideration payable in the merger pursuant to a Default Election in accordance with the agreement and plan of merger.

     A person having a beneficial interest in shares of Alliance stock that are held of record in the name of another person, such as a nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever dissenters' rights the beneficial owner may have, or must submit to Alliance the record shareholder's written consent to the dissent not later than the time the beneficial owner asserts dissenters' rights, and must do so with respect to all shares that such person beneficially owns.

     An Alliance shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in such holder's name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Alliance in writing of the name and address of each person on whose behalf the holder asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which the holder dissents and the holder's other shares were registered in the names of different shareholders.

     The following discussion is not a complete statement of the law pertaining to dissenters' rights under the Arkansas Business Corporation Act of 1987. Any Alliance shareholder who wishes to exercise such dissenters' rights, or who wishes to preserve his or her right to do so, should review Subchapter 13 of the Arkansas Business Corporation Act of 1987, a copy of which is attached as Annex B to this proxy statement, and the following discussion carefully.

     The availability of dissenters' rights is conditioned upon full compliance with the procedure set forth in Subchapter 13 of the Arkansas Business Corporation Act of 1987. Failure to timely and properly comply with the procedures specified will result in the complete loss of dissenters' rights. Accordingly, any Alliance shareholder who wishes to dissent from the merger and receive the value of his or her Alliance stock in cash should consult with his or her own legal counsel. No further notice of the events giving rise to dissenters' rights or any steps associated with exercising dissenters' rights will be furnished to Alliance shareholders, except as indicated below or otherwise required by law.

     An Alliance shareholder cannot vote for the merger and pursue dissenters' rights. However, an Alliance shareholder's failure to vote against the agreement and plan of merger will not constitute a waiver of his or her dissenters' rights. Moreover, a vote against the agreement and plan of merger will not be deemed to satisfy all of the notice requirements under Arkansas law with respect to dissenters' rights.

     Procedure for the Exercise of Alliance Shareholders Dissenters' Rights. In order to be eligible to exercise the right to dissent, an Alliance shareholder must:

     o Notify Alliance in writing prior to the vote on the agreement and plan of merger that such Alliance shareholder intends to demand payment for his or her shares of Alliance stock if the merger is completed; and

     o Not vote such shares of Alliance stock in favor of the agreement and plan of merger.

The written notice of intent to dissent should be addressed as follows:

                          Alliance Bancorporation, Inc.
                                100 Werner Street
                           Hot Springs, Arkansas 71913
                            Attention: Cindy Baswell
                            Facsimile: (501) 318-1000

     If the agreement and plan of merger is approved at the Alliance special meeting, Simmons must deliver a written dissenters' notice to all dissenting Alliance shareholders who satisfied the requirements referred to in the preceding paragraph. Simmons must deliver the dissenters' notice within ten days after completion of the merger. This notice must:

     o State where the Alliance shareholders must send demand for payment of their shares of Alliance stock if the merger is completed and where and when Alliance stock certificates must be deposited;

     o Inform holders of uncertificated shares of Alliance stock to what extent transfer of the shares will be restricted after the demand for payment is received;

     o Supply a form for demanding payment that includes the date of the first announcement of the agreement and plan of merger to news media or to shareholders and requires the dissenting shareholder to certify whether or not he or she or, if a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership before that date;

     o Set a date by which Simmons must receive the demand for payment, which date may not be fewer than 30 nor more than 60 days after the date the dissenters' notice is delivered; and

     o Be accompanied by a copy of Subchapter 13 of the Arkansas Business Corporation Act of 1987.

     An Alliance shareholder of record who is sent a dissenters' notice must demand payment in accordance with the terms of the dissenters' notice, certify that he or she (or the beneficial shareholder on whose behalf such holder is asserting dissenters' rights) acquired beneficial ownership of the shares of Alliance stock before the date required to be set forth in the dissenters' notice and deposit his or her certificates representing shares of Alliance stock in accordance with the terms of the dissenters' notice.

     An Alliance shareholder who demands payment and deposits his or her stock certificates in accordance with the previous paragraph retains all other rights of an Alliance shareholder until those rights are canceled or modified by the completion of the merger.

     An Alliance shareholder who does not demand payment or deposit his or her stock certificates where required, in each case by the date set forth in the dissenters' notice, is not entitled to payment for his or her shares of Alliance stock except pursuant to the terms of the agreement and plan of merger as if such shareholder made a Default Election.

     Simmons' Payment or Offer of Payment. Except as described below, as soon as the merger is effective, or upon receipt of a demand for payment, Simmons must pay each dissenting Alliance shareholder who has complied with the payment demand and deposit requirements described above the amount Simmons estimates to be the fair value of the Alliance shareholder's shares of Alliance stock, plus accrued interest from the effective time of the merger. Simmons must pay the rate of interest in the manner and amount described in Section 4-27-1301(4) of the Arkansas Business Corporation Act of 1987. This offer of payment must be accompanied by the following:

     o Alliance's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any;

     o A statement of Simmons' estimate of the fair value of the shares of Alliance stock;

     o    An explanation of how the interest was calculated;

     o A statement of the dissenting shareholder's right to demand payment under Section 4-27-1328 of the Arkansas Business Corporation Act of 1987; and

     o    A copy of Subchapter 13 of the Arkansas Business Corporation Act of
          1987.

     Simmons may elect to withhold payment from a dissenting shareholder under
Section 4-27-1327 of the Arkansas Business Corporation Act of 1987 unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the agreement and plan of merger. To the extent Simmons elects to withhold payment, it must estimate, after the completion of the merger, the fair value of the Alliance shareholder's shares of Alliance stock, plus accrued interest, and must pay this amount to each dissenting shareholder who agrees to accept it in full satisfaction of his or her demand. Simmons must send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenting shareholder's right to demand payment.

     If dissatisfied with Simmons' offer of payment, a dissenting Alliance shareholder may notify Simmons in writing of the shareholder's own estimate of the fair value of his or her shares of Alliance stock and amount of interest due. The dissenting shareholder may demand payment of the shareholder's estimate (less any payments previously made) or reject Simmons' offer and demand payment of the fair value of the shareholder's shares of Alliance stock and interest due, if:

     o The dissenting shareholder believes that the amount paid under Section 4-27-1325 or offered under Section 4-27-1327 of the Arkansas Business Corporation Act of 1987 is less than the fair value of the shareholder's shares of Alliance stock or that the interest due is incorrectly calculated;

     o Simmons fails to make payment within 60 days after the date set forth demanding payment; or

     o Simmons, having failed to complete the merger, does not return the deposited certificates or release the transfer restrictions imposed on the uncertificated shares of Alliance stock within 60 days after the date set for demanding payment.

However, a dissenting Alliance shareholder waives the right to demand such payment unless the shareholder notifies Simmons of such demand in writing within 30 days after Simmons made or offered payment for the shareholder's shares of Alliance stock.

     If Simmons does not complete the merger within 60 days after the date set for demanding payment and depositing share certificates of a dissenting Alliance shareholder's shares of Alliance stock, Simmons must return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares of Alliance stock.

     If Simmons, after returning deposited certificates and releasing the transfer restrictions imposed upon the shareholder's shares of Alliance stock, completes the merger, a new dissenters' notice must be delivered to the shareholder and the payment demand procedure discussed above must be repeated.

     Judicial Appraisal of Alliance Common Stock. If a demand for payment under
Section 4-27-1328 of the Arkansas Business Corporation Act of 1987 remains unsettled, Simmons must commence a proceeding within 60 days after receiving the demand for payment and petition the relevant court to determine the fair value of the shares of Alliance stock and accrued interest. If Simmons does not commence this proceeding within this 60-day period, it must pay each dissenting Alliance shareholder whose demand remains unsettled the amount demanded.

     Simmons must commence any such proceeding relating to Alliance stock in the circuit court of Jefferson County, Arkansas. Simmons must make all dissenting shareholders whose demands remain unsettled, whether or not residents of Arkansas, parties to the proceeding and must serve all parties with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a fair value. The appraisers will have the powers described in the order appointing them. Dissenting shareholders are entitled to the same discovery rights as parties to other civil proceedings.

     Each dissenting Alliance shareholder made a party to the proceeding is entitled to judgment for the amount the court finds as the fair value of such shareholder's shares of Alliance stock, plus interest, less the amount paid by Simmons, or for the fair value, plus accrued interest, of such shareholder's after-acquired shares for which Simmons elected to withhold payment under
Section 4-27-1327 of the Arkansas Business Corporation Act of 1987.

     The court, in an appraisal proceeding, must determine all costs of the proceeding, including the reasonable compensation and expense of appraisers appointed by the court. The court must assess these costs against Simmons, except that the court may assess costs against all or some of the dissenting shareholders in amounts the court finds equitable, to the extent that the court finds that the dissenting shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment.

     The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

     o Against Simmons or in favor of any and all dissenting shareholders if the court finds that Simmons did not substantially comply with the requirements of Sections 4-27-1320 through 4-27-1328 of the Arkansas Business Corporation Act of 1987; or

     o Against either Simmons or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Subchapter 13 of the Arkansas Business Corporation Act of 1987.

     If the court finds that the services of counsel for any dissenting Alliance shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against Simmons, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenting Alliance shareholders who were benefited.

     Any dissenting Alliance shareholder who perfects such holder's right to be paid the fair value of his or her shares will recognize taxable gain or loss upon receipt of cash for his or her shares for federal income tax purposes.

                             PROPOSAL I - THE MERGER

     The discussion in this proxy statement of the merger of Alliance with and into Simmons does not purport to be complete and is qualified by reference to the full text of the agreement and plan of merger and the other annexes attached to, and incorporated by reference into, this proxy statement.

Description of the Merger

     Upon completion of the merger, Alliance will merge into Simmons, the separate corporate existence of Alliance will cease and Simmons will be the surviving corporation. Simmons will continue to exist as an Arkansas corporation. Subject to the satisfaction or waiver of certain conditions set forth in the agreement and plan of merger, the merger will become effective upon the filing of articles of merger in the office of the Secretary of State of the State of Arkansas in accordance with the Arkansas Business Corporation Act of 1987. See "THE AGREEMENT AND PLAN OF MERGER -- Conditions to the Merger."

     The merger will have the effects set forth in Section 4-27-1106 of the Arkansas Business Corporation Act of 1987 and Section 23-48-604 of the Arkansas Banking Code of 1997.

     Simmons' restated articles of incorporation and amended bylaws as in effect upon completion of the merger will be those of the surviving corporation.

     At the effective time of the merger, automatically by virtue of the merger and without any action on the part of any party or shareholder, each share of Alliance stock outstanding immediately prior to the effective time will become and be converted into the right to receive $379.978 in cash and 18.1021 shares of Simmons common stock ("Default Election"), or upon the election of the holder ("Optional Election"), subject to the limitations set forth below, (A ) solely cash consisting of the sum of $379.978, plus the product of 18.1021 multiplied by the SFNC Average Price, (B) solely Simmons common stock consisting of the number of shares determined by dividing the cash amount that the Alliance shareholder could have received under (A) above by the SFNC Average Price, or
(C) a combination of cash and shares of Simmons common stock, specified by the Alliance shareholder as a percentage to be received in the form of cash and Simmons common stock (with the sum of such percentages equal to 100%). Alliance shareholders who do not return a properly completed election form with respect to their shares of Alliance stock on or before March 25, 2004 will be deemed to have made a Default Election and will therefore, receive $379.978 in cash and
18.1021 shares of Simmons common stock for each share of Alliance stock owned.

     If a shareholder makes an Optional Election, the amount of cash and/or Simmons common stock to be received will be determined by the SFNC Average Price which may fluctuate. The SFNC Average Price will not be fixed until five (5) days immediately preceding the merger and is dependent on the market price of Simmons common stock. The "SFNC Average Price" will equal the average daily ending trade price of Simmons common stock for the ten (10) consecutive trading days ending immediately prior to the fifth trading day preceding the merger.

     Alliance and Simmons have agreed that the total merger consideration to be paid by Simmons to the Alliance shareholders will be 545,000 shares of Simmons common stock and the sum of $11,440,000 in cash. The amount of the merger consideration that will be paid in cash is therefore fixed at $11,440,000. Likewise, the amount of the merger consideration that will be paid in Simmons common stock is fixed at 545,000 shares. If you make the Default Election, you will receive $379.978 in cash and 18.1021 shares of Simmons common stock for each share of Alliance you own, without regard to the elections of any other Alliance shareholders. In the event that you and some of the other holders of the outstanding shares of Alliance stock make Optional Elections, the amount of cash and Simmons common stock that you will have the right to receive upon exchange of your shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate the merger consideration to be paid will equal $11,440,000 in cash and 545,000 shares of Simmons common stock. As a result, if you make an Optional Election to receive merger consideration in a combination of cash and Simmons common stock (other than the Default

Election), you may receive a different combination of consideration than you elected, based on the Optional Elections made by other Alliance shareholders.

     Simmons anticipates that the market price of Simmons common stock will fluctuate due to market factors beyond its control between the date of this proxy statement and the date on which the merger is completed and thereafter. For further information concerning the historical market prices of Simmons common stock, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS." Simmons cannot assure you that the market price of Simmons common stock will not decrease before or after the merger.

     Shares of Alliance stock with respect to which dissenters' rights have been properly demanded in accordance with Subchapter 13 of the Arkansas Business Corporation Act of 1987 or held by Alliance or any of its subsidiaries, in each case, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will not be converted into the consideration described above automatically at the effective time of the merger. At the effective time, all shares of Alliance stock held by Alliance or its subsidiaries, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will be canceled and will cease to exist, and no Simmons common stock or other consideration will be delivered in exchange for such shares. Also at the effective time, all shares of Simmons common stock held by Alliance or its subsidiaries, other than shares held in a fiduciary capacity or in connection with a debt previously contracted, will become treasury stock and all other shares of Simmons common stock outstanding as of the effective time will remain outstanding.

     Shares of Alliance stock as to which dissenters' rights have been properly demanded will not be converted into the right to receive, or be exchangeable for, Simmons common stock. Instead, the holders of these shares will be entitled to cash payment of the value of the shares in accordance with Subchapter 13 of the Arkansas Business Corporation Act of 1987. For the purpose of determining how much cash and Simmons common stock is available for distribution in accordance with the agreement and plan of merger, the value of the dissenting shares will be determined in the same manner as if an Optional Election solely for cash had been made for such shares and the aggregate cash available for distribution will be reduced by the aggregate value of the dissenting shares as so computed. If any holder of these shares subsequently delivers a written withdrawal of his or her demand for dissenters' rights, or if any holder fails to establish his or her entitlement to dissenters' rights, the holder will forfeit the right to dissent from the merger and his or her shares of Alliance stock will be deemed to have been converted into the right to receive, and to have become exchangeable for, the consideration due pursuant to a Default Election under the agreement and plan of merger. See "SPECIAL MEETING -- Dissenters' Rights."

     At the effective time of the merger, Alliance shareholders, other than those who perfect dissenters' rights, will have no further rights as Alliance shareholders, other than to receive the consideration to be issued to them in the merger. After the effective time, there will be no transfers on Alliance's stock transfer books of shares of Alliance stock. If, after the effective time, stock certificates representing shares of Alliance stock are presented for transfer to SFTC, the exchange agent for the merger, they will be canceled and exchanged for certificates representing shares of Simmons common stock as provided in the agreement and plan of merger.

     If, prior to the merger, shares of Simmons common stock are changed into a different number or class of shares due to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend is declared on the shares of Simmons common stock with a record date prior to the merger, the exchange ratio will be adjusted accordingly.

Background of the Merger

     As part of its regular planning process, management of Alliance, from time to time, has considered various strategic alternatives for maximizing shareholder value through continued internal growth or a sale of Alliance. Among these considerations was the desire to provide Alliance's shareholders with greater liquidity for their investment in Alliance. This assessment of alternatives did not involve a formalized process until the Spring of 2003 when Alliance's Board authorized management to evaluate alternatives for the purpose of enhancing shareholder value and liquidity. Pursuant to this authorization, Alliance retained DD&F Consulting Group, Inc., Little Rock, Arkansas ("DD&F"), to assist Alliance in exploring its strategic alternatives.

     Over the next several months, David Bartlett, the President, Chief Executive Officer and Chairman of the Board of Directors of Alliance, met with
J. Thomas May, the Chairman, President and CEO of Simmons, to discuss Simmons' interest in entering the Hot Springs banking market. This meeting occurred in May 2003 in Little Rock. As background, Messrs. Bartlett and May had been acquainted for several years and Mr. Bartlett was aware of Simmons' possible interest in entering the Hot Springs market.

     This initial meeting was followed by a second meeting between Messrs. Bartlett and May in Pine Bluff, Arkansas. This meeting occurred in June 2003 and dealt with the possibility of a transaction between Simmons and Alliance, as well as issues which would need to be addressed by Simmons were it to make a proposal to acquire Alliance.

     This second meeting led to additional discussions of the terms of a possible transaction between Alliance and Simmons. In connection with these discussions, and following Simmons' entering into a Confidentiality Agreement on July 11, 2003, Alliance provided to Simmons certain preliminary financial information with respect to Alliance.

     Following these discussions and Simmons' analysis of the financial information provided by Alliance, Simmons sent Alliance a letter dated July 25, 2003 expressing its interest in acquiring Alliance in a merger transaction. That letter proposed two alternative pricing structures for Alliance's Board to consider. One proposed the issuance of 690,000 shares of Simmons common stock together with $6,510,000 in cash. The second proposed the issuance of 545,000 shares of Simmons common stock together with $11,515,000 in cash.

     The receipt of this initial letter from Simmons was followed by a special Alliance Board meeting called to consider whether the Board wished to pursue negotiations with Simmons and, if so, which pricing structure was preferred. This meeting was held August 13, 2003. Present at the meeting were Alliance's legal counsel, Michael McCrary, and Randy Dennis and Bob Fegtly of DD&F. In addition, at this meeting, Messrs. Dennis and Fegtly and the law firm of McAfee & Taft were hired to represent Alliance in negotiating the transaction with Simmons. In addition, at the meeting representatives of DD&F reviewed with the Board the provisions of Simmons' initial letter, including the alternative pricing options, as well as the pricing and other relevant terms of recent transactions involving banks and bank holding companies similar to Alliance.

     At a Board meeting held August 18, 2003, Alliance's Board decided to pursue negotiations with Simmons and selected the second pricing option (545,000 shares and $11,515,000 in cash). At this meeting the Board also reviewed the expected timeline for a merger and merger-related expenses. The Board also appointed a special committee comprised of Directors Bartlett, Stathakis and Newman to be responsible for the negotiations and for initial document review.

     Additional consideration to the possible terms of a transaction was given by the Alliance Board at its meeting held September 3, 2003. This meeting was also attended by Messrs. McCrary, Dennis and Fegtly. At the meeting Messrs. Dennis and Fegtly reviewed with the Board the stock trends of Simmons, as well as the projected cash flows of Alliance and the terms of additional comparable transactions. Messrs. McCrary, Dennis and Fegtly also reviewed with the Board the option of using a fixed exchange ratio (as had been proposed by Simmons) versus a pricing formula with collars for the stock portion of the merger consideration. Following this review, it was the conclusion of the Board that it preferred a fixed exchange ratio for the Simmons common stock.

     Following the September 3, 2003 Board meeting, Simmons submitted to Alliance a second letter, dated September 12, 2003, in which it indicated its interest to acquire Alliance. The terms of this letter were substantially similar to the July 25, 2003 letter received from Simmons except that this letter limited the proposed merger consideration to 545,000 shares of Simmons common stock plus a cash payment of $11,515,000 and indicated

Simmons' willingness to permit Alliance shareholders to elect to receive all cash or all stock, subject to certain proration requirements in order to ensure that the total merger consideration consisted of the number of shares and total cash payment specified. This letter, which was intended to constitute a non-binding letter of intent upon its acceptance, was accepted in writing by Alliance on September 12, 2003.

     Following acceptance of Simmons' September 12, 2003 letter, the parties negotiated the terms of a definitive acquisition agreement. As part of these negotiations and in order to provide cash retention payments totaling $75,000 to certain non-executive Alliance employees subject to their remaining in the employment of Alliance through the closing of the acquisition, Alliance agreed to reduce the cash portion of the merger consideration from $11,515,000 to $11,440,000. Although the cash portion of the consideration was reduced as a result of the probable payment of these retention payments, this reduction was offset by the fact that the Board did not award options to purchase 173 shares of Alliance stock to those employees as a result of their cash retention agreements.

     Negotiations with Simmons resulted in a proposed form of Merger Agreement which was considered by the Alliance Board of Directors at its meeting held October 8, 2003. Following discussion by the directors of the financial and other terms of the proposed merger, as well as the terms of the proposed form of Merger Agreement, the merger and the Merger Agreement were unanimously approved by the Board. Following the meeting, the Merger Agreement was then entered into by Alliance and Simmons on October 8, 2003.

 Alliance's Reasons for the Merger; Recommendation of the Board of Directors

     In reaching its determination to approve and recommend the merger, Alliance's Board consulted with its financial consultants and counsel, and considered a variety of factors, including the following:

     o The results that could be obtained by Alliance by continuing to operate independently, and the likely benefits to its shareholders, compared with the value of the merger consideration being offered by Simmons.

     o Information concerning the business, financial condition, results of operations and prospects of Simmons, including the recent earning performance and dividend payment history of Simmons and the liquidity of the Simmons common stock.

     o The terms of the Merger Agreement and the structure of the merger, including the fact that Alliance's shareholders have the ability to elect to receive more or less of the merger consideration in cash or Simmons stock, subject to certain proration requirements.

     o The expectation that the merger will generally be a tax-free transaction to Alliance's shareholders to the extent Alliance's shareholders receive Simmons common stock under the Merger Agreement.

     o The current and prospective economic, competitive and regulatory environment facing Alliance in particular and independent community banking institutions in general.

     o The likelihood that the merger would enable Alliance to better serve its customers as a result of being affiliated with a larger, more diversified banking institution such as Simmons, therefore affording access to greater financial and managerial resources and a broader array of potential products, services and technologies.

     The discussion above regarding the factors considered by the Alliance Board is not intended to be exhaustive, but includes all material factors considered. In approving and recommending the Merger Agreement, the Alliance Board did not assign any specific or relative weights to any of the factors listed above and individual directors may have weighed factors differently.

     The Alliance Board of Directors believes that the merger is in the best interest of Alliance and its shareholders. Accordingly, the Alliance Board has unanimously approved the Merger Agreement and unanimously recommends that you vote FOR approval of the Merger Agreement and the merger.


Simmons' Reasons for the Merger

     Simmons' Board of Directors deliberated and approved the agreement and plan of merger at a Board meeting held on October 6, 2003. In reaching its determination to approve and adopt the agreement and plan of merger, Simmons' Board of Directors consulted with Simmons' management and professional advisors and considered a number of factors. During these deliberations, Simmons' Board of Directors identified a number of advantages from the expected merger, but did not identify any material disadvantages expected to result from the merger.

     The following discussion includes the material factors considered by Simmons' Board of Directors. The Board did not assign any relative or specific weights to the factors considered in reaching its determination, and individual members of Simmons' Board of Directors may have given differing weights to different factors. The Simmons Board considered various factors, including the following, in helping to make its determination to vote in favor of the merger:

     o The consummation of the merger will allow Simmons to enter into a strategically important market not currently served by branches of Simmons' subsidiary banks;

     o The favorable locations of the five banking offices of Alliance Bank throughout the Hot Springs market;

     o    The high quality of Alliance's banking operations;

     o    The compatibility of the business philosophy of Alliance and Simmons;

     o    Alliance's attractive loan and deposit customer base;

     o    The high quality of Alliance's management and employees;

     o The financial attractiveness of the acquisition to Simmons, including the expected lack of a material impact on 2004 earnings per share and the possible accretive impact on 2005 earnings per share; and

     o The opportunity to expand Simmons' shareholder base within the Hot Springs community by offering Simmons shares of common stock as partial consideration in exchange for Alliance shares.

The Simmons Board of Directors also reviewed the terms of the agreement and plan of merger, including the amount and form of consideration to be received by Alliance shareholders in the merger, as well as the general impact that the merger could be expected to have on the constituencies served by Simmons, including its customers and employees and communities it serves.

Regulatory Approval

     The merger is subject to prior approval by the appropriate banking regulatory authorities. Applications were filed for approval of the Merger with the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Arkansas State Bank Department ("ASBD") for Simmons to acquire Alliance in October, 2003.

The ASBD and the Federal Reserve communicated their approval of the merger by letters dated on December 1, 2003 and December 11, 2003, respectively. For a period of 15 days following the approval by the Federal Reserve, the merger is also subject to review by the Department of Justice as to its competitive effects. This review period has expired and no objection was received from the Department of Justice.

Certain U.S. Federal Income Tax Consequences

     The following discussion summarizes the material anticipated United States federal income tax consequences of the merger to Alliance shareholders who hold their shares of Alliance stock as capital assets. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger). In addition, this discussion does not address all of the federal income tax consequences that may be important to each taxpayer in light of its particular circumstances, nor does this discussion address the federal income tax consequences that may be applicable to taxpayers subject to special treatment under the Internal Revenue Code, such as:

     o    tax-exempt organizations;

     o financial institutions, insurance companies and broker-dealers or persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings;

     o persons who acquired their Alliance shares through the exercise of employee stock options, through a benefit plan or otherwise in a compensatory transaction;

     o shareholders who are not U.S. persons within the meaning of the Internal Revenue Code or that have a functional currency other than the U.S. dollar; or

     o    shareholders who exercise their dissenters' rights.

     No information is provided in this document or the tax opinions referred to below with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws. This discussion and the tax opinions are based upon the provisions of the Internal Revenue Code, applicable Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date of this proxy statement. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to below.

     In connection with the filing of the registration statement of which this proxy statement is a part, Simmons has received an opinion of Quattlebaum, Grooms, Tull & Burrow PLLC ("QGTB"), that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Simmons and Alliance will each be a party to that reorganization. The parties will not be required to consummate the merger unless they each receive an additional opinion of QGTB, dated the closing date of the merger, confirming that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Simmons and Alliance will each be a party to that reorganization.

     The opinion of QGTB regarding the merger has relied, and the opinions regarding the merger as of the closing date will rely, on (1) representations and covenants made by Simmons and Alliance, including those contained in certificates of officers of Simmons and Alliance, and (2) specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the agreement and plan of merger. In addition, QGTB in issuing the opinion has assumed, and its ability to provide the opinion at the closing of the merger will depend on, the absence of changes to the anticipated facts or changes in law between the date of this proxy statement and the closing date. If any of those representations, covenants or assumptions is inaccurate,

QGTB may not be able to provide the required opinion to be delivered at the closing of the merger and/or the tax consequences of the merger could differ from those described in the opinion that counsel has delivered.

     Opinions of counsel, including the opinions of QGTB, do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position. Simmons and Alliance do not intend to obtain a ruling from the IRS on the tax consequences of the merger. If the IRS were to assert successfully that the merger is not a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, then each Alliance shareholder would be required to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Simmons common stock and the amount of cash received in the exchange and (ii) the shareholder's adjusted tax basis in the Alliance stock surrendered for such consideration. Such gain or loss would be a capital gain or loss, provided that such shares of Alliance stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss recognized would be long-term capital gain or loss if the Alliance shareholder's holding period for the Alliance stock was more than one year. In such event, an Alliance shareholder's total initial tax basis in the Simmons common stock received would be equal to its fair market value at the effective time of the merger, and the shareholder's holding period for the Simmons common stock would begin on the day after the merger.

     Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, neither Simmons nor Alliance will recognize any gain or loss as a result of the merger. The federal income tax consequences of the merger qualifying as a reorganization to a particular Alliance shareholder will vary depending primarily on the form of merger consideration received by the shareholder in exchange for his or her Alliance stock. Regardless of whether an Alliance shareholder elects to receive a combination of cash and Simmons common stock, solely cash or solely Simmons common stock, the federal income tax consequences to such shareholder will depend on the actual merger consideration received by the shareholder.

     Alliance Shareholders Receiving Both Cash and Simmons Common Stock. If a holder of Alliance stock makes or is deemed to have made the Default Election, or makes an Optional Election to receive cash and Simmons common stock as the merger consideration (other than cash in lieu of a fractional interest in Simmons common stock) in the merger, that holder will recognize gain, if any, equal to the lesser of

     o    the amount of cash received or

     o the amount by which the sum of the amount of cash received and the fair market value at the effective time of the Simmons common stock received exceeds the holder's adjusted tax basis in the shares of Alliance stock exchanged in the merger.

     Any recognized gain could be taxed as a capital gain or a dividend. Such gain will generally be capital gain (provided that such shares of Alliance stock were held as capital assets by the shareholder at the effective time of the merger), unless the holder's exchange of Alliance stock for cash and Simmons common stock "has the effect of the distribution of a dividend" after giving effect to the constructive ownership rules of the Internal Revenue Code, in which case such gain might be treated as ordinary income. Any capital gain recognized generally will be long-term capital gain to the extent that, at the effective time of the merger, the holder has a holding period in the Alliance stock exchanged in the merger of more than one year. Because the determination of whether a cash payment will be treated as having the effect of a dividend is an individual determination dependent primarily upon the facts and circumstances of each separate Alliance shareholder, Alliance shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

     The aggregate tax basis of the shares of Simmons common stock received in the merger (including any fractional shares of Simmons common stock deemed received) will be the same as the aggregate tax basis of the shares of Alliance stock surrendered in exchange for such Simmons common stock in the merger, increased by the amount of gain recognized in the exchange (whether characterized as capital gain or a dividend) and reduced by the amount of cash received in the exchange. The holding period of the shares of Simmons common stock received (including any fractional share of Simmons common stock deemed received) will include the holding period of shares of Alliance stock surrendered in exchange for the Simmons common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger. An Alliance shareholder who receives a combination of Simmons common stock and cash in exchange for his or her Alliance stock will not be permitted to recognize any loss for federal income tax purposes.

     An Alliance shareholder's federal income tax consequences will also depend on whether his or her shares of Alliance stock were purchased at different times at different prices. If they were, the Alliance shareholder could realize gain with respect to some of the shares of Alliance stock and loss with respect to other shares. Such Alliance shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder's adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the Simmons common stock received, but could not recognize loss with respect to those shares in which the Alliance shareholder's adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the Simmons common stock received. Any disallowed loss would be included in the adjusted basis of the Simmons common stock. Any such Alliance shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

     Alliance Shareholders Receiving Only Simmons Common Stock. No gain or loss will be recognized by a holder of Alliance stock as a result of the surrender of shares of Alliance stock solely in exchange for shares of Simmons common stock pursuant to the merger (except with respect to cash received instead of fractional shares of Simmons common stock, as discussed below). The aggregate tax basis of the shares of Simmons common stock received in the merger (including any fractional shares of Simmons common stock deemed received) will be the same as the aggregate tax basis of the shares of Alliance stock surrendered in exchange for the Simmons common stock. The holding period of the shares of Simmons common stock received (including any fractional shares of Simmons common stock deemed received) will include the holding period of shares of Alliance stock surrendered in exchange for the Simmons common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

     Alliance Shareholders Receiving Only Cash. A holder of Alliance stock that does not receive any shares of Simmons common stock pursuant to the merger (and is not treated as constructively owning, after the merger, Simmons common stock held by certain family members and entities affiliated with the holder under the Internal Revenue Code) will generally recognize gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the shares of Alliance stock exchanged in the merger. Such gain or loss will be a capital gain or loss, provided that such shares of Alliance stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss will be a long-term capital gain or loss to the extent that, at the effective time of the merger, the holder has a holding period in such Alliance stock of more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

     Cash Instead of Fractional Shares. Holders of Alliance stock who receive cash instead of a fractional share of Simmons common stock will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by Simmons in exchange for the cash actually distributed instead of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Internal Revenue Code. Accordingly, such holders will generally recognize gain or loss equal to the difference between the tax basis of the holder's Alliance stock allocable to that fractional share and the amount of cash received. The gain or loss generally will be capital gain or loss and long-term capital gain or loss if the Alliance stock exchanged has been held for more than one year.

     Backup Withholding. A holder of Alliance stock may be subject, under certain circumstances, to backup withholding at a rate of 30.5% with respect to the amount of cash, if any, received in the merger, including cash received instead of fractional shares, unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the holder's federal income tax liability, so long as the required information is furnished to the IRS.

     THE PRECEDING SUMMARY DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. ACCORDINGLY, ALLIANCE SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Interests of Certain Persons in the Merger

     Certain members of management of Alliance and Alliance's Board of Directors may be deemed to have interests in the merger that are in addition to their interests as Alliance shareholders generally. Alliance's Board of Directors was aware of these interests and considered them, among other matters, in approving the agreement and plan of merger.

     Mr. David L. Bartlett, President, Chief Executive Officer and Chairman of the Board of Directors of Alliance, Ronnie Twyford, Senior Vice President of Alliance Bank and Steve Trusty, Senior Vice President of Alliance Bank, each entered into a Retention Bonus Agreement with Alliance Bank, wherein Alliance Bank agreed to pay to each of Messrs. Bartlett, Twyford and Trusty, on the effective date of the merger, lump-sum retention payments in the amounts of $330,000, $154,996 and $188,000, respectively, subject to the condition the individuals have not voluntarily resigned employment with Alliance prior to the effective date of the merger. See "PROPOSAL II- Approval of Amended Benefits for David Bartlett, Steven Trusty and Ronnie Twyford - Retention Bonus Agreement."

     Messrs. Bartlett, Twyford and Trusty each entered into Executive Supplemental Retirement Plan Executive Agreements with Alliance Bank which provide for certain retirement and death benefits to these individuals. The benefits under these plans would ordinarily vest in pro rata increments over the shorter of ten (10) years or the number of years remaining prior to the employee reaching the specified retirement age. Upon a change in control of Alliance Bank, the vesting of the retirement benefits is partially accelerated, however such benefits are not payable until the employee reaches the specified retirement age. If Proposal II described in this proxy statement is approved, then the retirement and death benefits of the individuals will be 100% vested upon consummation of the merger. See PROPOSAL II- Approval of Amended Benefits for David Bartlett, Steven Trusty and Ronnie Twyford - Executive Supplemental Retirement Plan Executive Agreements.

     Messrs. Bartlett, Twyford and Trusty each entered into Life Insurance Endorsement Method Split Dollar Agreements with Alliance Bank which provide for certain death benefits to these individuals from certain life insurance policies on the lives of these individuals owned by Alliance Bank. The benefits under these plans would ordinarily vest in pro rata increments over the shorter of ten
(10) years or the number of years remaining prior to the employee reaching the specified retirement age. Upon a change in control of Alliance Bank, the vesting of the death benefits will be accelerated and the death benefits will be 100% vested, if Proposal II described in this Proxy Statement is approved. See PROPOSAL II- Approval of Amended Benefits for David Bartlett, Steven Trusty and Ronnie Twyford - Life Insurance Endorsement Method Split Dollar Agreements.

     Messrs. Bartlett, Twyford and Trusty each anticipate continued employment by Alliance Bank after the consummation of the merger transaction. The acquisition of Alliance by Simmons and their continued employment may provide additional opportunities for advancement in employment than would be available if Alliance remained independent.

     Directors and executive officers of Alliance will receive shares of Simmons common stock and/or cash in the merger on the same basis as other Alliance shareholders. The following table shows the number of shares of Simmons common stock that may be issued to directors and executive officers of Alliance, and their affiliates, in the merger assuming that each such officer and director make the Default Election:


        =================================================================================== ===================

        Shares of Alliance stock  beneficially  owned by executive  officers and directors         4,551
        of Alliance, and their affiliates, as of  February 5, 2004
        ----------------------------------------------------------------------------------- -------------------
        ----------------------------------------------------------------------------------- -------------------

        Number of shares of Simmons  common  stock that  would be  received  in the merger        82,379
        pursuant to a Default  Election by  executive  officers and  directors,  and their affiliates based on this beneficial ownership
        =================================================================================== ===================

     Members of Alliance's Board of Directors have certain interests under the agreement and plan of merger regarding indemnification and continuation of liability insurance coverage following the merger. See "THE AGREEMENT AND PLAN OF MERGER -- Indemnification."

Comparison of Rights of Shareholders

     At the effective time of the merger, Alliance shareholders will automatically become Simmons shareholders (except for those Alliance shareholders who only receive cash consideration for their shares of Alliance stock or who properly exercise dissenters' rights). Simmons is an Arkansas corporation governed by provisions of the Arkansas Business Corporation Act of 1987 and Simmons' restated articles of incorporation and amended bylaws. Alliance is also an Arkansas corporation governed by provisions of the Arkansas Business Corporation Act of 1987 and Alliance's articles of incorporation, as amended, and bylaws. See "COMPARISON OF RIGHTS OF SHAREHOLDERS."

Restrictions on Resales by Affiliates

     The shares of Simmons common stock issuable to Alliance shareholders upon completion of the merger have been registered under the Securities Act of 1933. These shares may be traded freely without restriction by those shareholders who are not deemed to be "affiliates" of Alliance or Simmons, as that term is defined in SEC rules under the Securities Act. An "affiliate" of a company generally includes its directors and executive officers and holders of a significant amount of the company's voting stock.

     Shares of Simmons common stock received by those Alliance shareholders who are deemed to be affiliates of Alliance at the time of the Alliance special meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act. Under Rule 145, during the one-year period following completion of the merger, affiliates of Alliance may resell shares of Simmons common stock received by them in the merger subject to limitations on the number of shares that may be sold during any three-month period and the manner in which the shares may be sold, including the use of a broker and non-solicitation of a buyer.

     Alliance has agreed in the agreement and plan of merger to use its reasonable best efforts to cause each person who is an affiliate, for purposes of Rule 145 under the Securities Act, to deliver to Simmons a written agreement intended to ensure compliance with the Securities Act.

OPINION OF FINANCIAL ADVISOR

     Alliance engaged Southard Financial ("Southard") to act as its financial advisor in connection with the merger. On December 3, 2003, Southard rendered to the Alliance Board of Directors its written opinion (the "Southard Opinion") to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the consideration to be paid in the merger is fair, from a financial point of view, to the stockholders of Alliance, including both stockholders who will receive cash in the merger and those who will remain stockholders after the merger. No limitations were imposed by the Alliance Board upon Southard with respect to the investigations made or the procedures followed by them in rendering their opinions.

     The full text of the written opinion of Southard dated December 3, 2003, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached to this proxy statement as Annex C and is incorporated herein by reference. Southard's opinion is directed to the Board, addresses only the fairness of the consideration to be paid in the merger from a financial point of view, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Special Meeting. The summary of the opinion of Southard set forth herein is qualified in its entirety by reference to the full text of such opinion.

     Southard is a specialized consulting and valuation firm focusing on providing stock valuations to companies and financial institutions located throughout the United States, or to groups of individuals associated with U.S.-based companies and financial institutions. As part of its line of professional services, Southard specializes in rendering valuation opinions of banks and bank holding companies nationwide. Alliance selected Southard to serve as its financial advisor based on Southard's reputation, expertise and familiarity with Arkansas-based financial institutions.

     In connection with its opinion, Southard reviewed and analyzed certain publicly available financial information and other information concerning Alliance and Simmons and certain internal analyses and other information furnished to Southard by Alliance and Simmons. Southard also held discussions with members of senior management of Alliance and Simmons regarding the business and prospects of Alliance and Simmons. In addition, Southard (i) reviewed the reported prices and trading activity for Alliance and Simmons stock and (ii) performed such other studies and analyses and considered such other factors as Southard deemed appropriate.

     As described in its opinion, Southard assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with Southard for purposes of their opinion. With respect to the information relating to the prospects of Alliance and Simmons, Southard assumed that such information reflected the best currently available judgments and estimates of the management of Alliance and Simmons as to the likely future financial performance of Alliance and Simmons. Southard did not verify through independent inspection or examination the specific assets or liabilities of Alliance and Simmons. Southard did not make nor were they provided with an independent evaluation or appraisal of the assets or liabilities of Alliance and Simmons.

     Approach to Opinion

     In arriving at the Southard Opinion, Southard reviewed and analyzed, among other things, the following: (i) the financial statements of Alliance and Simmons and their subsidiaries; (ii) certain other publicly available financial and other information concerning Alliance and Simmons and their subsidiaries;
(iii) publicly available information concerning other banks and bank holding companies, the trading markets for their securities and the nature and terms of certain other transactions relevant to Southard's inquiry; (iv) the competitive and economic outlook for Alliance's and Simmons' trade area; (v) the book value and financial condition of Alliance and Simmons and their subsidiaries; (vi) the future earnings and dividend paying capacity of Alliance and Simmons and their subsidiaries; (vii) previous sales of Alliance and Simmons stock; and (viii) the prevailing market prices for selected banking organizations in Arkansas, the surrounding region, and the United States. Southard held discussions with senior management of Alliance and Simmons concerning Alliance's and Simmons' past and current operations, financial condition and prospects, as well as the results of recent bank regulatory examinations.

     In conducting its review and in arriving at the Southard Opinion, Southard relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and did not attempt to independently verify the same. Southard did not make or obtain any evaluations or appraisals of the properties of Alliance or Simmons, nor did it examine any individual loan credit files. For purposes of the Southard Opinion, Southard assumed that the merger will have the tax, accounting and legal effects described in the proxy statement and assumed that the transaction would be consummated on a timely basis in the manner presented by Alliance and Simmons and in compliance with applicable laws and regulations.

     As more fully discussed below, Southard considered such financial and other factors as it deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Alliance and Simmons, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on stockholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for Alliance and its subsidiaries; and, (ii) the assets and liabilities of Alliance and its subsidiaries, including the loan investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity. Southard also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. The Southard Opinion is necessarily based upon conditions as they existed and can be evaluated on the respective date thereof and the information made available to Southard through such date.

     In connection with rendering the Southard Opinion, Southard performed certain financial analyses, which are summarized below. Southard believes that its analysis must be considered as a whole, and that selecting portions of such analysis and the factors considered therein, without considering all factors and analysis, could create an incomplete view of the analysis and the processes underlying the Southard Opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Southard made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Alliance and Simmons. Any estimates contained in Southard's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals of such companies or necessarily reflect the prices at which such companies or their securities may actually be sold.

     Adequacy of Total Price

     The key consideration in this fairness opinion is the adequacy of the total price to be paid by Simmons. Under the terms of the merger agreement, Alliance shareholders will receive a combination of cash in the amount of $379.978 and
18.1021 shares of Simmons common stock per share of Alliance stock (the "default election"), unless they make an optional election. The Alliance shareholders may optionally elect to receive:

     (1) all shares of Simmons common stock for each Alliance share exchanged, with such number of shares to be the sum of (a) 18.1021, plus (b) $379.978 divided by the average ending trade price of Simmons for the ten consecutive trading days ending immediately prior to the fifth trading day prior to the consummation of the merger,
     (2) all cash for each Alliance share exchanged, with such amount of cash to be the sum of (a) 379.978, plus (b) the product of 18.021 times the average ending trade price of Simmons for the ten consecutive trading days ending immediately prior to the fifth trading day prior to the consummation of the merger, or
     (3) a combination of cash and stock in such amounts as may be requested by the Alliance shareholder. In the aggregate, the transaction will consist of $11,440,000 in cash and 545,000 shares of Simmons common stock, for a total purchase price of $25,610,000, based upon a value of $26.00 per share for Simmons common stock. Depending on the optional elections made by the Alliance shareholders, the consideration will be reallocated to achieve these terms.

     Analysis of Market Transactions

     Based upon the merger terms, and a market price of $27.00 for Simmons common shares, Alliance shareholders will receive about 221% of projected December 31, 2003 book value, 18 times estimated 2003 earnings, and 18.7% of projected December 31, 2003 assets. Based upon the review conducted by Southard, and given the financial characteristics and performance of Alliance, the pricing for Alliance in the merger is within the range of multiples seen in recent acquisitions of banks.

     Discounted Cash Flow Analysis

     Southard prepared a pro-forma discounted cash flow analysis to determine a range of present values of Alliance assuming Alliance continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that Alliance could generate over the ten year period from 2004 to 2013 and (ii) the present value of the "terminal value" of Alliance stock at the end of 2013. To determine a projected dividend stream, Southard assumed a maximum equity to assets ratio of 8.0%. Southard used management's budgeted earnings for 2003 and assumed annual growth in earnings and assets of between 5% and 10%. The "terminal value" of Alliance stock at the end of the ten-year period was determined by applying a price/earnings multiple of 19 times projected net income for Alliance in 2013. The dividend stream and terminal value were discounted to the present using discount rates of 13% to 18%, which Southard viewed as appropriate for a company with Alliance's risk characteristics. Using this analysis, the implied value of Alliance was consistently near or below the estimated merger price.

     Liquidity

     Simmons shares are traded on the Nasdaq National Market. Trading volume is variable, and generally ranges from 1,000 shares to 40,000 shares per day. Further, except in the case of Affiliates (as defined in the merger agreement), Simmons shares received will be freely tradable with no restrictions.

     Merger Premium

     Based upon the merger terms, Alliance shareholders will receive a premium in excess of 170% over the most recent minority trading price range of Alliance shares ($300.00 per share). The merger premium for Alliance is much higher than the normal range for similar transactions.

     Analysis of Alternatives

     In evaluating the fairness of the proposed merger to the shareholders of Alliance, Southard reviewed with Alliance management the process undertaken for the sale of the company. Given the age of the company and the need for more capital to continue expansion, the Alliance Board decided to pursue affiliation partners through negotiation. No formal marketing efforts were undertaken.

     After receiving the negotiated offer from Simmons, Alliance's Board did not pursue affiliation possibilities with other institutions. The Board determined that it was unlikely the Board would receive a significantly better offer. Further, negotiations took place with Simmons before a definitive agreement was reached. The terms of the merger agreement are materially unchanged from the original terms contemplated by the parties.

     Impact of an Exchange of Alliance Stock For Simmons Stock

     For evaluating the impact of the transaction on those who elect to receive Simmons shares, the default exchange ratio of 18.1021 shares of Simmons for each share of Alliance was assumed. This allocation of shares represented consideration for 51% of Alliance. The analysis presented below considers the impact of the share exchange only. In evaluating the impact of receiving Simmons common stock in the merger, the following factors are relevant:

     Dividend Yield Analysis

     In evaluating the impact of the proposed merger on the shareholders of Alliance, Southard reviewed the dividend paying histories of Alliance and Simmons. Alliance does not pay dividends to its shareholders. Simmons paid a dividend of $0.48 per share in 2002 (split adjusted). Further, dividends during the first nine months of 2003 totaled $0.385 per share. Based upon this review, the impact on the dividends received by Alliance shareholders will be highly positive.

     Earnings Yield Analysis

     In evaluating the impact of the proposed merger on the shareholders of Alliance, Southard determined that, for the stock portion of the default exchange, the shareholders of Alliance would see about a 21% increase in earnings per share (defined as post merger combined earnings per share times the assumed exchange ratio) for the year ended December 31, 2003, assuming that the merger had been consummated on January 1, 2003.

     Book Value Analysis

     In evaluating the impact of the proposed merger on the shareholders of Alliance, Southard estimates that the shareholders of Alliance will experience about a 35% increase in the book value of their stock investment, based upon the projected book values of Alliance and Simmons at December 31, 2003.

     Fundamental Analysis

     Southard reviewed the financial characteristics of Alliance and Simmons with respect to profitability, capital ratios, liquidity, asset quality, and other factors. Southard compared Alliance and Simmons to a universe of publicly traded banks and bank holding companies and to peer groups prepared by the Federal Financial Institutions Examination Council (FFIEC). Southard found that the post-merger combined entity will have capital ratios and profitability ratios within the range of those of the public peer group.

     Summary of Analyses

     The summary set forth does not purport to be a complete description of the analyses performed by Southard. The analyses performed by Southard are not necessarily indicative of actual values, which may differ significantly from those suggested by such analyses. Southard did not appraise any individual assets or liabilities of Alliance or Simmons. Throughout the due diligence process, all information provided by Alliance, Simmons, and third party sources was relied upon by Southard without independent verification.

     Accordingly, based on all factors that Southard deems relevant and assuming the accuracy and completeness of the information and data provided, Southard concludes that the consideration of $379.978 in cash and 18.1021 shares of Simmons common stock, or such other combination of cash and Simmons common stock which may be received pursuant to an optional election, per share of Alliance stock that the stockholders are entitled to receive in connection with the merger, is fair, from a financial standpoint, to all stockholders of Alliance, regardless of the combination of cash and Simmons common stock received in the merger.

     Southard had not previously provided valuation or other professional services to Alliance. Southard has not previously served as a market maker for Alliance stock.

     Alliance paid Southard $13,500 for rendering the Southard Opinion and also reimbursed Southard for its reasonable out-of-pocket expenses. Alliance also agreed to indemnify Southard against certain liabilities, including liabilities under the federal securities laws.


     YOU ARE ENCOURAGED TO READ THE SOUTHARD OPINION IN ITS ENTIRETY. THE FULL TEXT OF THE SOUTHARD OPINION IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT.

                        THE AGREEMENT AND PLAN OF MERGER

     The following summary of certain terms and provisions of the agreement and plan of merger is qualified in its entirety by reference to the agreement and plan of merger, which is incorporated into this document by reference and, with the exception of exhibits and schedules to the agreement and plan of merger, is attached as Annex A to this proxy statement.

Default Election; Optional Election; Exchange of Certificates

     Enclosed with this proxy statement is an election form. The election form enables Alliance shareholders to choose to exchange their Alliance stock for a combination of cash and shares of Simmons common stock, solely for cash or solely for shares of Simmons common stock, subject to the limitations described below. Alliance shareholders have until 5:00 p.m., Central Time, on March 25, 2004 to make their election and return their election forms to Alliance.

     By timely completing and delivering the election form, each holder of Alliance stock may elect to receive (i) $379.978 in cash and 18.1021 shares of Simmons common stock ("Default Election"), or may make an optional election ("Optional Election"), subject to the limitations set forth below, to receive
(ii) solely cash consisting of the sum of $379.978, plus the product of 18.1021 multiplied by the SFNC Average Price, as defined below, (iii) solely Simmons common stock consisting of the number of shares determined by dividing the cash amount that the Alliance shareholder could have received under (ii) above by the SFNC Average Price, or (iv) a combination of the cash and shares of Simmons common stock specified by the Alliance shareholder as a percentage to be received in the form of cash and Simmons common stock (with the sum of such percentages equal to 100%). Alliance shareholders who do not return a properly completed election form with respect to their shares of Alliance stock on or prior to March 25, 2004 will be deemed to have made a Default Election and will therefore, receive $379.978 in cash and 18.1021 shares of Simmons common stock for each share of Alliance stock owned.

     If a shareholder makes an Optional Election, the amount of cash and/or Simmons common stock to be received will be determined by the SFNC Average Price which may fluctuate. The SFNC Average Price will not be fixed until five (5) days immediately preceding the merger and is dependent on the market price of Simmons common stock. The "SFNC Average Price" will equal the average daily ending trade price of Simmons common stock for the ten (10) consecutive trading days ending immediately prior to the fifth trading day preceding the merger.

     Alliance and Simmons have agreed that the total merger consideration to be paid by Simmons to the Alliance shareholders will be 545,000 shares of Simmons common stock and the sum of $11,440,000 in cash. The amount of the merger consideration that will be paid in cash is therefore fixed at $11,440,000. Likewise, the amount of the merger consideration that will be paid in Simmons common stock is fixed at 545,000 shares. If you make the Default Election, you will receive $379.978 in cash and 18.1021 shares of Simmons common stock for each share of Alliance you own, without regard to the elections of any other Alliance shareholders. In the event that you and some of the other holders of the outstanding shares of Alliance stock make Optional Elections, the amount of cash and Simmons common stock that you will have the right to receive upon exchange of your shares of Alliance stock will be adjusted on a pro rata basis so that, in the aggregate the merger consideration to be paid will equal $11,440,000 in cash and 545,000 shares of Simmons common stock. As a result, if you make an Optional Election to receive merger consideration in a combination of cash and Simmons common stock (other than the Default Election), you may receive a different combination of consideration than you elected, based on the Optional Elections made by other Alliance shareholders.

     Promptly after the completion of the merger, Simmons will deposit in a segregated account within SFTC, as the exchange agent for the merger, certificates representing shares of Simmons common stock, the cash consideration and cash to be paid in lieu of fractional shares to which a holder of certificates formerly representing Alliance stock would otherwise be entitled.

     A letter of transmittal will be mailed to each Alliance shareholder promptly after the completion of the merger. The letter of transmittal will provide that, upon surrender of an Alliance certificate for exchange and cancellation to the exchange agent, together with the duly executed letter of transmittal, the holder of an Alliance certificate will be entitled to receive the amount of cash elected and/or the number of whole shares of Simmons common stock elected, unless adjusted on a pro rata basis by the exchange agent, and cash for any fractional shares to which such holder has become entitled in accordance with the agreement and plan of merger. Simmons will pay to each Alliance shareholder who would otherwise be entitled to a fractional share of Simmons common stock, after taking into account all Alliance certificates delivered by the shareholder, an amount in cash, determined by multiplying such fraction by the SFNC Average Price. Alliance certificates so surrendered will immediately be canceled. No interest will be paid or accrued on any cash to be paid upon such surrender, whether as merger consideration, in lieu of fractional shares of Simmons common stock or with respect to unpaid dividends or distributions on such shares.

     Any part of the Simmons common stock certificates and cash deposited with the exchange agent that remains unclaimed by Alliance shareholders for six months after the merger will be returned to Simmons. After such time, Alliance shareholders may look only to Simmons for payment of their portion of the cash consideration and their shares of Simmons common stock, cash in lieu of fractional shares, and unpaid dividends and distributions on Alliance stock deliverable in respect of each share of Simmons common stock held by the shareholder, as determined pursuant to the agreement and plan of merger, in each case, without interest. Simmons will not be liable to any former Alliance shareholder for any amounts properly delivered to a public official under applicable abandoned property, escheat or similar laws.

     If any certificate formerly representing Alliance stock is lost, stolen or destroyed, Simmons can require the holder to give an affidavit of that fact and to post a bond in an amount that is customarily required by Simmons and the exchange agent as indemnity against any claim that may be made with respect to this Alliance certificate. Upon making such affidavit and/or posting such bond, the exchange agent will issue the consideration due under the agreement and plan of merger.

     No dividends or other distributions with respect to Simmons common stock declared after the merger and payable to Simmons shareholders of record will be paid to the holder of any unsurrendered Alliance certificate until the holder of the certificate surrenders the Alliance certificate. After the proper surrender of an Alliance certificate, the record holder of the certificate will receive any such dividends or other distributions, without any interest, which the holder would have received if he or she had exchanged the Alliance certificate immediately after the merger.

Conditions to the Merger

     The obligations of Alliance and Simmons to complete the merger are subject to the satisfaction (or waiver, where legally allowed), at or prior to the effective time of the merger, of a number of conditions, which are set forth in the agreement and plan of merger. These conditions include:

     o    Approval of the agreement and plan of merger by Alliance shareholders;

     o Receipt of the required regulatory approvals, including approval by the Federal Reserve and the Arkansas State Bank Department;

     o    The absence of any legal prohibition to completion of the merger;

     o The accuracy of the parties' representations and performance of the parties' obligations under the agreement and plan of merger; and

     o    Receipt of the required tax opinion.

     While we have received the approval of the Federal Reserve and the Arkansas State Bank Department, we cannot guarantee that any other required regulatory approvals will be obtained or that all of the other conditions precedent to the merger will be satisfied or, where legally permitted, waived by the party permitted to do so.

Termination of the Agreement and Plan of Merger

     The agreement and plan of merger may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by Alliance shareholders, by mutual consent of Simmons and Alliance. The agreement and plan of merger may also be terminated by either party if:

     o    The merger is not completed on or before April 30, 2004; or

     o The other party materially breaches its representations or covenants set forth in the agreement and plan of merger and fails to cure that breach within 60 days after notice; or

     o The Alliance shareholders fail to approve the agreement and plan of merger.

     In the event of termination of the agreement and plan of merger, the agreement and plan of merger will become void and have no effect, except with respect to the parties' obligations regarding confidential information and expenses, and Simmons' non-solicitation covenant, each as set forth in the agreement and plan of merger. Termination also will not relieve or release a breaching party from liability or damages for its willful breach of the agreement and plan of merger.

Conduct of Business Prior to the Merger and Other Covenants

     In the agreement and plan of merger, Alliance and Simmons agreed to refrain from engaging in, or permitting its subsidiaries to engage in, certain activities which are described in the agreement and plan of merger.

     Alliance has agreed to refrain from:

     o Declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than dividends or distributions consistent with historic practices;

     o Issuing or acquiring its capital stock other than for the issuance of common stock upon the exercise or fulfillment of rights or options issued or existing pursuant to the Alliance option plan all to the extent outstanding and in existence on the date of the agreement and plan of merger and in accordance with their terms as of such date;

     o Issuing any options or other securities convertible into or exchangeable for its capital stock;

     o    Hiring additional staff, except to fill vacancies;

     o Entering into any employment contracts, paying any bonus to or increasing the rate of compensation of any directors, officers or employees, except consistent with historic practices;

     o Adopting or amending any employee benefit plan or compensation arrangement, except as otherwise requested or approved by Simmons;

     o Substantially modifying the manner in which it conducts business including amending its articles of incorporation or bylaws;

     o Acquiring any material assets or business, outside the ordinary course of business;

     o Acquiring any investment securities, other than U. S. Treasury securities, Arkansas municipal securities, U. S. Agency securities which are traditional fixed rate debt securities;

     o Acquiring any shares of Simmons common stock, except in a fiduciary capacity;

     o Changing its methods of accounting in effect at December 31, 2002, except as requested by Simmons or required by changes in generally accepted accounting principles or regulatory accounting principles;

     o Taking any action which would or is reasonably likely to adversely affect the ability of either party to obtain the required regulatory approvals, adversely affect Alliance's ability to perform its covenants in the agreement and plan of merger, or in any of the conditions to the merger set forth in the agreement and plan of merger not being satisfied;

     o Entering into any loan or series of loans to a single borrower or related group of borrowers in an original principal amount in excess of $150,000, unless in accordance with Alliance's existing loan policies;

     o Disposing of any assets, properties or other rights or agreements having a value in excess of $75,000, other than properties acquired in foreclosure or in the ordinary collections of debts; or

     The agreement and plan of merger also contains certain other agreements relating to the conduct of the parties prior to the merger, including, among other things, those requiring each party:

     o To apply for and obtain all consents and approvals required to complete the merger;

     o To afford to the other party and its representatives access to certain of such party's information concerning its business, properties and personnel as the other party may reasonably request; and

     o To use its best efforts to comply with any legal requirements to complete the merger.

     Alliance agreed to cause each director, executive officer and other person who is an "affiliate" of Alliance for purposes of Rule 145 under the Securities Act to deliver to Simmons a written agreement intended to ensure compliance with the Securities Act.

     Alliance agreed to call and hold a special meeting of its shareholders and, through its Board of Directors, to recommend the agreement and plan of merger for approval to its shareholders, subject to the fiduciary duties of the directors. Simmons agreed to cause the shares of Simmons common stock to be issued in the merger to be approved for listing on the Nasdaq National Market System.

Indemnification

     Simmons agreed to provide indemnification following the merger to the present and former officers and directors of Alliance and Alliance Bank for specified liabilities arising out of or pertaining to the merger agreement or the merger and to provide for either the continuation of the existing directors' and officers' liability insurance for the directors and officers of Alliance or to provide substantially similar coverage under the Simmons directors and officers liability insurance policy.

Amendment of the Agreement and Plan of Merger

     Subject to compliance with applicable law, the agreement and plan of merger may be amended by Alliance and Simmons, by action taken or authorized by their respective Boards of Directors, at any time before or after the

Alliance shareholders approve the agreement and plan of merger. However, after any approval of the agreement and plan of merger by Alliance shareholders, there may not be, without further approval of the Alliance shareholders, any amendment of the agreement and plan of merger which reduces the amount or changes the form of the consideration due under the agreement and plan of merger, other than as contemplated in the agreement and plan of merger. The agreement and plan of merger provides that it may not be amended except by an instrument in writing signed on behalf of Simmons and Alliance.

Waiver

     Prior to the merger, Simmons and Alliance may extend the time for the performance of any of the obligations or other acts of the other party to the agreement and plan of merger, waive any inaccuracies in the representations or warranties of the other party contained in the agreement and plan of merger or, where the law permits, waive compliance with any of the agreements or conditions of the other party contained in the agreement and plan of merger.

Expenses

     Each party to the agreement and plan of merger will bear all expenses incurred by it in connection with the agreement and plan of merger and the merger.

Management and Operations Following the Merger

     After the merger, Simmons will be managed by the same Board of Directors and executive officers as existed prior to the merger. Alliance will be merged with and into Simmons. The surviving corporation will operate under the name "Simmons First National Corporation" and will continue to engage in the same business as prior to the merger. Alliance Bank will continue to operate as a separate bank, but its name will be changed to "Simmons First Bank of Hot Springs."


                                               PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Simmons

     Simmons common stock is listed on the Nasdaq National Market System under the symbol "SFNC." As of October 8, 2003, Simmons common stock was held by approximately 1,383 holders of record. The following table sets forth the high and low closing prices for Simmons common stock as reported on the Nasdaq
National Market System, and cash dividends declared per share of Simmons common stock, for the periods indicated:

                                                                      Stock Prices*              Cash Dividends*
                                                                  -----------------------        ---------------
                                                                  High             Low              Per Share
2004                                                             ------           ------            ---------
----
            First Quarter (through February 10, 2004)             $30.00           $27.00

2003
----        First Quarter                                         $18.45           $17.06             $0.125
            Second Quarter                                         21.50            18.13              0.13
            Third Quarter                                          26.31            20.90              0.13
            Fourth Quarter                                         28.90            23.95              0.14

2002
----        First Quarter                                         $16.53           $15.64             $0.115
            Second Quarter                                         21.30            16.25              0.12
            Third Quarter                                          20.57            16.95              0.12
            Fourth Quarter                                         19.22            17.20              0.125

2001
----        First Quarter                                         $12.16           $11.13             $0.105
            Second Quarter                                         17.15            11.44              0.11
            Third Quarter                                          18.90            15.85              0.11
            Fourth Quarter                                         17.20            15.89              0.115


*Adjusted to give effect to 2-for-1 stock split effective May 1, 2003.

Alliance

     There is no established trading market for shares of Alliance stock, which is inactively traded in private transactions. Therefore, reliable information is not available about the prices at which shares of Alliance stock have been bought and sold. As of October 8, 2003, Alliance stock was held of record by 201 persons. Alliance has never paid any cash dividends on its common stock.

                 PROPOSAL II - APPROVAL OF AMENDED BENEFITS FOR
                DAVID BARTLETT, STEVEN TRUSTY AND RONNIE TWYFORD

     General

     Section 280G of the Internal Revenue Code governs the treatment of so called "parachute payments" to corporate officers, highly-compensated individuals or shareholders who own more than 1% of the fair market value of any company's outstanding stock. As executive officers of Alliance, David Bartlett, Steven Trusty and Ronnie Twyford are covered by Section 280G of the Internal Revenue Code.

     If the payments and benefits payable to these individuals, which are contingent on the merger equal or exceed three times each officer's respective average taxable compensation for the five calendar years preceding the year in which the merger is completed, then such officer is subject to a 20% excise tax and Alliance loses its tax deduction for the excess parachute payment. An excess parachute payment is defined as the total parachute payments to an officer, minus one times the average taxable compensation of such officer for the five calendar years preceding the year in which the merger is completed.

     The average taxable compensation of Messrs. Bartlett, Trusty and Twyford will be based on the five years ending December 31, 2003. The average taxable compensation for each such officer for the five calendar years preceding the year in which the merger is completed is set forth below:

         Officer                            Average taxable Compensation
         David Bartlett                              $ 173,702
         Steven Trusty                               $  82,790
         Ronnie Twyford                              $  72,727

     Based on current estimates of the value of the change in control payments and benefits, set forth below, the Board of Directors of Alliance believes that the payments and benefits to Messrs. Bartlett, Trusty and Twyford will exceed three times their respective five-year average compensation unless this proposal is approved.

     The Board of Directors of Alliance is seeking shareholder approval for the payment of certain benefits under the Executive Supplemental Retirement Plan Executive Agreements ("SERPs"), as amended, and the Life Insurance Endorsement Method Split Dollar Agreements ("Split Dollar Agreements"), as amended, for each of David Bartlett, Steven Trusty and Ronnie Twyford in order to exempt such benefits from Section 280G of the Internal Revenue Code. The benefits to be approved are (i) accelerated vesting of their retirement benefits under the SERPs, (ii) the entitlement to death benefits under the SERPs and (iii) the accelerated vesting under their Split Dollar Agreements ("Amended Benefits").
Section 280G and the regulations under such section permit the shareholders of Alliance to exempt all or part of any change in control payments to Messrs. Bartlett, Trusty and Twyford by the affirmative vote of more than 75% of the outstanding common stock of Alliance, excluding any shares held by these officers. If Alliance shareholder approval is not received, then Messrs. Bartlett, Trusty and Twyford will not receive certain accelerated vesting of their retirement benefits under the SERPs or of their benefits under the Split Dollar Agreement upon consummation of the Merger, and will forfeit their entitlement to death benefits under the SERPs.

Executive Supplemental Retirement Plan Executive Agreements

     On September 25, 2001, Alliance Bank entered into separate Executive Supplemental Retirement Plan Executive Agreements with Messrs. Bartlett, Twyford and Trusty.


Retirement Benefit

     The benefits under the SERPs for each of officers were based upon the terms and investment performance of insurance policies purchased by Alliance Bank on the lives of the three officers. These plans, known as index benefit plans, originally accrued a retirement benefit for the participant based upon the annual increase in the cash value of the life insurance policy or policies less an assumed investment return on Alliance Bank's investment in the policies, adjusted for certain income tax effects. The assumed return on the Alliance Bank's investment was the average Fed Funds Rate during the year. Prior to the officer's retirement, the annual benefit accrual was credited to an accounting reserve for payment to the officer after his retirement or upon his death ("Pre-Retirement Account"). After the officer's retirement the benefit would continue to be calculated in the same manner, but would be paid out annually to the officer for the remainder of his life, rather than credited to an accounting reserve.

     In order for the officer to receive all of the retirement benefits provided by his SERP, he was required to remain in the employment of the bank until normal retirement age as defined in his SERP. The normal retirement age set for Mr. Bartlett was 62, however, if Mr. Bartlett exercised the stock options granted to him by Alliance the normal retirement age was reduced to 56. The normal retirement age for Mr. Trusty and Mr. Twyford under their SERPs was ages 62 and 65, respectively. In the event an officer left the employment of Alliance Bank, prior to attaining normal retirement age (other than as a result of termination for cause), the benefit payable to the officer is an amount equal to the benefit that would otherwise be payable to the officer at normal retirement age multiplied by his vested percentage at the time of termination of employment. If an officer leaves the employment of the bank prior to normal retirement age, the amount payable to the officer under the SERP is not accelerated, but remains payable commencing upon the officer's normal retirement age under his SERP.

     Each officer vests in his retirement benefit in accordance with the vesting schedule contained in his SERP. Mr. Bartlett vests in his benefit at the rate of ten percent (10%) per year for ten (10) years, commencing upon the date of adoption of his SERP, September 25, 2001. Further, in the event he exercised his stock options, Mr. Bartlett would become 100% vested in his benefit. The vesting schedule for Mr. Trusty was ten percent (10%) per year for ten (10) years commencing upon the date of adoption of his SERP, September 25, 2001. The vesting schedule for Mr. Twyford was fourteen and 29/100 percent (14.29%) per year for seven (7) years commencing upon the date of adoption of his SERP, September 25, 2001. Notwithstanding the vesting of the retirement benefits the SERPs provided that in the event the officer was terminated for cause all benefits under the SERP were forfeited. Additionally, each SERP originally provided that the officer would receive one hundred percent of the retirement benefits provided by the SERP as if he had been continuously employed by the bank until his normal retirement age, in the event a cumulative change in the ownership of fifty percent (50%) or more of the voting stock of Alliance Bank occurs ("Change in Control").

     Under the original index benefit formula, the benefits payable under the SERPs were dependent on future investment performance of the life insurance policies and future performance of interest rates, particularly the Fed Funds Rate. While these benefits may be estimated using certain assumptions about future investment performance and interest rates, such estimates may not be accurate, if the actual investment performance and interest rate experience varies materially from the assumptions.

     Effective December 31, 2003, each of the officers and Alliance Bank entered into amendments to the SERPs which converted the retirement benefit from an index benefit to a fixed annual benefit for life commencing at the normal retirement age. The fixed annual benefits for Messrs. Bartlett, Trusty and Twyford were established at $125,000, $60,000 and $40,000, respectively. The normal retirement age was amended for Messrs. Bartlett and Trusty to age 65 and all contingencies regarding the exercise of the stock options by Mr. Bartlett were removed. Further, the December 31, 2003 Amendment deleted the provisions in the SERPs requiring forfeiture of benefits under the SERPs upon a termination of the officer for cause.

Disability Benefits

     In the event an officer becomes disabled prior to termination of service for Alliance Bank and his employment is terminated because of such disability, the requirement that the payments of retirement benefits be deferred until attaining the normal retirement age is waived, and the officer is entitled to immediately start drawing his retirement benefits under the SERP. Upon becoming disabled an officer becomes 100% vested without regard to the vesting schedule.

Death Benefits

     In addition to the retirement and disability benefits payable under the original SERP, each officer was entitled to a death benefit, if the officer dies while there is an amount in his Pre-Retirement Account. Upon the death of an officer, the balance then held in the Pre-Retirement Account was payable to the designated beneficiary of the officer or in the absence of a designated beneficiary to his estate.

     The conversion to the fixed retirement benefit eliminated the need to maintain the Pre-Retirement Account under the SERP, upon which the death benefit was computed. Each of the officers and Alliance Bank agreed to amend the SERP to provide a death benefit as set forth on the schedule contained in the December 31, 2003 amendment. The scheduled death benefit amounts were derived from the most recent projections of the sums anticipated to be in the Pre-Retirement Account in the specified years. The following table sets forth the death benefit as provided in the December 31, 2003 amendment for each of the officers upon a death occurring within the next ten (10) years:

                                          Death Benefits payable under SERP

                  Year                      Bartlett          Trusty            Twyford

                  2004                      $  185,900        $ 36,047          $  74,365
                  2005                         239,052          46,390             94,885
                  2006                         298,616          57,956            117,624
                  2007                         365,023          70,753            142,380
                  2008                         438,878          84,975            134,696
                  2009                         520,913         100,754            120,002
                  2010                         611,574         118,284            105,308
                  2011                         711,488         137,714             90,614
                  2012                         820,979         159,081             75,920
                  2013                         854,132         182,692             61,225

Life Insurance Endorsement Method Split Dollar Plan Agreements

     In order to provide the officers with death benefits in addition to the death benefits under the SERP, Alliance Bank entered into Life Insurance Endorsement Split Dollar Plan Agreements ("Split Dollar Agreements") with David
L. Bartlett, Ronnie Twyford and Steve Trusty on September 25, 2001. The Split Dollar Agreements apply to the life insurance polices on the lives of the officers that are used for the calculation of the SERP benefits. These policies are single premium policies for which all premiums due during the life of the policy were paid at the issuance of the policy. In the event of the death of the officer, the accumulated cash value under the policy will be divided between Alliance Bank, as (1) return of its investment in the insurance policy, (2) the accrued return on its investment computed at the average Fed Funds rate and (3) reimbursement for any benefits paid under the SERP, and the officers designated beneficiary as the SERP death benefit, if any. The Split Dollar Agreements control the disposition of the proceeds of the policies payable upon death of the insured in excess of the accumulated cash value of the policy prior to death ("At Risk Death Proceeds").

     Under the Split Dollar Agreements, if the officer is employed by the bank at the time of his death, the At Risk Death Proceeds under each of the policies on the life of the officer is payable 80% to the officer's designated beneficiary (or his estate if no beneficiary is designated) and 20% to Alliance Bank. If the officer is not employed at Alliance Bank at the time of his death, then the officer's designated beneficiary is entitled to receive a sum equal to 80% of the At Risk Death Proceeds multiplied by the officer's vested percentage and Alliance Bank is entitled to receive the balance of the At Risk Death Proceeds.

     Mr. Bartlett vests in his benefit at the rate of ten percent (10%) per year for ten (10) years, commencing upon the date of adoption of his Split Dollar Agreement, September 25, 2001. Further, in the event he exercises his stock options, Mr. Bartlett would become 100% vested in the benefits under his Split Dollar Agreement. The vesting schedule for Mr. Trusty is ten percent (10%) per year for ten (10) years commencing upon the date of adoption of his Split Dollar Agreement, September 25, 2001. The vesting schedule for Mr. Twyford is fourteen and 29/100 percent (14.29%) per year for seven (7) years commencing upon the date of adoption of his Split Dollar Agreement, September 25, 2001. Additionally, each Split Dollar Agreement provides that the officer becomes fully vested in the benefits under the Split Dollar Agreement, in the event a cumulative change in the ownership of fifty percent (50%) or more of the voting stock of Alliance Bank occurs. The table below shows the most recent projection of the allocation of the At Risk Death Proceeds payable under the Split Dollar Agreements for the officers in the event of a death of the officer in the plan year ending in the year indicated. The plan years begin on September 25 of each calendar year and end on September 24 of the next calendar year.

David Bartlett

         Plan                       At Risk                   Vested Benefit            100% Vested
         Year     Vesting*       Death Proceeds               to Beneficiary             Benefit
         ----     --------       --------------               --------------            -----------
         2004       20%             $2,176,485                $   348,238               $1,741,188
         2005       30%             $2,173,541                $   521,650               $1,738,833
         2006       40%             $2,181,287                $   698,012               $1,745,030
         2007       50%             $2,175,445                $   870,178               $1,740,356
         2008       60%             $2,174,819                $ 1,043,913               $1,739,855
         2009       70%             $2,169,991                $ 1,215,195               $1,735,993
         2010       80%             $2,171,712                $ 1,389,896               $1,737,370
         2011       90%             $2,157,757                $ 1,553,585               $1,726,206
         2012      100%             $2,150,815                $ 1,720,652               $1,720,652
         2013      100%             $2,139,356                $ 1,711,485               $1,711,485

* Mr. Bartlett would become 100% vested in the year he exercised his stock options without regard to the vesting schedule.

Steven Trusty

         Plan                       At Risk          Vested Benefit    100% Vested
         Year     Vesting           Death Proceeds   to Beneficiary    Benefit
         ----     -------           --------------  ---------------    -----------
         2004       20%             $557,798         $ 89,248          $446,238
         2005       30%             $561,222         $134,693          $448,978
         2006       40%             $563,821         $180,423          $451,057
         2007       50%             $567,203         $226,881          $453,762
         2008       60%             $567,968         $272,625          $454,374
         2009       70%             $569,561         $318,201          $455,649
         2010       80%             $572,189         $366,201          $457,751
         2011       90%             $571,870         $411,746          $457,496
         2012      100%             $572,632         $458,106          $458,106
         2013      100%             $574,677         $459,742          $459,742

Ronnie Twyford

         Plan                      At Risk         Vested Benefit    100% Vested
         Year     Vesting          Death Proceeds  to Beneficiary    Benefit
         ----     -------          --------------  --------------    -----------
         2004      29%             $550,620          $125,856          $440,496
         2005      43%             $547,985          $187,881          $438,388
         2006      57%             $544,140          $248,750          $435,312
         2007      71%             $542,573          $310,042          $434,058
         2008      86%             $536,250          $367,714          $429,000
         2009     100%             $532,435          $425,948          $425,948
         2010     100%             $527,390          $421,912          $421,912
         2011     100%             $521,778          $417,422          $417,422
         2012     100%             $514,723          $411,778          $411,778
         2013     100%             $510,917          $408,734          $408,734

Retention Bonus Agreement

     In order to provide assurance to Alliance and Alliance Bank that the senior executive officers of Alliance Bank would be available to assist the Alliance Board in evaluating and, if approved, consummating a sale or corporate acquisition transaction involving Alliance and Alliance Bank, Alliance Bank entered into Retention Bonus Agreements with David Bartlett, Ronnie Twyford and Steve Trusty on April 21, 2003. The agreements provide that upon the consummation of a change in control transaction the officer will be paid a retention bonus in an amount equal to twice his then current annual salary. The agreements provide that if the amount of the retention bonus payable plus all other sums payable to the officer by reason of the change in control transaction constitute a parachute payment as defined in Section 280G of the Internal Revenue Code then the amount of the retention bonus shall be reduced to an amount which will cause the aggregate of such payments due the officer to not be a parachute payment under Section 280G. If the merger is consummated, the officers will be entitled to receive retention bonuses in the amounts set forth below.

                  Officer                   Retention Bonus
                  -------                   ---------------

                  David Bartlett             $330,000
                  Steven Trusty               188,000
                  Ronnie Twyford              154,996

     Based upon the amendments made to the SERP and the Split Dollar Agreements, it is not expected that any portion of the Retention Bonuses payable to Messrs. Bartlett, Trusty or Twyford will be reduced by reason of payments being received by such officers constituting parachute payments under Section 280G.

2004 Amendments

     In order to minimize the possibility that Alliance would be subject to the loss of deductions under Section 280G Internal Revenue Code and Messrs. Bartlett, Trusty and Twyford would be subject to the 20% excise tax under
Section 4999, the officers and Alliance Bank entered into additional amendments to the SERPs and the Split Dollar Agreements on January 4, 2004.

     2004 SERP Amendment

     The SERPs for each officer were amended to provide that upon a change in control of Alliance Bank, the vesting regarding the retirement benefits payable commencing at normal retirement age would not be accelerated to 100%, but to 85%, 83% and 82.5% for Messrs. Bartlett, Trusty and Twyford, respectively. The remaining unvested retirement benefit would continue to be subject to vesting under an amended vesting schedule. The remaining unvested retirement benefit and the vesting schedule for the remaining benefit are set forth in the table below:




                                    Unvested         Years of
                                    Annual           Employment                 Vesting Percentage in
         Officer                    Benefit          under SERP                 Remaining Benefit

         David Bartlett             $18,750                 9                             33%
                                                           10                            100%
         Steven Trusty              $10,200                 9                             41%
                                                           10                            100%
         Ronnie Twyford             $ 7,000                 6                             22%
                                                            7                            100%

     In the absence of a change in control of Alliance Bank, the applicable vesting schedules provide for vesting of the retirement benefit over 10 years (10% per year) for Messrs. Bartlett and Trusty and over 7 years for Mr. Twyford from the effective date of their SERP. Messrs. Bartlett and Trusty are currently 20% vested and Mr. Twyford is 28.57% vested.

     The Amendment also provides that, upon approval of the shareholders in accordance with the regulations issued under Section 280G of the Internal Revenue, the unvested retirement benefit for the each of the officers will fully vest upon the occurrence of a change in control of Alliance Bank. Consequently, the officers will become 100% vested in their retirement benefits payable commencing at normal retirement age under their SERP upon the completion of the merger, if the Alliance shareholders approve Proposal II.

     The 2004 Amendment further provides that the death benefit under the SERP will not be payable to the officers under their respective SERPs, unless the Alliance shareholders approve the payment of the death benefit pursuant to the terms of the 2004 Amendment prior to the consummation of the merger. If the Alliance shareholders approve Proposal II, then each officer will be entitled to the death benefits and will be 100% vested in his death benefit under the SERP upon the consummation of the change in control transaction. If the Alliance shareholders do not approve Proposal II, the officers will not be entitled to a death benefit under their SERPs

2004 Split Dollar Amendment

     The Amendment to the Split Dollar Agreement removes the acceleration of vesting for the officers upon a change in control. The Amendment specifies that the vesting schedule applicable in the Split Dollar Agreement shall continue to apply in the event of a change in control. The applicable vesting schedules provide for vesting of the benefit over 10 years (10% per year) for Messrs. Bartlett and Trusty and over 7 years (14.29% per year) for Mr. Twyford from the effective date of their Split Dollar Agreements. Messrs. Bartlett and Trusty are currently 20% vested and Mr. Twyford is 28.57% vested. The Amendment also provides that upon approval of the shareholders in accordance with the regulations issued under Section 280G of the Internal Revenue prior to the consummation of a change in control transaction, the unvested benefit for the each of the officers will fully vest upon the occurrence of the change in control. Consequently, the officers will become 100% vested in their benefits under the Split Dollar Agreements upon completion of the merger, if the Alliance shareholders approve Proposal II.

Other Payments and Benefits

     Messrs Bartlett, Trusty and Twyford will receive the following additional payments and benefits:

     - continued employment at their present salaries, incentive compensation and general employee benefits, excluding participation in the qualified retirement plans of Simmons; and

     - the retention bonus payments pursuant to the retention bonus agreements.

     The other payments and other benefits to the officers are summarized in the table below:

                                    Bartlett         Trusty            Twyford
         Salary                     $165,000       $  94,000         $  77,498
         Retention Bonus            $330,000        $188,000          $154,996

     The salary, incentive compensation and fringe benefits to be made pursuant to the employment of the officers by Alliance Bank are considered reasonable compensation for the services to be rendered by Messrs Bartlett, Trusty and Twyford. Their salaries are being continued at their current rate. As long as such payments and benefits are reasonable compensation for services actually rendered, they are not considered to be change in control payments covered by
Section 280G of the Internal Revenue Code.

     Simmons, Alliance and the officers believe that the retention bonus payments, when aggregated with the other change in control payments and benefits will not exceed three times the average taxable compensation of the respective officers for the five calendar years ending December 31, 2003 and therefore the retention bonus will not be a parachute payment covered by Section 280G of the Internal Revenue Code.

Vote Required to Approve the Amended Benefits

     Under Section 280G of the Internal Revenue Code and the regulations under such section, the accelerated vesting of the remaining unvested retirement benefits upon a change in control under the SERPs, the entitlement to receive the death benefit under the SERP and the grant of accelerated vesting of the benefits under the Split Dollar Agreement upon a change in control ("Amended Benefits") for Messrs. Bartlett, Trusty and Twyford will be exempt from the application of Section 280G and 4999 of the Internal Revenue Code, if approved by holders of more than 75% of the outstanding common stock of Alliance, excluding any shares held directly or indirectly by Messrs. Bartlett, Trusty or Twyford,.

     For any Alliance shareholder that is not an individual (such as a corporation, partnership or trust), the vote on the Amended Benefits must generally be made by the person authorized by the entity shareholder to approve the grant of the award. However, in order to approve the grant of the award, the entity shareholder must receive a separate affirmative vote of the persons who hold more than 75% of the voting power of the entity shareholder if both of the following conditions exist:

     - the entity shareholder owns, directly or indirectly, more than 1% of the outstanding common stock of Alliance, and

     - the value of the Alliance stock held by the entity shareholder equals or exceeds one-third of the total gross fair market value of all of the assets of the entity shareholder.

     Five entities own more than 1% of Alliance, but based on information from such entities, the second condition set forth above only applies to two of such entities. Both such entities have been informed by Alliance of this special voting requirement and have indicated that appropriate arrangements will be made to comply with the special voting requirements.

     The directors of Alliance (excluding Mr. Bartlett) have each indicated that they intend to vote FOR Proposal II to approve the Amended Benefits for Messrs. Bartlett, Trusty and Twyford. These individuals (excluding Mr. Bartlett) beneficially own 2,838 shares or 8.98% of the outstanding Alliance stock, as computed for the purposes of the proposal.

     If an Alliance shareholder fails to vote or abstains on Proposal II, the failure to vote or the abstention will have the same effect as a vote against the proposal.

Effect if Proposal II is Not Approved by Alliance Shareholders

     If holders of more than 75% of the outstanding common stock of Alliance (excluding any shares held directly or indirectly by Messrs. Bartlett, Trusty or Twyford) do not vote in favor of the proposal, then the death benefit under the SERPs for each of the officers will be deemed forfeited and upon the merger the remaining unvested portion of the retirement benefits under the SERPs, as amended, and the benefits under the Split Dollar Agreements, as amended, will vest in accordance with the applicable vesting schedules, without any acceleration of vesting due to the merger.

Recommendation of the Alliance Board of Directors

     The Board of Directors of Alliance (with Mr. Bartlett abstaining) approved the Amended Benefits for Messrs. Bartlett, Trusty and Twyford in order to ensure that their efforts in connection with the merger are adequately recognized and rewarded. The Board of Directors of Alliance (with Mr. Bartlett abstaining ) recommends that you vote FOR Proposal II to approve the grant of the Amended Benefits.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
             RESULTS OF OPERATIONS OF ALLIANCE BANCORPORATION, INC.

     The discussion presents an analysis of the consolidated financial statements of Alliance Bancorporation, Inc. ("Alliance") and its subsidiary, Alliance Bank of Hot Springs for the periods indicated.

OVERVIEW

     Alliance's net earnings for the year ended December 31, 2002 were $1,195,000, an increase of $483,000 or 67.8% when compared to $712,000 reported for the year ended 2001. The changes from 2001 to 2002 were a $771,000 increase in net interest income, a decrease in the provision for loan losses for $69,000, an increase in non-interest income of $260,000, a $383,000 increase in non-interest expense and an increase in provision for income taxes for $234,000.

     Alliance's net earnings for the year ended December 31, 2001 improved by $141,000, or 24.7% as compared to the $571,000 reported for the year ended 2000. The changes from 2000 to 2001 were a $332,000 increase in net interest income, a $94,000 increase in the provision for loan losses, an increase in non-interest income of $295,000, an increase in non-interest expense for $493,000 and a decrease in provision for income taxes of $101,000.

     Alliance's net earnings for the nine months ended September 30, 2003 were $1,179,000, an increase of $286,000, or 32.0%, as compared to the same period in 2002. The changes for the nine months ended September 30, 2003 to the same period in 2002 were a $413,000 increase in net interest income, an $55,000 increase in the provision for loan losses, an increase in non-interest income of $408,000, an increase in non-interest expense for $354,000 and an increase in provision for income taxes of $126,000.

     The significant changes in income and expenses for the periods indicated above are discussed in more detail in the following paragraphs.

RATIOS

         Following are key financial and operating ratios for Alliance:

                                                      Nine months Ended           Year Ended
                                                        September 30,             December 31,
                                                      -----------------         ----------------
                                                       2003       2002          2002       2001
                                                       ----       ----          ----       ----
                  Return on average assets             1.19%      1.12%         1.06%      0.75%
                  Return on average equity            14.60%     12.90%        12.61%      8.26%
                  Average equity to assets             8.14%      8.71%         8.42%      9.13%


NET INTEREST INCOME

     Net interest income, Alliance's principal source of earnings, is the difference between the interest income generated by earning assets and the total interest cost of the deposits and borrowings obtained to fund those assets. Factors that determine the level of net interest income include the volume of earning assets and interest bearing liabilities, yields earned and rates paid, the level of non-performing loans and the amount of non-interest bearing liabilities supporting earning assets.

     For the nine months ended September 30, 2003, net interest income increased $413,000, or 15.3%, from comparable figures in 2002. For the year ended December 31, 2002, net interest income increased $771,000, or 26.0%, from 2001 interest income. For the year ended December 31, 2001, net interest income increased $332,000, or 12.6%, from comparable figures in 2000. The increases in net interest income resulted primarily from general growth in Alliance accompanied by a decrease in cost of funds, offset by a decrease in the yield on earning assets. During this period, Alliance leveraged its balance sheet through the use of federal funds.

     Throughout 2001, the Federal Reserve Bank steadily decreased the Federal Funds rate by a total of 475 basis points to 1.75% in an effort to stimulate economic growth. In 2002, the Federal Reserve continued to decrease the Federal Funds rate from 1.75% at the end of 2001 to 1.25% at the end of 2002. This decline has continued in 2003, with another 25 basis point decrease during the second quarter, bringing the Federal Funds rate to 1.00% at September 30, 2003. Although Alliance was growing, this declining rate environment contributed to the decline in interest expense and relatively flat interest income from 2001 to 2002.

     The following table shows, for each major category of earning assets and interest bearing liabilities, the average amount outstanding, the interest earned or expensed on such amounts and the average rate earned or expensed for each of the years in the three-year period ended December 31, 2002. The table also shows the average rate earned on all earning assets, the average rate expensed on all interest bearing liabilities, the net interest spread and the net interest margin for the same periods. Non-accrual loans were included in average loans for the purpose of calculating the rate earned on total loans.


AVERAGE BALANCE SHEETS AND NET INTEREST INCOME ANALYSIS

                                                                 Years Ended December 31
                                ----------------------------------------------------------------------------------
                                               2002                       2001                     2000
                                ----------------------------- --------------------------- ------------------------
                                    Average   Income/Yield/    Average   Income/ Yield/    Average  Income/Yield/
(In thousands)                      Balance   ExpenseRate(%)   Balance   Expense Rate(%)   Balance  ExpenseRate(%)
                                ----------------------------- --------------------------- ------------------------

ASSETS

Earning Assets
Federal funds sold              $    1,675   $    28     1.67 $  2,898  $     95    3.28 $  1,347   $    80   5.94
Certificates of deposit              1,386        56     4.04      891        37    4.15       --        --     --
Investment securities - taxable     32,374     1,447     4.47   21,463     1,333    6.21   28,555     1,847   6.47
Investment securities - non-taxable  9,923       468     4.72    8,110       394    4.86    2,180        81   3.72
Loans                               58,626     4,230     7.72   54,127     4,279    7.91   44,177     3,715   8.41
                                ----------   -------          --------  --------         --------   -------
   Total interest earning assets   103,984     6,229     5.99   87,489     6,138    7.02   76,259     5,723   7.50
                                             -------                    --------                    -------
Non-earning assets                   8,594                       6,897                      5,772
   Total assets                 $  112,578                    $ 94,386                   $ 82,031


LIABILITIES AND
STOCKHOLDERS' EQUITY

Liabilities
Interest bearing liabilities
   Interest bearing transaction
     and savings accounts       $   41,089  $    800     1.95 $ 32,499    $1,006    3.10 $ 24,692    $1,057   4.28
    Time deposits                   33,893     1,222     3.61   31,349     1,707    5.45   28,276     1,462   5.17
                                ----------  --------          --------    ------         --------    ------
     Total interest bearing deposits74,982     2,022    2.70    63,848     2,713     4.25  52,968     2,519   4.76
    Federal funds purchased and
   securities sold under agreement
   to repurchase                     5,004        77     1.54    3,955       166    4.20    6,732       305   4.53
Other borrowings                     7,918       391     4.94    5,329       291    5.46    4,228       263   6.22
                                ----------  --------          --------    ------          -------    ------
   Total interest bearing deposits  87,904     2,490     2.83   73,132     3,170    4.33   63,928     3,087   4.83
                                            --------                      ------                     ------
Non-interest bearing liabilities
   Non-interest bearing deposits    14,641                      12,136                      9,882
    Other liabilities                  552                         501                        520
                                ----------                    --------                   --------
   Total liabilities               103,097                      85,769                     74,330
                                ----------                    --------                   --------
Stockholders' equity                 9,481                       8,617                      7,701
                                ----------                    --------                   --------
   Total liabilities and
   stockholders' equity         $  112,578                   $  94,386                  $  82,031
                                ==========                   =========                  =========
Net interest spread                                      3.16                       2.69                      2.67
Net interest margin                         $  3,739     3.60           $  2,968    3.39           $  2,636   3.46
                                            ========                    ========                   ========




     The following table shows changes in interest income and interest expense, resulting from changes in volume and changes in interest rates for each of the years ended December 31, 2002 and 2001 as compared to prior years. The changes in interest rate and volume have been allocated to changes in average volume and changes in average rates, in proportion to the relationship of absolute dollar amounts of the changes in rates and volume.

VOLUME/RATE ANALYSIS

                                                              Years Ended December 31
                                           ---------------------------------------------------------------
                                                 2002 over 2001                      2001 over 2000
                                           -------------------------------  ------------------------------
                                                       Yield/                          Yield/
(In thousands)                              Volume      Rate       Total     Volume     Rate       Total
                                           -------------------------------  ------------------------------
Increase (decrease) in

Interest income
   Federal funds sold                      $    (31)  $    (36)  $    (67)  $     63   $    (48)  $     15
   Certificates of deposit                       20         (1)        19         37          0         37
   Investment securities                        641       (453)       188       (162)       (39)      (201)
   Loans                                        341       (390)       (49)       798       (234)       564
                                           --------   --------   --------   --------   --------   --------
   Total                                        971       (880)        91        736       (321)       415
                                           --------   --------   --------   --------   --------   --------

Interest expense
   Interest bearing transaction and
     savings accounts                           225       (431)      (206)       284       (335)       (51)
   Time deposits                                130       (615)      (485)       164         81        245
   Federal funds purchased
     and securities sold under
     agreements to repurchase                    36       (125)       (89)      (118)       (21)      (139)
   Other borrowings                             129        (29)       100         63        (35)        28
                                           --------   --------   --------   --------   --------   --------
   Total                                        520     (1,200)      (680)       393       (310)        83
                                           --------   --------   --------   --------   --------   --------
Increase in
 net interest income                       $    451   $    320   $    771   $    343   $    (11)  $    332
                                           ========   ========   ========   ========   ========   ========


PROVISION FOR LOAN LOSSES

     The provision for loan losses represents management's determination of the amount necessary to be charged against the current period's earnings, in order to maintain the allowance for loan losses at a level, which is considered adequate, in relation to the estimated risk inherent in the loan portfolio. The provision for the nine months ended September 30, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000 was $155,000, $100,000, $145,000, $214,000 and
$120,000, respectively. The changes in the provision for each of periods were the result of the growth in loans, changes in non-performing loans and management's judgment as to the adequacy of reserve levels for each particular period.


NON-INTEREST INCOME

     Total non-interest income for 2002 was $1,218,000, compared to $958,000 in 2001 and $663,000 in 2000. Non-interest income is principally derived from three sources: service charges on deposit accounts, loan fees and dividend income. The $260,000 increase in non-interest income for 2002 from 2001 is primarily associated with the $253,000 increase in loan fees. The increase in loan fees was the result of higher mortgage loan production, which was associated with the lower interest rate environment during 2002 versus 2001. The $295,000 increase in non-interest income for 2000 from 2001 is primarily associated with the $298,000 increase in service charges on deposit accounts. The increase in service charges was the result of deposit growth combined with an increase in the collection of overdraft fees from 2000 to 2001.

     Non-interest income was $1,332,000, an increase of approximately $408,000, or 44.2%, for the first nine months of 2003, compared to the same period of 2002. Approximately, 75% of this increase was the result of higher mortgage loan production, which was associated with the lower interest rate environment during 2003 versus 2002. Also, contributing to the 2003 increase was an increase on sale of available-for-sale securities and a gain on the sale of other real estate owned.

     The table below shows non-interest income for the years ended December 31, 2002, 2001 and 2000, respectively, as well as changes in 2002 from 2001 and in 2001 from 2000.


NON-INTEREST INCOME


                                         Years Ended December 31            2002                2001
                                         -----------------------        Change from         Change from
(In thousands)                          2002       2001      2000           2001                2000
--------------------------------------------------------------------------------------------------------------
Service charges on deposit accounts $    737  $     863  $    565     $ (126)   (14.60)%  $   298       52.74%
Loan fees                                338         85        92        253    297.65         (7)      (7.61)
Dividend income                          112         14        18         98    700.00         (4)     (22.22)
Other income                              28         57        20        (29)   (50.88)        37      185.00
Gains (losses) on sale of
   securities, net                        36          0       (32)        36       N/A         32     (100.00)
Loss on disposal of fixed assets         (33)       (61)        0         28    (45.90)       (61)        N/A
                                    --------  ---------  --------     ------              -------
       Total non-interest income    $  1,218  $     958  $    663     $  260     27.14%   $   295       44.49%
                                    ========  =========  ========     ======              =======



NON-INTEREST EXPENSE

     Non-interest expense consists of salaries and employee benefits, occupancy and equipment and other expenses necessary for the operation and growth of Alliance.

     Non-interest expense for 2002 was $3,214,000, an increase of $383,000, or 13.5%, from 2001. Non-interest expense for 2001 was $2,831,000, an increase of $493,000, or 21.1%, from 2000. Non-interest expense for the first nine months of 2003 was approximately $2,701,000, an increase of approximately $354,000, or 15.1%, compared to the same period for 2002. The increase for each of the periods was primarily due to the growing salary and occupancy costs associated with the expanding and improving the infrastructure of Alliance. This expansion was the result of Alliance opening new financial centers in Hot Springs, Arkansas.

     The table below shows non-interest expense for the years ended December 31, 2002, 2001 and 2000, respectively, as well as changes in 2002 from 2001 and in 2001 from 2000, respectively.

NON-INTEREST EXPENSE



                                         Years Ended December 31            2002                2001
                                    ------------------------------      Change from         Change from
(In thousands)                          2002       2001      2000           2001                2000
------------------------------------------------------------------------------------------------------------
Salaries and employee benefits      $  1,794  $   1,575  $  1,258    $   219      13.90%  $   317     25.20%
Occupancy and equipment
   expense, net                          588        507       394         81      15.98       113     28.68

Other operating expenses
   Legal and accounting                   54         43        55         11      25.58       (12)   (21.82)
   Postage and office                    172        172       132         --         --        40     30.30
   Data processing                       221        212       190          9       4.25        22     11.58
   Advertising                            95         92        97          3       3.26        (5)    (5.15)
   FDIC and state assessments             51         44        26          7      15.91        18     69.23
   Other expenses                        239        186       186         53      28.49        --      0.00
                                    --------  ---------  --------    -------              -------
       Total non-interest expense   $  3,214  $   2,831  $  2,338    $   383      13.53%  $   493     21.09%
                                    ========  =========  ========    =======              =======


INCOME TAXES

     The provision for income taxes was $409,000, $283,000, $404,000, $170,000 and $271,000 for the first nine months ended September 30, 2003 and 2002 and years ended December 31, 2002, 2001 and 2000, respectively. The effective income tax rates for these periods were 26%, 24%, 25%, 26% and 28%, respectively.


LOAN PORTFOLIO

     Alliance's loan portfolio averaged $58.6 million during 2002 and $54.1 million during 2001. As of September 30, 2003, total loans were $65.8 million, compared to $62.6 million and $57.4 million on December 31, 2002 and 2001, respectively. The most significant components of the loan portfolio were commercial real estate and residential real estate loans. The growth of the loan portfolio reflects the vision of management concerning the cultivation of new business in an effort to expand their relatively young company. The loan portfolio had virtually no variable rate loans at December 31, 2002.

     The amounts of loans outstanding at the indicated dates are reflected in the following table, according to type of loan.

LOAN PORTFOLIO

                                                               Years Ended December 31
                                           ------------------------------------------------------------
(In thousands)                                 2002        2001        2000         1999        1998
-------------------------------------------------------------------------------------------------------
Consumer                                   $    4,228  $    4,199  $    3,386   $   3,001   $     2,171
Real Estate
   Construction                                 5,238       6,702       2,519       1,868         1,287
   Single family residential                   27,441      25,059      26,727      20,815        15,650
   Other commercial                            19,188      12,428      10,975       8,617         4,103
Commercial
   Commercial                                   5,529       7,914       5,917       5,860         3,595
   Agricultural                                   494         927         235          --            --
Other                                             440         212         243         686           102
                                           ----------  ----------  ----------   ---------   -----------
Total loans                                $   62,558  $   57,441  $   50,002   $  40,847   $    26,908
                                           ==========  ==========  ==========   =========   ===========

     The following table reflects the remaining maturities of certain loan categories at December 31, 2002.

MATURITY OF LOANS

                                               One Year      One to           Over
(In thousands)                                  or Less    Five Years      Five Years      Total
-------------------------------------------------------------------------------------------------
Single family residential                   $    12,827    $   13,168     $   1,446    $   27,441
Commercial and other                             15,435        18,196         1,486        35,117
                                            -----------    ----------     ---------    ----------
    Total                                   $    28,262    $   31,364     $   2,932    $   62,558
                                            ===========    ==========     =========    ==========



ASSET QUALITY

     A loan is considered impaired when it is probable that Alliance will not receive all amounts due according to the contracted terms of the loans. This includes nonaccrual loans and certain loans identified by management.

     Non-performing loans are comprised of (a) nonaccrual loans, (b) loans that are contractually past due 90 days and (c) other loans for which terms have been restructured, to provide a reduction or deferral of interest or principal, because of deterioration in the financial position of the borrower. Alliance recognizes income principally on the accrual basis of accounting. When loans are classified as nonaccrual, the accrued interest is charged off and no further interest is accrued. Loans are placed on a nonaccrual basis either: (1) when there are serious doubts regarding the collectability of principal or interest, or (2) when payment of interest or principal is 90 days or more past due and either (i) not fully secured or (ii) not in the process of collection. If a loan is determined by management to be uncollectible, the portion of the loan determined to be uncollectible is then charged to the allowance for loan losses. Litigation accounts are placed on nonaccrual until such time as deemed uncollectible.

     At September 30, 2003, non-performing loans were $769,000 compared to $223,000 and $329,000 at December 31, 2002 and 2001, respectively.

     The following tables present information concerning non-performing assets, including nonaccrual and restructured loans and other real estate owned.



NON-PERFORMING ASSETS
                                                  September 30                 Years Ended December 31
                                                  ------------ ----------------------------------------------------
(In thousands)                                        2003       2002       2001        2000       1999     1998
-------------------------------------------------------------------------------------------------------------------
Nonaccrual loans                                   $     757  $     221  $     329  $     152  $      36  $     --
Loans past due 90 days or more
    (principal or interest payments)                      12          2         --         --         --        --
                                                   ---------  ---------  ---------  ---------  ---------  --------
Total non-performing loans                               769        223        329        152         36        --
   Foreclosed assets held for sale                        --         73         --         --         --        --
                                                   ---------  ---------  ---------  ---------  ---------  --------
        Total non-performing assets                $     769  $     296  $     329  $     152  $      36  $     --
                                                   =========  =========  =========  =========  =========  ========

Net charge-offs to average loans                        0.03%      0.05%     (0.01)%     0.66%       N/A%      N/A%
Allowance for loan losses to total loans                1.45%      1.33%      1.25%      1.00%      1.00%     0.99%
Allowance for loan losses to
   non-performing loans                               125.62%    372.65%    217.93%    328.95%  1,138.89%       --%
Non-performing loans to total loans                     1.16%      0.36%      0.57%      0.30%      0.09%       --%
Non-performing assets to total assets                   0.57%      0.23%      0.32%      0.17%      0.05%       --%

     No significant amount of interest income would have been recorded for the periods ended September 30, 2003 and December 31, 2002 and 2001, respectively, if the nonaccrual loans had been accruing interest in accordance with their original terms. There was no significant interest income on the nonaccrual loans recorded for the periods ended September 30, 2003 and December 31, 2002 and 2001.

ALLOWANCE FOR LOAN LOSSES

     An analysis of the allowance for loan losses for September 30, 2003, and the last five years is shown in the table below:

                                                  September 30                 Years Ended December 31
                                                  ------------ -----------------------------------------------------
(In thousands)                                        2003       2002       2001       2000       1999      1998
--------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                       $     831  $     717  $     500  $     410  $     266  $     146
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Loans charged off
   Consumer                                               19         11          1         21         17          7
   Real estate                                            --          7          2         10          8         --
   Commercial                                              6         13         --          5         70          5
                                                   ---------  ---------  ---------  ---------  ---------  ---------
     Total loans charged off                              25         31          3         36         95         12
                                                   ---------  ---------  ---------  ---------  ---------  ---------

Recoveries of loans previously charged off
   Consumer                                                3         --         --          4         --         --
   Real estate                                            --         --          6          2          1         --
   Commercial                                              2         --         --         --         --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------
     Total recoveries                                      5         --          6          6          1         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------
   Net loans charged off                                  20         31         (3)        30         94         12
Additions to reserve charged to
   operating expense                                     155        145        214        120        238        132
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance, end of period                             $     966  $     831  $     717  $     500  $     410  $     266
                                                   =========  =========  =========  =========  =========  =========

     The amounts of additions to the allowance during the years were based on management's judgment, with consideration given to the composition of the portfolio, historical loan loss experience, assessment of current economic conditions, past due loans, loans which could be future problems and net losses from loans charged off for the last five years. Alliance establishes the allowance for loan losses using risk ratings in accordance with the guidelines established by the regulatory agencies. It is management's practice to review the allowance on a monthly basis to determine whether additional provisions should be made to the allowance after considering the factors noted above.

     The Company establishes allocations for loans rated "excellent" through "doubtful" in accordance with the guidelines established by the regulatory agencies. A percentage rate is applied to each category of these loan categories to determine the level of dollar allocation, except for consumer loans which are allocated according to past due status. As a result, the allowance is not allocated by loan types other than consumer.

INVESTMENTS AND SECURITIES

     Alliance's securities portfolio is the second largest component of earning assets and provides a significant source of revenue. Securities within the portfolio are classified as either held-to-maturity or available-for-sale.

     Held-to-maturity securities, which include any security for which management has the positive intent and ability to hold until maturity, are carried at historical cost, adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the constant yield method over the period to maturity.

     Available-for-sale securities, which include any security for which management has no immediate plans to sell, but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the constant yield method over the period to maturity.

     Held-to-maturity and available-for-sale investment securities were $0.4 million and $59.0 million, respectively, at December 31, 2002, compared to the held-to-maturity amount of $1.0 million and available-for-sale amount of $26.9 million at December 31, 2001. Alliance's philosophy regarding investments is conservative, based on investment type and maturity. Investments in the available-for-sale portfolio include U.S. government agencies, collateralized mortgage obligations and mortgage-backed securities. As of December 31, 2002, $41.0 million, or 69.4%, of the available-for-sale securities were invested in obligations of U.S. government agencies, with maturities of one to five years. In order to reduce Alliance's income tax burden, the available-for-sale securities portfolio includes approximately $10.3 million in tax-exempt obligations of state and political subdivisions at December 31, 2002. There are no securities of any one state or political subdivision issuer exceeding ten percent of Alliance's stockholders' equity at December 31, 2002. Alliance's general policy is not to invest in derivative type investments, except for collateralized mortgage-backed securities for which collection of principal and interest is not subordinated to significant superior rights held by others.

     As of December 31, 2002, the held-to-maturity investment portfolio had gross unrealized gains of $8,000. Net realized gains and (losses) from called or sold available-for-sale securities for 2002, 2001 and 2000 were $36,000, $0 and ($32,000), respectively.

     Interest and dividends on investments in debt and equity securities are included in income when earned.

     The table below presents the carrying value and fair value of investment securities for each of the years indicated.



INVESTMENT SECURITIES

                                                         Years Ended December 31
                        ---------------------------------------------------------------------------------------
                                             2002                                       2001
                        ---------------------------------------------------------------------------------------
                           Gross      Gross       Gross                 Gross      Gross      Gross
                         Amortized Unrealized  Unrealized    Fair     Amortized Unrealized Unrealized   Fair
(In thousands)             Cost       Gains     (Losses)     Value      Cost       Gains    (Losses)    Value
---------------------------------------------------------------------------------------------------------------
Held-to-Maturity

Mortgage-backed         $      357   $     8   $   --  $      365  $      976    $    --  $   (12)  $      964
                        ----------   -------   ------  ----------  ----------    -------  -------   ----------

                        $      357   $     8   $   --  $      365  $      976    $    --  $   (12)  $      964
                        ==========   =======   ======  ==========  ==========    =======  =======   ==========
Available-for-Sale

State and Political     $    9,913   $   400   $   --  $   10,313  $    9,347    $    38  $    --   $    9,385
   subdivisions
U.S. Government
   agencies                 40,705       246       --      40,951       9,500         81       --        9,581
Collateralized mortgage
   obligations               7,687        91       --       7,778       7,879         56       --        7,935
                        ----------   -------   ------  ----------  ----------    -------  -------   ----------
                        $   58,305   $   737   $   --  $   59,042  $   26,726    $   175  $    --   $   26,901
                        ==========   =======   ======  ==========  ==========    =======  =======   ==========


                                    Year Ended December 31
                        ------------------------------------------
                                             2000
                        ------------------------------------------
                           Gross      Gross       Gross
                         Amortized Unrealized  Unrealized    Fair
(In thousands)             Cost       Gains     (Losses)     Value
------------------------------------------------------------------
Held-to-Maturity

Mortgage-backed         $      996   $    --   $  (13) $      983
                        ----------   -------   ------  ----------

                        $      996   $    --   $  (13) $      983
                        ==========   =======   ======  ==========
Available-for-Sale

State and Political     $    4,277   $    83   $   --  $    4,360
   subdivisions
U.S. Government
   agencies                 29,911        --      (78)     29,833
                        ----------   -------   ------  ----------
                        $   34,188   $    83   $  (78) $   34,193
                        ==========   =======   ======  ==========


     The following table reflects the amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity and the weighted average yields. Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                          December 31, 2002
                                    -------------------------------------------------------------------------
                                                  Over      Over
                                                 1 Year    5 Years
                                      1 Year     Through   Through    Over                  Par       Fair
(In thousands)                        or Less    5 Years  10 Years  10 Years     Total     Value      Value
-------------------------------------------------------------------------------------------------------------
Held-to-Maturity

Mortgage-backed                     $    222  $      57  $     71   $      7  $     357  $    357  $     365
                                    --------  ---------  --------   --------  ---------  --------  ---------
 Total                              $    222  $      57  $     71   $      7  $     357  $    357  $     365
                                    ========  =========  ========   ========  =========  ========  =========
Percentage of total                      62%        16%       20%         2%       100%
                                    ========  =========  ========   ========  =========

Weighted average yield                 3.92%      3.93%     3.92%      3.92%       3.92%
                                    ========  =========  ========   ========  =========

Available-for-Sale

State and Political
   subdivisions                     $     --  $   1,809  $  4,767  $   3,337  $   9,913 $   9,882  $  10,313
U.S. Government
   agencies                               --     40,705        --         --     40,705    40,705     40,951
Collateralized mortgage
   obligations                         3,018      2,687     1,982         --      7,687     7,673      7,778
                                    --------  ---------  --------   --------  ---------  --------  ---------
     Total                          $  3,018  $  45,201  $  6,749  $   3,337  $  58,305 $  58,260  $  59,042
                                    ========  =========  ========   ========  =========  ========  =========

Percentage of total                       5%        78%       12%         5%       100%
                                    ========  =========  ========   ========  =========

Weighted average yield                 5.01%     3.60.%     4.82%      5.13%      3.90%
                                    ========  =========  ========   ========  =========


DEPOSITS

     Total average deposits for 2002 were $89.6 million, compared to $76.0 million in 2001. Total deposits at September 30, 2003 and December 31, 2002 and 2001 were $108.4 million, $98.5 million and $82.1 million, respectively. The balances of time deposits over $100,000 were $11.2 million, $12.0 million and $10.4 million at September 30, 2003 and December 31, 2002 and 2001, respectively. The growth of deposits reflects the vision of management concerning the cultivation of new business in an effort to expand their relatively young company.

     The following table reflects the classification of the average deposits and the average rate paid on each deposit category for the three years ended December 31, 2002.


AVERAGE DEPOSITS BALANCES AND RATES

                                                                   December 31
                                    ------------------------------------------------------------------------
                                              2002                    2001                    2000
                                    ----------------------  ----------------------   -----------------------
                                       Average    Average      Average    Average      Average      Average
(In thousands)                         Amount    Rate Paid     Amount    Rate Paid     Amount      Rate Paid
------------------------------------------------------------------------------------------------------------
Non-interest bearing demand
   deposits                         $   14,641              $    12,136              $   12,082
Interest bearing transaction and
   savings deposits                     41,089     1.95%         32,499     3.10%        24,692     4.28%
Time deposits
   $100,000 or more                     10,800     3.07%         12,143     3.40%        16,083     3.35%
   Other time deposits                  23,093     3.85%         19,206     6.74%        12,193     7.57%
                                    ----------              -----------              ----------
      Total                         $   89,623              $    75,984              $   65,050
                                    ==========              ===========              ==========


MATURITIES OF LARGE DENOMINATION TIME DEPOSITS

                                                          Time Certificates of Deposit
                                                               ($100,000 or more)
                                            -----------------------------------------------------
                                                                   December 31
                                            -----------------------------------------------------
                                                        2002                        2001
                                            ------------------------    -------------------------
(In thousands)                                  Balance      Percent         Balance      Percent
-------------------------------------------------------------------------------------------------
Maturing
   Three months or less                     $     3,184        26.5%    $     3,398         32.6%
   Over 3 months to 12 months                     4,937        41.1%          4,401         42.3%
   Over 12 months                                 3,883        32.4%          2,610         25.1%
                                            -----------                 -----------
         Total                              $    12,004       100.0%    $    10,409        100.0%
                                            ===========                 ===========

SHORT-TERM BORROWINGS

     Federal funds purchased and securities sold under agreements to repurchase were $9.4 million at December 31, 2002, as compared to $3.1 million at December 31, 2001.

     Currently, Alliance has funded its growth in earning assets through the use of core deposits, large certificates of deposits from local markets and federal funds purchased. Management anticipates that these sources will provide necessary funding in the foreseeable future. Excluding the first few years of operation, Alliance's general policy has been to avoid the use of brokered deposits.


LONG-TERM DEBT

     Alliance's long-term debt was $10.6 million and $6.8 million at December 31, 2002 and 2001, respectively. This increase was a result of borrowing from the Federal Home Loan Bank of Dallas in order to match rates and maturities on long-term loans made in 2002 and 2001.

CAPITAL

     At December 31, 2002, Alliance's total capital reached $10.3 million. At year-end 2002, Alliance's equity to asset ratio was 8.0% compared to 8.8% at year-end 2001.

     The Federal Reserve Board's risk-based guidelines established a risk-adjusted ratio, relating capital to different categories of assets and off-balance sheet exposures, such as loan commitments and standby letters of credit. These guidelines place a strong emphasis on tangible stockholders' equity as the core element of the capital base, with appropriate recognition of other components of capital. At December 31, 2002, the Tier 1 capital ratio was 14.6%, while the Bank's total risk-based ratio for total capital, as of December 31, 2002, was 15.9%, both of which exceed the capital minimums established in the risk-based capital requirements.

     Alliance Bank's risk-based capital ratios at December 31, 2002 and 2001 are presented below.


RISK-BASED CAPITAL

                                                                                    December 31
                                                                          ----------------------------
(In thousands)                                                                 2002            2001
------------------------------------------------------------------------------------------------------
Tier 1 capital
   Stockholder's equity                                                   $    10,318       $    8,832
   Unrealized gain on
     available-for-sale securities                                               (479)            (114)
                                                                          -----------       ----------
              Total Tier 1 capital                                              9,839            8,718
                                                                          -----------       ----------

Tier 2 capital
   Qualifying allowance for loan losses                                           831              717
                                                                          -----------       ----------

              Total Tier 2 capital                                                831              717
                                                                          -----------       ----------

              Total risk-based capital                                    $    10,670       $    9,435
                                                                          ===========       ==========
Risk weighted assets                                                      $    67,274       $   58,530
                                                                          ===========       ==========

Ratios at end of year
     Leverage ratio                                                             7.55%             8.64%
     Tier 1 capital                                                            14.63%            14.89%
     Total risk-based capital                                                  15.86%            16.12%
   Minimum guidelines
     Leverage ratio                                                            4.00%             4.00%
     Tier 1 capital                                                            4.00%             4.00%
     Total risk-based capital                                                  8.00%             8.00%

LIQUIDITY AND MARKET RISK MANAGEMENT

BANKING SUBSIDIARY

     Generally speaking, Alliance's banking subsidiary relies upon net inflows of cash from financing activities, supplemented by net inflows of cash from operating activities, to provide cash used in investing activities. Typical of most banking companies, significant financing activities include: deposit gathering, use of short-term borrowing facilities, such as federal funds purchased and repurchase agreements; and the issuance of long-term debt. The Banks' primary investing activities include loan originations and purchases of investment securities, offset by loan payoffs and investment maturities.


     Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers, by either converting assets into cash or accessing new or existing sources of incremental funds. A major responsibility of management is to maximize net interest income within prudent liquidity constraints. At September 30, 2003, cash and due from banks, certificates of deposit, federal funds sold and available-for-sale securities were 44.9% of total assets, as compared to 48.2% and 38.4% at December 31, 2002 and 2001, respectively.


MARKET RISK MANAGEMENT

     Market risk arises from changes in interest rates. Alliance has risk management policies to monitor and limit exposure to market risk. In asset and liability management activities, policies are in place that are designed to minimize structural interest rate risk. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified.


INTEREST RATE SENSITIVITY

     Management continually reviews Alliance's exposure to changes in interest rates. Among the factors considered during its evaluations are changes in the mix of earning assets, growth of earning assets, interest rate spreads and repricing periods. Management primarily utilizes an income statement GAP model developed by the Arkansas State Bank Department. This model assigns an earnings change ratio to each rate sensitive asset and liability based on how volatile the rate is for each account. The income statement GAP ratio is rate sensitive assets times the assigned earnings change ratio minus rate sensitive liabilities time the assigned earnings change ratio over twelve months expressed as a percent of total assets. An alternative model measures the interest rate sensitivity GAP, which presents, at a particular point in time, the matching of interest rate sensitive assets with interest rate sensitive liabilities. The following schedule presents the ratios of cumulative rate sensitive assets to rate sensitive liabilities at December 31, 2002.

INTEREST RATE SENSITIVITY


                                          Interest Rate Sensitivity Period as of 12/31/02
                             -----------------------------------------------------------------------------------------
                                        Over Three  Over One  Over Three  Over Five
                                Three     Months      Year       Years      Years
                               Months or Through 12   Through    Through  Through 15  Over 15    No Fixed
(In thousands, except ratios)    Less     Months   Three YearsFive Years    Years     Years     Maturity     Total
----------------------------------------------------------------------------------------------------------------------
Earning assets
   Short-term investments    $      --  $     198  $      --  $      --  $      --  $      --  $      --  $       198
   Investment securities        19,713     17,720      6,492      7,254      8,220         --         --       59,399
   Loans                        18,030     21,135     14,521      2,793      1,494        375      4,210       62,558
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
     Total earning assets       37,743     39,053     21,013     10,047      9,714        375      4,210      122,155
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------
Interest bearing liabilities
   Interest bearing transaction
     and savings accounts           --         --     49,067         --         --         --     11,801       60,868
   Time deposits                 9,357     15,441     12,246        616         --         --         --       37,660
   Other borrowings              5,275      1,395      3,720      3,720      1,336         --      4,635       20,081
     Total interest bearing --
       liabilities              14,632     16,836     65,033      4,336      1,336         --     16,436      118,609
                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  -----------

Interest rate sensitivity GAP $ 23,111  $  22,217  $ (44,020)  $  5,711   $  8,378   $    375  $ (12,226) $     3,546
                             =========  =========  =========  =========  =========  =========  =========  ===========
Cumulative interest rate
   sensitivity GAP            $ 23,111  $  45,328  $   1,308   $  7,019   $ 15,397   $ 15,772  $   3,546
Cumulative rate sensitive assets
   to rate sensitive
    iabilities                  257.9%      244.0%     101.4%     107.0%     115.1%     115.4%     103.0%
Cumulative GAP as a % of
   total earning assets          18.9%      37.1%       1.1%        5.7%      12.6%      12.9%       2.9%

                           INFORMATION ABOUT ALLIANCE

General

     Alliance Bancorporation, Inc. Alliance is an Arkansas business corporation registered under the Bank Holding Company Act of 1956. Alliance owns all of the issued and outstanding capital stock of its state chartered subsidiary bank, Alliance Bank of Hot Springs, which conducts banking operations through five full service offices in Hot Springs, Arkansas.

     As of September 30, 2003, Alliance had, on a consolidated basis, total assets of $135.6 million, total deposits of $108.4 million, total loans of $65.8 million and total shareholders' equity of $11.2 million.

     Alliance does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Alliance Bank. The primary activities of Alliance are to provide assistance in the management and coordination of Alliance Bank's financial resources and to provide capital and public relations services. Alliance Bank has a separate board of directors and operates under the day-to-day management of its own officers. Alliance Bank formulates its own policies with respect to banking and business matters.

     As a bank holding company, Alliance is subject to regulation by the Federal Reserve Board in accordance with the requirements set forth in the Bank Holding Company Act and by the rules and regulations promulgated under this Act by the Federal Reserve Board. Certain of these rules and regulations are summarized below.

     Alliance Bank of Hot Springs. Alliance Bank is an Arkansas banking corporation with its main office in Hot Springs, Arkansas. The bank was chartered in 1997 under the laws of Arkansas. As an Arkansas banking corporation, Alliance Bank is subject to regulation by the Arkansas Banking Department and the FDIC. Certain of these rules and regulations applicable to Alliance Bank are summarized in this section below.

     Alliance Bank provides a wide range of retail and commercial banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, commercial, industrial and agricultural loans. Alliance Bank also provides direct deposit services, wire transfer facilities, ATMs, telephone banking, internet banking and debit cards (with access to local, state and nationwide networks). Deposits of Alliance Bank are insured by the FDIC.

     The most significant components of Alliance Bank's loan portfolio consist of commercial and residential real estate loans.

     Alliance Bank considers its primary market to be Garland County. Alliance Bank uses five locations for its banking operations. All of its office facilities are leased. Management of Alliance Bank considers these facilities to be adequate for the current operations of the bank.

Supervision And Regulation

     In addition to the generally applicable state and federal laws governing businesses and employers, bank holding companies and banks are extensively regulated under both federal and state law. With few exceptions, state and federal banking laws have as their principal objective either the maintenance of the safety and soundness of the Bank Insurance Fund of the FDIC or the protection of consumers or classes of consumers, rather than the specific protection of the shareholders of Alliance.

     Alliance Bancorporation, Inc. Alliance is a bank holding company registered under the Bank Holding Company Act, and it operates one banking subsidiary, Alliance Bank of Hot Springs. As a registered bank holding company, Alliance is subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act. As a bank holding company, Alliance is required to furnish the Federal Reserve Board an annual report of its operations at the end of each fiscal year and to furnish such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may also make examinations of Alliance.

     The Bank Holding Company Act requires, subject to certain exceptions, every bank holding company to obtain the prior approval of the Federal Reserve Board:

o Before it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, such bank holding company will directly or indirectly own or control more than 5% of the voting shares of such bank;

o Before it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of a bank; or

o    Before it may merge or consolidate with any other bank holding company.

     In addition, the Bank Holding Company Act prohibits (with specific exceptions) Alliance from engaging in non-banking activities or from acquiring or retaining direct or indirect control of any company engaged in non-banking activities. The Federal Reserve Board by regulation or order may make exceptions for activities determined to be so closely related to banking or managing or controlling banks as to be a proper incident to such activities. In determining whether a particular activity is permissible, the Federal Reserve Board considers whether the performance of an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, making, acquiring or servicing loans, leasing personal property, providing certain investment or financial advice, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions by the bank holding company and certain limited insurance underwriting activities have all been determined by regulations of the Federal Reserve Board to be permissible activities. The Bank Holding Company Act does not place territorial limitations on permissible bank-related activities of bank holding companies. However, despite prior approval, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or terminate its ownership or control of a subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

     Alliance is also subject to the Arkansas Bank Holding Company Act of 1983 which places certain restrictions on the acquisition of banks by bank holding companies. Any acquisition by Alliance of more than 25% of any class of the outstanding capital stock of any bank located in Arkansas would require the Arkansas Bank Commissioner's approval. Further, no bank holding company may acquire any bank if after such acquisition the holding company would control, directly or indirectly, banks having 25% of the total bank deposits (excluding deposits from other banks and public funds) in the State of Arkansas. Under the Arkansas Bank Holding Company Act, a bank holding company cannot own more than one bank subsidiary if any of its bank subsidiaries has been chartered for less than 5 years.

     Alliance Bank. Alliance Bank is an Arkansas state chartered bank. As a state bank, Alliance Bank is subject to supervision by the Arkansas State Bank Department and has its deposits insured by the FDIC. Alliance Bank is regulated and subject to periodic examination by these governmental authorities, each of which imposes regulations related to reserves, investments, loans, issuance of securities, establishment of branches and other aspects of operation.

     Regulations of the Arkansas State Bank Department limit the ability of Alliance Bank in certain circumstances to pay dividends to Alliance without the prior approval of such agency. The regulations of the Arkansas State Bank Department currently limits the amount of dividends that Alliance Bank may pay Alliance, without prior regulatory approval, to 75% of the bank's net profits after taxes for the current year plus 75% of its retained net profits after taxes for the immediately preceding year.

     Federal law substantially restricts transactions between financial institutions and their affiliates, particularly their non-financial institution affiliates. As a result, Alliance Bank is sharply limited in making extensions of credit to Alliance or any non-bank subsidiary, in investing in the stock or other securities of Alliance or any non-bank subsidiary, in buying the assets of, or selling assets to, Alliance, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between Alliance Bank and Alliance (or any non-bank subsidiary) must generally be on terms and under circumstances at least as favorable to Alliance Bank as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

     The federal banking laws require all insured banks, including Alliance Bank, to maintain reserves against their checking and transaction accounts (primarily checking accounts, NOW and Super NOW checking accounts). Because reserves must generally be maintained in cash or in non-interest bearing accounts, the effect of the reserve requirements is to increase Alliance Bank's cost of funds. Arkansas law requires state chartered banks to maintain such reserves as are required by the applicable federal regulatory agency.

     Alliance Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, including Alliance. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. Alliance Bank is also subject to Section 23B of the Federal Reserve Act, which prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. Alliance Bank is subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and must not involve more than the normal risk of repayment or present other unfavorable features.

     The Arkansas Constitution provides, in summary, that "consumer loans and credit sales" have a maximum interest rate limitation of 17% per annum and that all "general loans" have a maximum interest rate limitation of 5% over the Federal Reserve Discount Rate in effect at the time the loan was made. The Arkansas Supreme Court has determined that "consumer loans and credit sales" are also "general loans" and are thus subject to an interest rate limitation equal to the lesser of 5% over the Federal Reserve Discount Rate or 17% per annum. The Arkansas Constitution also provides penalties for usurious "general loans" and "consumer loans and credit sales," including forfeiture of all principal and interest on consumer loans and credit sales made at a greater rate of interest than 17% per annum. Additionally, "general loans" made at a usurious rate may result in forfeiture of uncollected interest and a refund to the borrower of twice the interest collected.

     Arkansas usury laws have historically been preempted by federal law with respect to first residential real estate loans and certain loans guaranteed by the Small Business Administration. Furthermore, the Gramm-Leach-Bliley Financial Modernization Act of 1999 preempted the application of the Arkansas Constitution's usury limits to banks with their main offices in Arkansas, such as Alliance Bank, effective November 12, 2000. In a recent case involving undisputed facts, the Eighth Circuit Court of Appeals affirmed the District Court's ruling that the preemptive provisions of the Gramm-Leach-Bliley Act are constitutional. Although the constitutionality of the preemption provision could be raised again in the future, Alliance Bank currently may charge interest at rates consistent with the federal preemption which may exceed the limitations set forth in the Arkansas Constitution.

     Effective January 1, 2000, Arkansas law allows Alliance Bank to engage in branching activities on a statewide basis. Immediately prior to that date, the state's branching laws prevented state and national banks from opening branches in any county of the state other than their home county and the counties contiguous to their home county.

     Capital Adequacy Requirements. The Federal Reserve Board monitors the capital adequacy of bank holding companies such as Alliance, and the FDIC monitors the capital adequacy of Alliance Bank. The federal bank regulators use a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

     Under the risk-based capital guidelines, bank regulators assign a risk weight to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a "risk-weighted" asset base. The minimum ratio of total risk-based capital to risk-weighted assets is 8.0%. At least half of the risk-based capital must consist of Tier 1 capital, which is comprised of common equity, retained earnings and certain types of preferred stock and excludes goodwill and various intangible assets. The remainder, or Tier 2 capital, may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock, and an allowance for loan losses not to exceed 1.25% of risk-weighted assets. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

     The leverage ratio is a company's Tier 1 capital divided by its adjusted total assets. The leverage ratio requires a 3.0% Tier 1 capital to adjusted average asset ratio for institutions with the highest regulatory rating of 1. All other institutions must maintain a leverage ratio of 4.0% to 5.0%. For a tabular summary of Alliance's consolidated risk-weighted capital and leverage ratios, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF ALLIANCE BANCORPORATION, INC.--RISK BASED CAPITAL."

     Enforcement Authority. The Federal Reserve Board has enforcement authority over bank holding companies and non-banking subsidiaries to forestall activities that represent unsafe or unsound practices or constitute violations of law. It may exercise these powers by issuing cease-and-desist orders or through other actions. The Federal Reserve Board may also assess civil penalties against companies or individuals who violate the Bank Holding Company Act or related regulations in amounts up to $1 million for each day's violation. The Federal Reserve Board can also require a bank holding company to divest ownership or control of a non-banking subsidiary or require such subsidiary to terminate its non-banking activities. Certain violations may also result in criminal penalties.

     The FDIC possesses comparable authority under the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation Improvement Act and other statutes with respect to Alliance Bank. In addition, the FDIC can terminate insurance of accounts, after notice and hearing, upon a finding that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, is in an unsafe and unsound condition to continue operations, or has violated any applicable law, regulation, rule, or order of, or condition imposed by the appropriate supervisors.

     The Federal Deposit Insurance Corporation Improvement Act required federal banking agencies to broaden the scope of regulatory corrective action taken with respect to depository institutions that do not meet minimum capital and related requirements and to take such actions promptly in order to minimize losses to the FDIC. In connection with this Act, federal banking agencies established capital measures (including both a leverage measure and a risk-based capital measure) and specified for each capital measure the levels at which depository institutions will be considered well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized. If an institution becomes classified as undercapitalized, the appropriate federal banking agency will require the institution to submit an acceptable capital restoration plan and can suspend or greatly limit the institution's ability to effect numerous actions including capital distributions, acquisitions of assets, the establishment of new branches and the entry into new lines of business. As of December 31, 2002, Alliance Bank is classified as "well capitalized" under these guidelines.

     Other Regulation. Alliance's status as a registered bank holding company under the Bank Holding Company Act does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws. Alliance is under the jurisdiction of the Securities and Exchange Commission and of state securities commissions for matters relating to the offer and sale of its securities.

     Alliance Bank's loan operations are subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves; the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit; the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; the Fair Housing Act, prohibiting discriminatory practices relative to real estate-related transactions, including the financing of housing; and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of Alliance Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; the Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; the Truth in Savings Act, requiring depository institutions to disclose the terms of deposit accounts to consumers; and the Expedited Funds Availability Act, requiring financial institutions to make deposited funds available according to specified time schedules and to disclose funds availability policies to consumers.

Employees

     Alliance is a bank holding company and primarily conducts its operations through its subsidiary, Alliance Bank. Alliance employs three executive officers. However, these employees also conduct the business of Alliance Bank and therefore are compensated as employees of Alliance Bank. As of September 30, 2003, Alliance Bank had 42 full-time equivalent employees (including the three officers of Alliance), none of whom is represented by a collective bargaining agreement.

Certain Relationships and Related Transactions

     Alliance Bank has had, in the ordinary course of business, banking transactions with some of its officers and directors and with certain officers and directors of Alliance. All loan transactions with officers and directors of Alliance, its bank subsidiary, and their related and affiliated parties, have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral as those prevailing for comparable transactions with other loan customers of Alliance, and have not included more than the normal risk of collectibility associated with the Alliance's other banking transactions or other unfavorable features.

Legal Proceedings

     Alliance and Alliance Bank are involved in routine legal proceedings occurring in the ordinary course of business that, in the aggregate, are not believed by management of these companies to be material to the consolidated financial condition and results of operation of Alliance.

Principal Shareholders and Management

     The following table sets forth certain information as of January 15, 2004 regarding those persons known by Alliance to be beneficial owners of more than 5% of the outstanding shares of Alliance stock, and the number and percentage of outstanding shares of Alliance stock beneficially owned by each director and executive officer of Alliance and all directors and executive officers as a group. Unless otherwise indicated, each person listed is the sole record holder of, and exercises sole voting power over, the shares listed. Percentages are computed based on 30,107 shares of Alliance stock eligible to vote at the Alliance special meeting.

                                                                                              Shares      Percentage of
                                                                                           Beneficially       Shares
                Beneficial Owner                                 Position                      Owned       Outstanding
       --------------------------------                         ----------                -------------- ---------------
       Directors and Executive Officers:
       --------------------------------
David Bartlett                                    Director, President                          1,793           5.96%
Stuart A. Fleischner                              Director                                       300           1.00%
Louis Kleinman   [a]                              Director                                       800           2.66%
James B. Newman                                   Director                                       200             **
John Selig  [b]                                   Director                                       570           1.89%
Sam Stathakis, Jr.                                Director                                       100             **
Sara Stough                                       Director                                       552           1.83%
Ronnie Twyford                                    Senior Vice President                           86             **
Steven Trusty                                     Senior Vice President                          150             **
Directors and Executive Officers
as a Group                                                                                     4,551          15.12%
____________________________
**  Less than 1%

[a] Mr. Kleinman holds 160 shares in his IRA; his wife holds 160 in her IRA; 340 shares are held in a trust created by Mr. Kleinman , of which he is a trustee; 40 shares are held in a trust created by his wife of which he is a trustee and 100 shares are held in a trust created by his father of which he is a trustee.

[b]  Mr. Selig holds 370 shares in his IRA and 200 shares jointly with his wife.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS

     Alliance shareholders, whose rights are governed by Alliance's articles of incorporation, as amended, and bylaws, may become shareholders of Simmons upon completion of the merger. As such, the rights of the former Alliance shareholders will thereafter be governed by Simmons' restated articles of incorporation and bylaws.

     While it is impractical to summarize all of the pertinent differences, set forth below are the material differences between the rights of Alliance shareholders under Alliance's governing documents and the rights of Simmons shareholders under Simmons' governing documents.

Change of Control

     Simmons. Simmons' Amended and Restated Articles of Incorporation and Bylaws contain certain provisions that could delay, discourage or prevent an attempted acquisition or change of control of Simmons.

o Article ELEVENTH contains a restriction upon the ability of a stockholder owning more than 10% of the Simmons common stock to acquire any additional shares except through a cash tender offer at a price not less than the highest closing price of Simmons common stock during the most recent 24 months, unless such shareholder is excepted from the application of the Article by the board of directors prior to becoming a 10% shareholder. Further, Article ELEVENTH requires the approval of 80% of the shareholders of Simmons for any acquisition of Simmons by merger or consolidation or by asset acquisition unless approved by the affirmative vote of 80% of the directors who were in office prior to the proponent of the acquisition acquiring 10% or more of Simmons common stock.

o Article THIRTEENTH of the Articles of Incorporation of Simmons requires the Board to consider the following matters in addition to any other matters required to be considered prior to making any recommendation concerning a proposed business combination in which Simmons will not be the surviving corporation: 1) the impact on Simmons, its subsidiaries, shareholders and employees and the communities served by Simmons, 2) the timeliness of the proposed transaction considering the business climate and strategic plans of Simmons, 3) the existence of any legal defects or regulatory issues involved in the proposed transaction, 4) the possibility of non-consummation of the transaction due to lack of financing, regulatory issues or identified issues, 5) current market price of Simmons common stock and its consolidated assets, 6) book value of Simmons common stock,
     7) the relationship of the offered price for Simmons common stock to the Board's opinion of the current value of Simmons in a negotiated transaction, 8) the relationship of the offered price for Simmons common stock to the Board's opinion of the future value of Simmons as an independent entity, and 9) such other criteria as the Board may determine is appropriate.

o Article FOURTEENTH requires the affirmative vote of 80% of the shareholders to amend, repeal or modify any provision of the Articles of Incorporation unless such revision is approved by 80% of the directors who were in office prior to the proponent of any business combination acquiring 10% or more of Simmons common stock.

     Alliance. A majority of the shares of Alliance stock entitled to vote are required to constitute a quorum at an annual meeting of shareholders and a special shareholders meeting. Under Alliance's governing documents, a majority of such quorum is required to decide any question to come before a shareholders meeting, except that a merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Alliance.

Board of Directors

     Simmons. Simmons' Board of Directors is comprised of one class of directors, elected annually. Simmons' shareholders elect directors at their annual meeting or, if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. Simmons shareholders are not entitled to cumulative voting in the election of directors. The Board of Directors may consist of between five and 25 members, as determined from time to time by Simmons' Board of Directors or shareholders, and on the date of this proxy statement consisted of eight members. The Board of Directors has the power to increase the number of directors by two (if the number of directors set at the most recent shareholders meeting was 15 or less) or four (if the number of directors set at the most recent shareholders meeting was at least 16) without any further action of the shareholders in accordance with Simmons' Articles of Incorporation. Any vacancy on Simmons' Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors or, if the directors remaining in office constitute fewer than a quorum of the Board of Directors, by the affirmative vote of a majority of all of the directors remaining in office.

     Alliance. Alliance's Board of Directors consists of seven members, as set by its bylaws. The Board is authorized to amend the bylaws and may change the number of directors from time to time without any further action of the shareholders so long as the increase or decrease in the number of directors does not exceed 30% of the number of directors last approved by the shareholders. Any vacancy on Alliance's Board of Directors may be filled by majority vote of the shareholders or the Alliance directors then in office. Each Alliance director is elected to serve a one-year term. Alliance's shareholders elect directors at their annual meeting or, if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. The holders of Alliance stock are entitled to cumulative voting in the election of directors. This right allows each shareholder to cast a number of votes for directors equal to the number of directors being elected multiplied by the number of shares of stock owned. This number of votes may be cast for one candidate for director or may be spread among any number of candidates.

Removal of Directors

     Simmons. Simmons' governing documents do not contain any special provisions on the removal of directors. The Arkansas Business Corporation Act of 1987 allows a director to be removed at any time with or without cause by a special shareholder's meeting called expressly for that purpose.


     Alliance. Alliance's governing documents provide that a director may be removed at any time with or without cause by a special shareholder's meeting called expressly for that purpose.

Authorized Capital Stock

                                            Authorized Shares          Par Value per Share
                                            -----------------          -------------------
Alliance                                         100,000                     $10.00
Simmons                                       30,000,000                      $1.00

Rights of Shareholders to Call Special Meetings

     Simmons. Simmons' governing documents provide that a special meeting of Simmons' shareholders may be called by the Chairman of the Board, the President, or the Board of Directors, or by the request of holders of not less than ten percent (10%) of all the votes entitled to be cast on any issue proposed to be considered at such special meeting.

     Alliance. Alliance's bylaws provide that a special meeting of the Alliance shareholders may be called at any time by the President, the Alliance Board of Directors, or any group of shareholders owning in the aggregate not less than ten percent (10%) of the shares of Alliance stock entitled to vote on any action to be presented at such meeting.

                             REGISTRATION STATEMENT

     Simmons has filed with the SEC a registration statement on Form S-4 to register the Simmons common shares to be issued to Alliance shareholders in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Simmons and Alliance. This proxy statement is part of that registration statement. The rules and regulations of the SEC allow Simmons to omit certain information included in the registration statement from this proxy statement. This registration statement may be inspected and copied at the SEC's public reference facilities described below.

                       WHERE YOU CAN FIND MORE INFORMATION

     Simmons files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room                    New York Regional Office               Chicago Regional Office
450 Fifth Street, N.W.                   Woolworth Center                       Citicorp Center
Room 1024                                233 Broadway                           500 West Madison Street
Washington, D.C. 20549                   New York, New York  10279              Suite 1400
                                                                                Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Simmons, which file electronically with the SEC. The address of that site is www.sec.gov.

     The SEC allows Simmons to "incorporate by reference" information into this proxy statement from documents it has previously filed with the SEC. This means that Simmons can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about Simmons and its financial condition, operations and business. The information incorporated by reference is considered to be a part of this proxy statement, except for any information that is superseded by other information contained directly in this proxy statement or in documents filed by Simmons with the SEC after the date of this proxy statement. Information incorporated from another document is considered to have been disclosed to you whether or not you chose to read the document.

     This proxy statement incorporates by reference the following documents with respect to Simmons:

o    Simmons' Annual Report on Form 10-K for the year ended December 31, 2002;

o Simmons' Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

o The description of the Simmons' Common Stock contained in the Registration Statement on Form S-2, filed April 16, 1993 (File No. 0-06253) and any amendment or report filed for the purpose of updating such description

     Simmons incorporates by reference additional documents that Simmons may file with the SEC between the date of this proxy statement and the completion of the merger. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Simmons has supplied all information contained or incorporated by reference in this proxy statement relating to Simmons and its bank subsidiaries.

     Alliance has supplied all information contained in this proxy statement relating to Alliance and its bank subsidiary, Alliance Bank of Hot Springs.

     You can obtain copies of the documents incorporated by reference in this proxy statement with respect to Simmons without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement, by requesting them in writing or by telephone from Simmons at the following:

                                Mr. John L. Rush,
                               Corporate Secretary
                       Simmons First National Corporation
                                 P. O. Box 7009
                           Pine Bluff, Arkansas 71611

     If you would like to request documents from Simmons, please do so by March 11, 2004 to receive them before the special meeting. Copies are also available free of charge through the Investor Relations section of Simmons' internet website at www.simmonsfirst.com. You can also obtain copies of these documents from the SEC through the SEC's Internet worldwide website or at the SEC's address described in this section above.

     You should rely only on the information contained in or incorporated by reference in this proxy statement in considering how to vote your shares. Neither Simmons nor Alliance has authorized anyone to provide you with information that is different from the information in this document. This proxy statement is dated February 11, 2004. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this proxy statement nor the issuance of Simmons common stock in the merger shall create any implication to the contrary.

                                  LEGAL MATTERS

     Quattlebaum, Grooms Tull & Burrow PLLC, Little Rock, Arkansas, counsel to Simmons, will pass upon certain legal matters concerning the merger and the validity of the shares of Simmons common stock to be issued in the merger.

                                     EXPERTS

     The consolidated financial statements of Simmons First National Corporation incorporated by reference in Simmons' Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by BKD, LLP, independent auditors, as set forth in their report thereon or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER ("Agreement"), is made as of the 8th day of October, 2003, by and between Simmons First National Corporation, an Arkansas corporation ("SFNC") and Alliance Bancorporation, Inc., an Arkansas corporation ("ABI").

                                    ARTICLE I
                                    RECITALS

     Section 1.01 SFNC. SFNC has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Arkansas, with its principal executive offices located in Pine Bluff, Arkansas. SFNC is registered as a financial holding company with the Board of Governors of the Federal Reserve System ("FRB") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As of the date hereof, SFNC has 30,000,000 authorized shares of Class A common stock, par value $1.00 per share ("SFNC Stock"), of which 14,103,472 were outstanding as of June 30, 2003. No shares of the other classes of SFNC's authorized capital stock are outstanding.

     Section 1.02 ABI. ABI has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Arkansas, with its principal executive offices located in Hot Springs, Arkansas. ABI is registered as a bank holding company with the FRB under the BHC Act. As of the date hereof, ABI has 100,000 authorized shares of common stock, par value $10.00 per share ("ABI Stock"), of which 28,414 shares were outstanding as of June 30, 2003. The parties anticipate that the number of shares of ABI Stock outstanding at closing will equal 30,107, the sum of the number of shares outstanding on June 30, 2003 (28,414) plus the number of ABI Option Shares (1,693). The number of shares outstanding shall be certified by ABI at the Closing and such certified number of shares outstanding shall be used for all purposes of this Agreement and the transactions contemplated hereunder. No other class of capital stock being authorized.

     Section 1.03 Alliance Bank. Alliance Bank has been duly incorporated and is a validly existing banking association in good standing under the laws of the State of Arkansas, with its principal executive offices located in Hot Springs, Arkansas. As of the date hereof, Alliance Bank has 100,000 authorized shares of common stock, par value $10.00 per share, of which 18,663 shares are outstanding as of June 30, 2003, no other class of capital stock being authorized. All of the outstanding shares of stock of Alliance Bank are owned by ABI.

     Section 1.04 Compensatory Stock Options. (a) SFNC has reserved 875,000 shares of SFNC Stock ("SFNC Option Shares") for issuance pursuant to the terms of the stock option grants under the stock option plans of SFNC ("SFNC Option Plans"), of which options for 721,500 shares have been granted to various executive officers of SFNC and its subsidiaries and are currently outstanding.

     (b) ABI has reserved 1,866 shares of ABI Stock ("ABI Option Shares") for issuance upon the exercise of stock option grants pursuant to the terms of the Alliance Bank of Hot Springs Employee Incentive Stock Option Plan ("ABI Option Plan"), of which options for 1,693 shares have been granted to various executive officers of ABI and its subsidiaries and are currently outstanding. No additional options will be granted under ABI Option Plan.

     Section 1.05 Rights; Voting Debt. Except for (i) the SFNC Option Plans,
(ii) ABI Option Plans, and (iii) the transactions contemplated under this Agreement, neither SFNC nor ABI has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock (collectively, "Rights"). Neither ABI nor SFNC nor any of their respective subsidiaries have any bonds, debentures, notes or other indebtedness issued and outstanding, having the right to vote, or convertible into securities having the right to vote, on any matters on which shareholders may vote ("Voting Debt").

     Section 1.06 Materiality. Unless the context otherwise requires, any reference in this Agreement to materiality with respect to either party shall, as to ABI, be deemed to be with respect to ABI and its wholly owned subsidiary, Alliance Bank, taken as a whole and as to SFNC shall be deemed to be with respect to SFNC and its subsidiaries, taken as a whole.

     Section 1.07 Merger. The Board of Directors of SFNC and the Board of Directors of ABI have each determined that it is desirable and in the best interests of the corporations and their respective shareholders that ABI merge with and into SFNC ("Merger") on the terms and subject to the conditions set forth in this Agreement.

     In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, SFNC and ABI adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                   ARTICLE II
                                     MERGER

     Section 2.01 Merger. On the Effective Date, as defined in Section 8.01, ABI will merge with and into SFNC, with SFNC being the surviving corporation ("Surviving Corporation"), pursuant to the provisions of, and with the effects provided in, the Arkansas Business Corporation Act ("ABCA"). At the Effective Time, the articles of incorporation and bylaws of SFNC, as the Surviving Corporation, shall be the articles of incorporation and bylaws of SFNC in effect immediately prior to the Effective Time; the directors and officers of SFNC shall be the directors and officers of the Surviving Corporation; SFNC shall continue to possess all of the rights, privileges and franchises possessed by it and shall become vested with and possess all rights, privileges and franchises possessed by ABI; and SFNC shall be responsible for all of the liabilities and obligations of ABI in the same manner as if SFNC had itself incurred such liabilities or obligations, and the Merger shall not affect or impair the rights of the creditors or of any persons dealing with SFNC or ABI.

     Section 2.02 Conversion of Securities. At the Effective Time, by virtue of the Merger:

     (a) Subject to the other provisions of this Section 2.02, each share of ABI Stock issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares, as defined in Section 2.05) shall be converted into (1) the right to receive 18.1021 shares of SFNC Stock ("Default Per Share Stock Allocation") and $379.978 in cash, without interest ("Default Per Share Cash Allocation"), (2) the right to receive in cash a sum equal to $379.978 plus the product of 18.1021 times the SFNC Average Stock Price, as defined in 2.02(g), without interest ("Optional Per Share Cash Amount"), (3) the right to receive a number of shares of SFNC Stock equal to the Optional Per Share Cash Amount divided by the SFNC Average Stock Price, as defined below, ("Exchange Ratio") or
(4) the right to receive a combination of shares of SFNC Stock and cash as elected, subject to Section 2.02(d), Section 2.02(e) or Section 2.02(f) provided, however, that, in any event, if between the date of this Agreement and the Effective Time the outstanding shares of SFNC Stock or ABI Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Default Per Share Stock Allocation and the Default Per Share Cash Allocation shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. No adjustment of the Default Per Share Stock Allocation or the Default Per Share Cash Allocation shall occur by reason of issuance of any SFNC Option Shares under the SFNC Option Plans. All outstanding ABI Option Shares shall be exercised prior to the Effective Time. All shares of ABI Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent the right to receive the Merger Consideration (as defined in Section 2.03(b)). The holders of certificates previously evidencing shares of ABI Stock, outstanding immediately prior to the Effective Time, shall cease to have any rights with respect to such shares of ABI Stock except as otherwise provided herein or by law. Such certificates previously evidencing shares of ABI Stock shall be exchanged for
(1) certificates evidencing whole shares of SFNC Stock issued in consideration therefor, (2) cash, or a combination of SFNC Stock and cash, in each case in accordance with the election and allocation procedures of this Section 2.02 and upon the surrender of such certificates in accordance with the provisions of
Section 2.03, without interest. No fractional shares of SFNC Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.03.

     (b) The number of shares of ABI Stock to be converted into the right to receive cash, in the aggregate amount of $11,440,000.00 (subject to reduction in the amount of $379.978 for each Dissenting Share, as defined in Section 2.05) ("Net Cash Consideration"), pursuant to the Merger shall equal 14,752 or 49% of the ABI Stock outstanding immediately prior to the Effective Time, subject to reduction for Dissenting Shares. The number of shares of ABI Stock to be converted into the right to receive 545,000 shares of SFNC Stock (subject to reduction in the amount of 18.1021 shares for each Dissenting Share) ("Net Stock Consideration") in the Merger shall equal 15,355, or 51% of the ABI stock outstanding immediately prior to the Effective Time, subject to reduction for Dissenting Shares.


     (c) At the Effective Time, each record holder of shares of ABI Stock will be entitled to receive for each share of ABI Stock owned, the Default Per Share Stock Allocation, 18.1021 shares of SFNC Stock and the Default Per Share Cash Allocation, $379.978 in cash, without interest ("Default Election"), without any further action by such holder. Alternatively, subject to the allocation and election procedures set forth in this Section 2.02, immediately prior to the Effective Time each record holder of shares of ABI Stock will be entitled to make an optional election: (1) to receive cash ("Optional Cash Election"), for all of such shares, (2) to receive SFNC Stock ("Optional Stock Election") for all of such shares, or (3) to make an Optional Stock Election for a specified percentage of such shares (other than 51%) and to make an Optional Cash Election for the balance of such shares. All such elections shall be made on a form designed for that purpose ("Form of Election"). Any record holder which does not make a timely optional election shall be deemed to have made a Default Election. Holders of record of shares of ABI Stock who hold such shares as nominees, trustees or in other representative capacities ("Representative") may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers the shares of ABI Stock held by the Representative for a particular beneficial owner. Notwithstanding the number of shares for which Optional Cash Elections and Optional Stock Elections are made, the aggregate amount of cash to be paid as consideration pursuant to the Merger shall be $11,440,000 (plus cash paid in lieu of fractional shares) and the aggregate number of shares of SFNC Stock issued shall equal 545,000 (reduced by fractional shares redeemed for cash).

     (d) If the number of shares covered by Optional Cash Elections ("Optional Cash Election Shares") multiplied by the Optional Per Share Cash Amount ("Optional Cash Election Amount") exceeds the sum of the Net Cash Consideration reduced by the product of the Default Per Share Cash Allocation multiplied by the number shares for which a Default Election is made or deemed to be made ("Net Available Cash Consideration"), the Optional Cash Election Shares shall be converted into the right to receive cash and SFNC Stock in the following manner:

     Each of the Optional Cash Election Shares shall be converted into the right to receive (i) cash in an amount equal to the quotient of the Net
     Available Cash Consideration divided by the Optional Cash Election
     Shares, and (ii) shares of SFNC Stock, equal to the quotient of (x) the difference between the Optional Cash Election Amount and the Net Available Cash Consideration divided by (y) the product the Optional
     Cash Election Shares multiplied by the SFNC Average Stock Price.

     (e) If the number of shares covered by Optional Stock Elections ("Optional Stock Election Shares") multiplied by the Exchange Ratio ("Optional Stock Election Amount") exceeds the sum of the Net Stock Consideration reduced by the product of the Default Per Share Stock Allocation multiplied by the number shares for which a Default Election is made or deemed to be made ("Net Available Stock Consideration"), the Optional Stock Election Shares shall be converted into the right to receive SFNC Stock and cash in the following manner:

     Each of the Optional Stock Election Shares shall be converted into the right to receive (i) a number of shares of SFNC Stock, equal to the quotient of the Net Available Stock Consideration divided by the Optional Stock Election Shares, and (ii) cash in an amount, a equal to the product of (x) the difference between the Optional Stock Election Amount and the Net Available Stock Consideration and (y) a fraction, the numerator of which equals the SFNC Average Stock Price and the denominator of which equals the Optional Stock Election Shares.

     (f) In the event that Section 2.02(d) above is not applicable, all Optional Cash Election Shares shall be converted into the right to receive cash. In the event that Section 2.02(e) above is not applicable, all Optional Stock Election Shares shall be converted into the right to receive shares of SFNC Stock.

     (g) The "SFNC Average Stock Price "shall be the average (arithmetic mean) of the closing price per share of SFNC Stock reported by the NASD during the period of ten (10) trading days on which one or more trades actually occurs, ending immediately prior to the fifth trading day preceding the Effective Date.

     (h) Optional elections shall be made by holders of ABI Stock by mailing to ABI or the Transfer Agent, as defined in Section 2.03(a) below, the Form of Election delivered to the ABI shareholders with the Prospectus/Proxy Statement for the Merger. To be effective, a Form of Election must be properly completed, signed and submitted by the shareholder (or by an appropriate trust company in the United States or a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. ("NASD") to ABI or the Transfer Agent not later than seven (7) days following the date of the ABI shareholders meeting at which the Merger is approved ("Election Deadline"). Upon receipt of any Form of Election by ABI, it shall immediately forward same to the Transfer Agent. SFNC will have the discretion, which it may delegate in whole or in part to the Transfer Agent, to determine whether Forms of Election have been properly completed, signed and submitted or revoked, and to disregard immaterial defects in Forms of Election. The decision of SFNC, or the Transfer Agent, in such matters shall be conclusive and binding. Neither SFNC nor the Transfer Agent will be under any obligation to notify any person of any defect in a Form of Election submitted to the Transfer Agent. The Transfer Agent shall also make all computations contemplated by this Section 2.02 and all such computations shall be conclusive and binding on the holders of ABI Stock.

     (i) For the purposes hereof, a holder of ABI Stock who does not submit a Form of Election which is received by the Transfer Agent prior to the Election Deadline shall be deemed to have made a Default Election. If SFNC or the Transfer Agent shall determine that any purported Optional Cash Election or Optional Stock Election was not properly made, such purported election shall be deemed to be of no force and effect and the shareholder making such purported election shall for purposes hereof, be deemed to have made a Default Election.

     (j) SFNC and ABI shall mail the Form of Election with the Prospectus/Proxy Statement to all holders of ABI Stock on or after the record date for the ABI shareholders meeting and make the Form of Election available to all persons who become holders of ABI Stock subsequent to such day and no later than the close of business on the business day prior to the Election Deadline. All elections may be revoked until the Election Deadline.

     (k) Each share of ABI Stock held in the treasury of ABI and each share of ABI Stock owned by any direct or indirect wholly owned subsidiary of ABI immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

     Section 2.03 Exchange of Certificates. (a) Promptly after consummation of the Merger, SFNC shall deposit, or shall cause to be deposited, with Simmons First Trust Company, N.A. ("Transfer Agent"), for the benefit of the holders of shares of ABI Stock, for exchange in accordance with this Article II, through the Transfer Agent, (i) certificates evidencing such 545,000 shares of SFNC Stock, (ii) cash in the amount of $11,440,000.00 and (iii) cash in the amount of $5,000.00 ("Fractional Share Fund"). In the event the initial sum deposited into the fractional Share Fund is insufficient to satisfy all payments required to be paid from such fund, then SFNC shall immediately deposit funds to remedy such deficiency.

     (b) Promptly after the Effective Time, SFNC will instruct the Transfer Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of ABI Stock (other than Dissenting Shares) ("Certificates"), (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Transfer Agent and shall be in such form and have such other provisions as SFNC may reasonably specify) and (2) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of SFNC Stock, cash or a combination thereof. Upon surrender of a Certificate for cancellation to the Transfer Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of SFNC Stock which such holder has the right to receive in respect of the shares of ABI Stock formerly evidenced by such Certificate in accordance with Section 2.02, (B) cash in an amount which such holder has the right to receive in respect of the shares of ABI Stock formerly evidenced by such Certificate in accordance with Section 2.02, (C) cash in lieu of fractional shares of SFNC Stock to which such holder is entitled pursuant to Section 2.02, and (D) any dividends or other distributions to which such holder is entitled pursuant to Section 2.03(c), (the shares of SFNC Stock, dividends, distributions and cash described in clauses (A), (B), (C) and (D) being collectively, the "Merger Consideration") and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of ABI Stock which is not registered in the transfer records of ABI, a certificate evidencing the proper number of shares of SFNC Stock may be issued and cash paid in accordance with this Article II to a transferee if the Certificate evidencing such shares of ABI Stock is presented to the Transfer Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.03, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.


     (c) No dividends or other distributions declared or made after the Effective Time with respect to SFNC Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SFNC Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be delivered and paid to the holder of the certificates (1) certificates evidencing whole shares of SFNC Stock issued in exchange therefor, (2) the cash portion of the Merger Consideration payable to such holder, including the amount of any cash payable with respect to a fractional share of SFNC Stock to which such holder is entitled pursuant to Section 2.03(b) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of SFNC Stock, and (3) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of SFNC Stock. No interest shall be paid on the Merger Consideration.

     (d) All shares of SFNC Stock issued and cash paid in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of ABI Stock.

     (e) Any portion of the Fractional Share Fund which remains undistributed to the holders of ABI Stock on the date six months following the Effective Time shall be delivered to SFNC, upon demand, and any holders of ABI Stock who have not theretofore complied with this Article II shall thereafter look directly to SFNC for the Merger Consideration to which they are entitled.

     (f) SFNC shall not be liable to any holder of shares of ABI Stock for any Merger Consideration, whether shares of SFNC Stock, cash or dividends or distributions with respect to SFNC Stock, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) SFNC shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of ABI Stock such amounts as SFNC is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by SFNC, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of ABI Stock in respect of which such deduction and withholding was made by SFNC.

     Section 2.04 Stock Transfer Books. At the Effective Time, the stock transfer books of ABI shall be closed and there shall be no further registration of transfers of shares of ABI Stock thereafter on the records of ABI. On or after the Effective Time, any certificates presented to the Transfer Agent or SFNC for any reason shall be converted into the Merger Consideration.


     Section 2.05 Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, shares of ABI Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares (collectively, the "Dissenting Shares") in accordance with Section 10 of the Arkansas Business Corporation Act (A.C.A. 4-27-1301 et seq.) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the fair value of such shares of ABI Stock held by them in accordance with the provisions of such statute, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to judicial determination of the value of the shares of ABI Stock under such statute shall have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, as if such shares of ABI Stock, upon surrender, in the manner provided in Section 2.03, of the certificate or certificates that formerly evidenced such shares of ABI Stock.

     Section 2.06 Lost ABI Stock Certificates. In the event any Certificate for ABI Stock shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed and the receipt by SFNC of appropriate and customary indemnification, SFNC will issue in exchange for such lost, stolen or destroyed Certificate, a certificate of shares of SFNC Stock and the cash payment, if any, deliverable in respect thereof as determined in accordance with this Article II.

     Section 2.07 Options and Rights. Other than the options described in
Section 1.04(b) above granted pursuant to the ABI Option Plan, there are no options or rights granted by ABI to purchase shares of ABI Stock, which are outstanding and unexercised and there are no outstanding securities issued by ABI, or any other party, convertible into ABI Stock.

                                  ARTICLE III
                             ACTIONS PENDING MERGER

     Section 3.01 Required Actions Pending Merger. ABI hereby covenants and agrees with SFNC that prior to the Effective Time, unless the prior written consent of SFNC shall have been obtained, and except as otherwise contemplated herein, ABI will and will cause each of its subsidiaries to:

     (a) upon the direction of SFNC, give all required notices, make all necessary amendments and cause its Board of Directors to adopt a resolution merging the Alliance Bank 401(k) Plan with and into the Simmons First National Corporation 401(k) Plan contingent upon the consummation of the Merger to be effective on or immediately following the Effective Date, and upon terms which at least maintain and protect the accrued rights and participation of all ABI employees as of the Effective Date, to pay any and all termination, early withdrawal penalties or similar fees with respect to the termination of the plan and take all reasonable steps to preclude SFNC from having any liability to or under the plan, other than liabilities which arise from its actions related to the merger of the plans;

     (b) use reasonable efforts to preserve intact their business organization and assets, maintain their rights and franchises, retain the services of their officers and key employees, except that they shall have the right to lawfully terminate the employment of any officer or key employee if such termination is in accordance with ABI's existing employment procedures;

     (c) use reasonable efforts to maintain and keep their properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear;

     (d) use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained;

     (e) perform in all material respects all obligations required to be performed by them under all material contracts, leases, and documents relating to or affecting their assets, properties, and business; and

     (f) give SFNC notice of all meetings of the board of directors of the board of directors of ABI and each of its subsidiaries, allow SFNC to have a non-voting representative at each such meeting, provided, however, such representative shall be subject to exclusion from any portion of any such meeting during any discussion or action concerning the Merger or to the extent that ABI's legal counsel advises the ABI directors that permitting SFNC's presence would constitute a breach of their fiduciary duties, and provide SFNC with all written materials and communications provided to the directors in connection with such meetings.

     Section 3.02 Prohibited Actions Pending Merger. Except as specifically contemplated by this Agreement, from the date hereof until the earlier of the termination of the Agreement or the Effective Time, ABI shall not do, and ABI will cause each of its subsidiaries not to do, without the prior written consent of SFNC, any of the following:

     (a) make, declare or pay any dividend on ABI Stock, other than dividends consistent with historic practices or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any share of its capital stock (other than in a fiduciary capacity or in respect of a debt previously contracted in good faith) or authorize the creation or issuance of or issue or sell or permit any subsidiary to issue or sell any additional shares of ABI's capital stock (other than shares of ABI stock issued upon exercise of options previously granted under the ABI Option
Plan) or the capital stock of any subsidiary, or any options (including options under the ABI Option Plans), calls or commitments relating to its capital stock or the capital stock of any subsidiary, or any securities, obligations or agreements convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, shares of its capital stock or the capital stock of any of its subsidiaries;

     (b) hire any additional staff, except for personnel hired at an hourly rate to fill vacancies or for seasonal part time staff, in accordance with past practices;

     (c) enter into or permit any subsidiary to enter into any employment contracts with, pay any bonus to, or increase the rate of compensation of, any of its directors, officers or employees, except in the ordinary course of business consistent with the past practice or existing plans;

     (d) except as directed by SFNC consistent with the terms of this Agreement, enter into or modify or permit any subsidiary to enter into or modify (except as may be required by applicable law and except for the renewal of any existing plan or arrangement in the ordinary course of business consistent with past practice) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

     (e) except as contemplated by Section 5.01(l), substantially modify the manner in which it and its subsidiaries have heretofore conducted their business, taken as a whole, or amend its articles of incorporation or by-laws;

     (f) except in the ordinary course of business, acquire any assets or business or take any other action, that considered as a whole is material to ABI on a consolidated basis;

     (g) acquire any investment securities (other than U.S. Treasury Securities, Arkansas municipal securities, or U.S. Agency securities which are traditional fixed rate debt securities);

     (h) except in their fiduciary capacities, purchase any shares of SFNC
Stock;

     (i) except as contemplated by Section 5.01(l), change any method of accounting in effect at December 31, 2002, or change any method of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 2002, except as may be required by law or generally accepted accounting principles;

     (j) knowingly take any action which would or is reasonably likely to (1) adversely affect the ability of either of SFNC or ABI to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby; (2) adversely affect ABI's ability to perform its covenants and agreements under this Agreement; or (3) result in any of the conditions to the Merger set forth herein not being satisfied;

     (k) unless and except in accordance with Alliances Bank's loan policies, as in effect on the date hereof, make any single new loan or series of loans, to one borrower or a related group of borrowers in an aggregate amount greater than $150,000.00;

     (l) sell or dispose of any real estate or other assets having a value in excess of $75,000.00, other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to ABI or its subsidiaries; or

     (m) directly or indirectly agree to take any of the foregoing actions.

     Section 3.03 Conduct of ABI to Date. Except as contemplated by this Agreement or as disclosed in ABI's Disclosure Letter (as hereafter defined) delivered to SFNC contemporaneously with the execution and delivery of this Agreement, from and after December 31, 2002 through the date of this Agreement:

     (a) ABI and Alliance Bank have carried on their respective businesses in the ordinary and usual course consistent with past practices,


     (b) neither ABI nor Alliance Bank have issued or sold any capital stock (other than stock issued upon the exercise of options issued under the ABI Option Plan) or issued or sold any corporate debt securities which would be classified as long term debt on the balance sheet of ABI or Alliance Bank,

     (c) ABI has not declared, set aside, or paid any cash or stock dividend or distribution in respect of its capital stock,

     (d) neither ABI nor Alliance Bank incurred any material obligation or liability (absolute or contingent), except normal trade or business obligations or liabilities incurred in the ordinary course of business, or in conjunction with this Agreement, or mortgaged, pledged, or subjected to lien, claim, security interest, charge, encumbrance or restriction any of its assets or properties,

     (e) neither ABI nor Alliance Bank has discharged or satisfied any material lien, mortgage, pledge, claim, security interest, charges, encumbrance, or restriction or paid any material obligation or liability (absolute or contingent), other than in the ordinary course of business,

     (f) neither ABI nor Alliance Bank has, since December 31, 2002, sold, assigned, transferred, leased, exchanged, or otherwise disposed of any of its properties or assets other than for a fair consideration in the ordinary course of business,

     (g) neither ABI nor Alliance Bank increased the rate of compensation of, or paid any bonus to, any of its directors, officers, or other employees, except merit or promotion increases, in accordance with existing policy; entered into any new, or amended or supplemented any existing, employment, management, consulting, deferred compensation, severance, or other similar contract; adopted, entered into, terminated, amended or modified any employee benefit plan in respect of any of present or former directors, officers or other employees; or agreed to do any of the foregoing,

     (h) neither ABI nor Alliance Bank has suffered any material damage, destruction, or loss, whether as the result of flood, fire, explosion, earthquake, accident, casualty, labor trouble, requisition or taking of property by any government or any agency of any government, windstorm, embargo, riot, act of God, or other similar or dissimilar casualty or event or otherwise, whether or not covered by insurance,

     (i) except as disclosed to SFNC in the Disclosure Letter, neither ABI nor Alliance Bank has canceled or compromised any debt to an extent exceeding $50,000.00 owed to it or any of its subsidiaries or any claim to an extent exceeding $50,000.00 asserted by ABI or any of its subsidiaries,

     (j) neither ABI nor Alliance Bank has entered into any transaction, contract, or commitment outside the ordinary course of its business,

     (k) neither ABI nor Alliance Bank has entered, or agreed to enter, into any agreement or arrangement granting any preferential right to purchase any of its material assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such material assets, properties or rights,

     (l) there has not been any change in the method of accounting or accounting practices of ABI or any of its subsidiaries, and

     (m) ABI and Alliance Bank have kept all records substantially in accordance with its record retention policy and has not received any comment, notice or criticism by any bank regulatory agency which would lead a reasonable person to believe that such policy is not substantially in compliance with regulatory and statutory requirements and customary industry standards and have retained such records for the periods required by its policy.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

     Section 4.01 Representations and Warranties. Except as disclosed by ABI or SFNC, as appropriate in their respective Disclosure Letters (the "Disclosure Letter") to be delivered to each other contemporaneously with the execution and delivery of this Agreement, SFNC, for itself and its subsidiaries, to the extent applicable to such subsidiaries, represent and warrant to ABI, and, ABI, for itself and Alliance Bank, to the extent applicable to Alliance Bank, represent and warrant to SFNC, that:

     (a) The facts set forth in Article I of this Agreement with respect to it are true and correct.

     (b) All of the outstanding shares of capital stock of it and its subsidiaries are duly authorized, validly issued and outstanding, fully paid and non-assessable, and are subject to no preemptive rights.

     (c) Each of it and its subsidiaries has the power and authority, and is duly qualified in all jurisdictions, except for such qualifications the absence of which will not have a Material Adverse Effect, as hereinafter defined, where such qualification is required, to carry on its business as it is now being conducted and to own all its material properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such powers and authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect.

     (d) the shares of capital stock of each of its subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer and there are no Rights with respect to such capital stock.

     (e) The Board of Directors of each SFNC and ABI have, by all appropriate action, approved this Agreement and the Merger. Subject, in the case of ABI, to the receipt of approval of its shareholders and, subject to receipt of required regulatory approvals, this Agreement is a valid and binding agreement of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     (f) The execution, delivery and performance of this Agreement by it does not, and the consummation of the transactions contemplated hereby by it will not, constitute (1) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or its subsidiaries or to which it or its subsidiaries (or any of their respective properties) is subject, which breach, violation or default is reasonably likely to have a material adverse effect on the condition, financial or otherwise, properties, results of operations or business of it and its subsidiaries, taken as a whole or on its ability to perform its obligations hereunder and to consummate the transactions contemplated hereby ("Material Adverse Effect"), or enable any person to enjoin any of the transactions contemplated hereby or (2) a breach or violation of, or a default under, the articles of incorporation or by-laws of it or any of its subsidiaries; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities referred to in Section 6.01(b) and (c) and the approval of the shareholders of ABI referred to in Section 4.01(e) and any consents and approvals the absence of which will not have a Material Adverse Effect.

     (g) In the case of SFNC, as of their respective dates, neither its Annual Report on form 10-K for the fiscal year ended December 31, 2002, nor any other document filed subsequent to December 31, 2002 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), each in the form, including exhibits, filed with the SEC, and the Statements of Condition filed on behalf of its subsidiaries with the state and federal banking agencies during 2000, 2001 and 2002, (collectively, the "SFNC Reports"), did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the SFNC Reports, including the related notes and schedules, fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flow and changes in financial position or equivalent statements in or incorporated by reference into the SFNC Reports, including any related notes and schedules, fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein, subject, in the case of unaudited interim statements or reports to normal year-end audit adjustments that are not material in amount or effect, in each case in accordance with generally accepted accounting principles applicable to bank holding companies consistently applied during the periods involved, except as may be noted therein. It has no material obligations or liabilities, contingent or otherwise, except as disclosed in the SFNC Reports, and its consolidated allowance for loan and lease losses, as shown on its most recent balance sheet or statement of condition contained in the SFNC Reports was adequate, as of the date thereof, within the meaning of generally accepted accounting principles and safe and sound banking practices.


     (h) In the case of ABI, its audited financial statements for the fiscal year ended December 31, 2002 ("ABI Audited Financial Statements"), including the related notes and schedules, fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings or equivalent statements in the ABI Audited Financial Statements, including any related notes and schedules, fairly present the results of operations and retained earnings, as the case may be, of the entity or entities to which it relates for the periods set forth therein in each case in accordance with generally accepted accounting principles applicable to bank holding companies consistently applied during the periods involved, except as may be noted therein. In the case of Alliance Bank, its Statements of Condition filed with the state and federal bank agencies during 2002 and 2003 were prepared in material compliance with the instructions therefor and are not known by ABI management to contain any material errors or misstatements. In the case of ABI and its subsidiaries, the unaudited monthly financial reports prepared subsequent to June 30, 2003 fairly present the results of operations and the financial conditions of the entity or entities to which it relates, except that the financial reports do not contain any and all footnotes required by Generally Accepted Accounting Principles and are subject to normal year-end adjustments that are not material in amount or effect. It has no material obligations or liabilities, contingent or otherwise, not disclosed in the ABI Audited Financial Statements or any subsequent unaudited monthly financial interim of Alliance Bank or ABI, and its consolidated allowance for loan and lease losses, as shown on its most recent balance sheet or statement of condition was adequate in the judgment of ABI's management, as of the date thereof, within the meaning of generally accepted accounting principles and safe and sound banking practices to absorb reasonably expected losses in the loan portfolio of Alliance Bank.

     (i) Since December 31, 2002, in the case of SFNC and ABI, there has been no material adverse change in the financial condition of either SFNC and its subsidiaries, taken as a whole, or ABI and its subsidiaries, taken as a whole.

     (j) All material federal, state, local, and foreign tax returns required to be filed by or on behalf of it or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such returns filed are complete and accurate in all material respects. All taxes shown on returns filed by it have been paid in full or adequate provision has been made for any such taxes on its balance sheet in accordance with generally accepted accounting principles. As of the date of this Agreement, there is no audit examination, deficiency, or refund litigation with respect to any taxes of it that would result in a determination that would have a Material Adverse Effect. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on its balance sheet in accordance with generally accepted accounting principles. It has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.


     (k) (1) No material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against it or any of its subsidiaries, which in its reasonable judgment is likely to have a Material Adverse Effect or to prevent consummation of the transactions contemplated hereby, and, to the best of its knowledge, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, and (2) neither it nor any of its subsidiaries is subject to cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits ("Bank Regulators"), nor has it been advised by any Bank Regulator that it is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolution or similar understanding.

     (l) Except for this Agreement, and arrangements made in the ordinary course of business, neither ABI nor Alliance Bank is bound by any material contract, as defined in Item 601(b)(10)(i) and (ii) of Regulation S-K, to be performed after the date hereof that has not been disclosed to SFNC.

     (m) All employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), that cover any of its or its subsidiaries' employees, comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; neither it nor any of its subsidiaries has engaged in a prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code; no material liability to the Pension Benefit Guaranty Corporation has been or is expected by it or them to be incurred with respect to any such plan which is subject to Title IV of ERISA ("pension plan"), or with respect to any single-employer plan (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code; no pension plan had an accumulated funding deficiency, as defined in
Section 302 of ERISA (whether or not waived), as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each pension plan exceeds the present value of the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, under such pension plan as of the end of the most recent plan year with respect to the respective plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such pension plan as of the date hereof; no notice of a reportable event, as defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived has been required to be filed for any pension plan within the 12-month period ending on the date hereof; neither it nor any of its subsidiaries has provided, or is required to provide, security to any pension plan pursuant to Section 401(a)(29) of the Code; it and its subsidiaries have not contributed to a multiemployer plan, as defined in Section 3(37) of ERISA, on or after September 26, 1980; and it and its subsidiaries do not have any obligations for retiree health and life benefits under any benefit plan, contract or arrangement.

     (n) Each of it and its subsidiaries has good title to its properties and assets, other than property as to which it is lessee, free and clear of any liens, security interests, claims, charges, options or other encumbrances not set forth in the Reports, except such defects in title which would not, in the aggregate, have a Material Adverse Effect and in the case of ABI substantially all of the buildings and equipment in regular use by ABI and each of its subsidiaries have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted.

     (o) It knows of no reason why the regulatory approvals referred to in Sections 6.01(b) and (c) should not be obtained without the imposition of any condition of the type referred to in the proviso following Sections 6.01(b) and
(c).

     (p) It and each of its subsidiaries have all permits, licenses, certificates of authority, orders, and approvals of, and have made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the best knowledge of it no suspension or cancellation of any of them is threatened.

     (q) In the case of SFNC, the shares of SFNC Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

     (r) Neither it nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is it or any of its subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its subsidiaries pending or threatened.

     (s) Except for the retention of DD&F Consulting Group, Inc. by ABI, neither ABI nor any of its subsidiaries, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for it or any of its subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

     (t) The information to be supplied by it for inclusion in (1) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act of 1933, as amended ("Securities Act"), with the SEC by SFNC for the purpose of, among other things, registering or obtaining an exemption from registration for, the SFNC Stock to be issued to the shareholders of ABI in the Merger ("Registration Statement"), or (2) the proxy statement to be distributed in connection with ABI's meeting of its shareholders to vote upon this Agreement, as amended or supplemented from time to time ("Proxy Statement"), and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, ("Proxy Statement/Prospectus") will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of stockholders contemplated under this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (u) For purposes of this section, the following terms shall have the indicated meaning:

     "Environmental Law" means any federal, state or local laws statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. 9601, et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq., the Clean Air Act, as amended, 42 U.S.C. 7401, et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. 1251, et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. 9601, et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. 11001, et seq., the Safe Drinking Water Act, 42 U.S.C. 300f, et seq., all comparable state and local laws, and (2) any common law, including without limitation common law that may impose strict liability, that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

     "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

     "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by SFNC or ABI or any of their subsidiaries.

     (1) To the best knowledge of it and its subsidiaries, neither it nor any of its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which would not reasonably be expected to singly or in the aggregate have a Material Adverse Effect;

     (2) To the best knowledge of it and its subsidiaries, none of the Loan Portfolio Properties and Other Properties Owned by it or its subsidiaries has been or is in violation of or liable under any Environmental Law, except any such violations or liabilities which singly or in the aggregate will not have a Material Adverse Effect; and

     (3) To the best knowledge of it and its subsidiaries, there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned by it or its subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except such which will not have, result in or relate to a Material Adverse Effect.

     (v) ABI does not and is not required to file reports pursuant to the Exchange Act.

     (w) It and its subsidiaries have complied in all material respects with the provisions of the Community Reinvestment Act ("CRA") and the rules and regulations thereunder, has a CRA rating of not less than satisfactory, and has received no material criticism from regulators with respect to discriminatory lending practices.

     (x) In the case of SFNC, its present intention is to continue to operate Alliance Bank as a separate bank under the name "Simmons First Bank of Hot Springs". However, SFNC may, if it so determines to be in its best business interest at such time, cause the bank to combine or merge with another financial institution or otherwise modify the status of the bank as a separate entity.

     Section 4.02 Representations and Warranties of ABI. Except as disclosed in writing in the Disclosure Letter, ABI, for itself and Alliance Bank, to the extent applicable to Alliance Bank, to the best of their knowledge, represent and warrant to SFNC, that none of ABI's executive management, consisting of David Bartlett, President and Chief Executive Officer, Ronnie Twyford, Senior Vice President and Steve Trusty, Senior Vice President, knows of any circumstances, events, commitments, instruments or facts that are known to be misrepresented or intentionally omitted from any instrument, file, or other record of ABI or any of its subsidiaries, with respect to loans to borrowers which are payable to ABI or any of its subsidiaries either directly or as a participant and, to the best knowledge of it and its subsidiaries and except for such imperfections in documentation which when considered as a whole would not have a Material Adverse Effect on the business, operations or financial condition of any of ABI or Alliance Bank:

     (a) All loans were made for good, valuable and adequate consideration in the normal and ordinary course of business, and the notes and other evidences of indebtedness and any loan agreements or security documents executed in connection therewith are true and genuine and constitute the valid and legally binding obligations of the borrowers to whom the loans were made and are legally enforceable against such borrowers in accordance with their terms subject to applicable bankruptcy, insolvency, reorganization, moratorium, and similar debtor relief laws from time to time in effect, as well as general principles of equity applied by a court of proper jurisdiction, regardless of whether such enforceability is considered in a proceeding in equity or at law;

     (b) The amounts represented to SFNC as the balances owing on the loans are the correct amounts actually and unconditionally owing, are undisputed, and are not subject to any offsets, credits, deductions or counterclaims;

     (c) The collateral securing each loan as referenced in the loan file or a loan officer worksheet, loan summary report or similar interoffice loan documentation is in fact the collateral held by ABI or Alliance Bank to secure each loan;

     (d) ABI or its subsidiaries have possession of all loan document files and credit files for all loans held by them containing promissory notes and other relevant evidences of indebtedness with original signatures of their borrowers and guarantors;

     (e) ABI or its subsidiaries hold validly perfected liens or security interests in the collateral granted to them to secure all loans as referenced in the loan officer worksheets, loan summary reports or similar interoffice loan documentation and the loan or credit files contain the original security agreements, mortgages, or other lien creation and perfection documents unless originals of such documents are filed of public record;

     (f) Each lien or security interest of ABI or its subsidiaries in the collateral held for each loan is properly perfected in the priority described as being held by ABI or its subsidiaries in the loan officer worksheets, loan summary reports or similar interoffice loan documentation contained in the loan document or credit files;

     (g) ABI and its subsidiaries are in possession of all collateral that the loan document files or credit files indicate they have in their possession;

     (h) All guaranties granted to ABI or its subsidiaries to insure payment of loans constitute the valid and legally binding obligations of the guarantors and are enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and similar debtor relief laws from time to time in effect, as well as general principles of equity applied by a court of proper jurisdiction, regardless of whether in a proceeding in equity or at law; and

     (i) With respect to any loans in which ABI or any of its subsidiaries have sold participation interests to another bank or financial institution, none of the buyers of such participation interests are in default under any participation agreements.

                                    ARTICLE V
                                    COVENANTS

     Section 5.01 Covenants. SFNC hereby covenants with and to ABI, and ABI hereby covenants with and to SFNC, that:

     (a) It shall use its best efforts in good faith to take or cause to be taken all action necessary or desirable under this Agreement on its part as promptly as practicable so as to permit the consummation of the transactions contemplated by this Agreement at the earliest reasonable date and cooperate fully with the other party hereto to that end;

     (b) In the case of ABI, it shall (1) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving this Agreement as soon as is reasonably practicable; (2) in each case subject to the fiduciary duties of its directors, recommend as a Board by a majority vote to its shareholders that they approve this Agreement and use its best efforts to obtain such approval; (3) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable federal and state law (except, in the case of SFNC, for state securities laws and "Blue Sky" permits which are covered by Section 5.01(e)); and (4) cooperate and consult with SFNC with respect to each of the foregoing matters;

     (c) SFNC will file a Registration Statement on form S-4 for the shares to be issued pursuant to the Merger and use its best efforts to have the Registration Statement declared effective. ABI and SFNC will cooperate in the preparation and filing of the Proxy Statement/Prospectus and Registration Statement in order to consummate the transactions contemplated by this Agreement as soon as is reasonably practicable;

     (d) SFNC will advise ABI, promptly after SFNC receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of SFNC Stock issuable pursuant to this Agreement for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information;

     (e) In the case of SFNC, it shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or Blue Sky permits and approvals required to carry out the transactions contemplated by this Agreement;

     (f) Subject to its disclosure obligations imposed by law, unless approved by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby;

     (g) It shall promptly furnish the other party with copies of written communications received by it, or any of its respective subsidiaries, Affiliates or Associates, (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any governmental body or agency in connection with or material to the transactions contemplated hereby;


     (h) (1) Upon reasonable notice, it shall, and shall cause each of its subsidiaries to, afford the other party hereto, and its officers, employees, counsel, accountants and other authorized representatives (collectively, such party's "Representatives") access, during normal business hours, to all of its and its subsidiaries' properties, books, contracts, commitments and records; it shall enable the other party's Representatives to discuss its business affairs, condition, financial and otherwise, assets and liabilities with such third persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as the other party considers necessary or appropriate; and it shall, and it shall cause each of its subsidiaries to, furnish promptly to the other party hereto (a) a copy of each report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws since December 31, 2002, and (b) all other information concerning its business properties and personnel as the other party hereto may reasonably request, provided that no investigation pursuant to this Paragraph (h) or pursuant to that certain Confidentiality Agreement, dated July 11, 2003, between ABI and SFNC, shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate this Agreement of, the other party hereto; (2) it will, upon request, furnish the other party with all information concerning it, its subsidiaries, directors, officers, partners and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement or any other statement or application made by or on behalf of SFNC, ABI or any of their respective subsidiaries to any governmental body or agency in connection with or material to the Merger and the other transactions contemplated by this Agreement; and (3) it will not use any information obtained pursuant to this Paragraph (h) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if this Agreement is not consummated, it will hold all information and documents obtained pursuant to this Paragraph (h) in confidence unless and until such time as such information or documents otherwise become publicly available or as it is advised by counsel that any such information or document is required by law to be disclosed, and in the event of the termination of this Agreement, it will deliver to the other party hereto all documents so obtained by it and any copies thereof,

     (i) It shall notify the other party hereto as promptly as practicable of
(1) any material breach of any of its warranties, representations or agreements contained herein and (2) any change in its condition (financial or otherwise), properties, business, results of operations or prospects that could have a Material Adverse Effect,

     (j) It shall cooperate and use its best efforts to promptly prepare and file all documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental agencies, including, in the case of SFNC, submission of applications for approval of this Agreement and the transactions contemplated herein to the FRB in accordance with the provisions of the BHC Act, to the Arkansas State Bank Department ("ASBD") and to any other regulatory agencies as required by law,

     (k) It shall (1) permit the other to review in advance and, to the extent practicable, will consult with the other party on all characterizations of the information relating to the other party and any of its respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any governmental body or agency in connection with the transactions contemplated by this Agreement; and (2) consult with the other with respect to obtaining all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies necessary or advisable to consummate the transactions contemplated by this Agreement and will keep the other party informed of the status of matters relating to completion of the transactions contemplated herein;

     (l) Prior to the Effective Date and contingent on the consummation of the Merger, ABI shall, consistent with generally accepted accounting principles, cause Alliance Bank to modify and change its loan, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves and other pertinent accounting entries, so as to be applied consistently on a mutually satisfactory basis with those of SFNC; provided, however, that no such action pursuant to this subsection (l) need be taken unless and until SFNC acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and no such accrual or other adjustment made by ABI pursuant to the provisions of this subsection (l) shall constitute an acknowledgment by ABI or create any implication for any purpose, that such accrual or other adjustment was necessary for any purpose other than to comply with the provisions of this subsection (l);

     (m) From and after the Effective Date, SFNC shall cause its subsidiaries, including Alliance Bank, to offer to all persons who were employees of ABI or Alliance Bank, as reflected in the payroll records of such institutions, (except certain senior executive officers which have requested to be excluded from certain retirement plans) immediately prior to the Effective Date and who become employees of SFNC or any of its subsidiaries, including those who remain as employees of Alliance Bank immediately following the Effective Date (except certain senior executive officers which have requested to be excluded from certain benefit plans), the right to participate in the employee benefits of SFNC and its subsidiaries (including but not limited to the Simmons First National Corporation Employee Stock Ownership Plan, Simmons First National Corporation 401(k) Plan, and such other benefits as are set forth in the Simmons First National Corporation Personnel Policy Manual) on the same terms as the employees of the other subsidiaries of SFNC. To the extent permitted by such plans and policies and SFNC's prior administration of such plans and policies,
(1) prior service of employees of ABI and its subsidiaries will be credited for purposes of eligibility to participate, vesting, and benefit accrual under such plans and policies and (2) any waiting periods or exclusions pre-existing conditions shall be waived; and

     (n) In the event the transactions contemplated by this Agreement are not consummated, SFNC agrees that for a period of eighteen (18) months from and after September 12, 2003, it will not, directly or indirectly, either personally or by or through its agent, on behalf of itself or on behalf of any other entity, association or individual, hire, solicit or seek to hire any employee of ABI or any Subsidiary of ABI or any individual who was an employee of ABI or such Subsidiary on September 12, 2003, or in any other manner attempt, directly or indirectly, to persuade any such employee to discontinue his or her status of employment with ABI or its Subsidiary; provided that the foregoing restriction shall not apply to any person who seeks employment from SFNC after his or her employment with ABI has been terminated, whether voluntarily or involuntarily. For the purposes of this subsection, the term "Subsidiary" shall mean any other entity whose shares of stock or other securities having a majority of the general voting power in electing the Board of Directors or equivalent governing body of such entity are, at the time as of which any determination is being made, owned by ABI, either directly or indirectly through one or more other entities constituting Subsidiaries.

     (o) In the case of SFNC, it will evaluate with ABI management, the staffing needs of Alliance Bank after the Effective Date. If any positions at Alliance Bank are eliminated, SFNC will give the affected employees an opportunity to transfer to other available positions at Alliance Bank or other SFNC affiliates. Any such displaced employee which cannot be otherwise accommodated with continued employment will be eligible for the existing SFNC severance program.

     (p) Alliance Bank has entered into Executive Deferred Compensation Agreements, Executive Agreements under an Executive Supplemental Retirement Plan and Life Insurance Endorsement Method Split Dollar Plan Agreements with David Bartlett, Ronnie Twyford and Steve Trusty, each dated September 25, 2001. Unless such agreements are terminated prior to the Effective Date, SFNC will acknowledge the existence of such agreements, will consent to Alliance Bank continuing such agreements for the aforesaid officers and will agree to not permit Alliance Bank to take any action adversely affecting such agreements, without the consent of the officer so affected.

                                   ARTICLE VI
                           CONDITIONS TO CONSUMMATION

     Section 6.01 Mutual Conditions. The respective obligations of SFNC and ABI to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

     (a) This Agreement and the transactions contemplated hereby shall have been approved by the requisite votes of the shareholders of ABI in accordance with applicable law;

     (b) The procurement by SFNC of approval of this Agreement and the transactions contemplated hereby by the FRB and the ASBD and the expiration of any statutory waiting periods without adverse action being taken;

     (c) Procurement of all other regulatory consents and approvals, including, without limitation, any required consents or approvals from the Federal Deposit Insurance Corporation or United States Treasury, Office of the Comptroller of the Currency which are necessary to the consummation of the transactions contemplated by this Agreement; provided, however, that no approval or consent described in Sections 6.01(b) and (c) shall be deemed to have been received if it shall include any conditions or requirements which would reduce the benefits of the transactions contemplated hereby to such a degree that SFNC or ABI would not have entered into this Agreement had such conditions or requirements been known at the date hereof;

     (d) The satisfaction of all other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Agreement;

     (e) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger;

     (f) No statute, rule, regulation, order, injunction or decree shall have been enacted entered, promulgated or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger; and

     (g) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or an exemption from registration shall be effective.


     (h) Quattlebaum, Grooms, Tull & Burrow PLLC shall have delivered its opinion to SFNC and ABI, dated as of the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that SFNC and ABI will each be a party to that reorganization. In rendering such opinion, counsel may require and rely upon representations and covenants contained in certificates of officers of SFNC, ABI and others. SFNC and ABI will cooperate with each other and counsel in executing and delivering to counsel customary representations letters in connection with such opinion.

     (i) ABI shall cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) to deliver to SFNC as soon as practicable after the date hereof, but in no event after the date of the ABI shareholders meeting called to approve the Merger, a letter agreement satisfactory to SFNC providing, among other matters, that such person will not sell, pledge (other than the continuation of existing pledges), transfer or otherwise dispose of any shares of ABI Stock held by such affiliate or the shares of SFNC Stock to be received by such affiliate in the Merger in the case of shares of SFNC Stock only, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

     Section 6.02 Additional Conditions for SFNC. The obligation of SFNC to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

     (a) SFNC shall have received an opinion, dated the Effective Date, of ABI's counsel in the form and to the effect customarily received in transactions of this type;

     (b) Each of the representations, warranties and covenants herein of ABI shall, in all material respects, be true on, or complied with by, the Effective Date as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and SFNC shall have received a certificate signed by the Chief Executive Officer and the Treasurer of ABI, dated the Effective Date, to such effect;

     (c) Phase I environmental audits of all real property owned by ABI or any of its subsidiaries shall have been conducted at SFNC's expense and shall, to SFNC's satisfaction, reflect no material problems under Environmental Laws;

     (d) SFNC shall have received all state securities laws and Blue Sky permits and other authorizations necessary to consummate the transactions contemplated hereby;

     (e) No litigation or proceeding is pending which (1) has been brought against SFNC or ABI or any of their subsidiaries by any governmental agency seeking to prevent consummation of the transactions contemplated hereby or (2) in the reasonable judgment of the Board of Directors of SFNC is likely to have a Material Adverse Effect on ABI or SFNC;

     Section 6.03 Additional Conditions for ABI. The obligation of ABI to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following additional conditions:

     (a) ABI shall have received an opinion, dated the Effective Date, of SFNC's counsel in the form and to the effect customarily received in transactions of this type;


     (b) Each of the representations, warranties and covenants contained herein of SFNC shall, in all material respects, be true on, or complied with by, the Effective Date as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and ABI shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of SFNC, dated the Effective Date, to such effect;

     (c) No litigation or proceeding is pending which (1) has been brought against SFNC or ABI or any of their subsidiaries by any governmental agency, seeking to prevent consummation of the transactions contemplated hereby or (2) in the reasonable judgment of the Board of Directors of ABI is likely to have a Material Adverse Effect on ABI or SFNC;

     Section 6.04 Effect of Required Adjustments. Any effect on ABI as a result of action taken by ABI pursuant to Sections 3.01(a), 3.01(b) and 5.01(l) shall be disregarded for purposes of determining the truth or correctness of any representation or warranty of ABI and for purposes of determining whether any conditions are satisfied.

                                   ARTICLE VII
                                   TERMINATION

     Section 7.01 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date, whether before or after the approval by the stockholders of ABI:

     (a) By the mutual consent of SFNC and ABI, by action of their respective boards of directors;

     (b) By SFNC or ABI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of the failure of the shareholders of ABI to approve this Agreement at its meeting called to consider such approval, or a material breach by the other party hereto of any representation, warranty or agreement contained herein which is not cured or not curable within 60 days after written notice of such breach is given to the party committing such breach by the other party hereto;

     (c) By SFNC or ABI, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by April 30, 2004, unless the failure to so consummate by such time is due to the breach of this Agreement by the party seeking to terminate;

     (d) By SFNC or ABI, in the event Quattlebaum, Grooms, Tull & Burrow PLLC notifies the parties that it will be unable to give the opinion described in
Section 6.01(h).

     Section 7.02 Effect of Termination. In the event of the termination of this Agreement by either SFNC or ABI, as provided above, this Agreement shall thereafter become void and there shall be no liability on the part of any party hereto or their respective officers or directors, except that any such termination shall be without prejudice to the rights of any party hereto arising out of the willful breach by any other party of any covenant or willful misrepresentation contained herein.

                                  ARTICLE VIII
                        EFFECTIVE DATE AND EFFECTIVE TIME

     Section 8.01 Effective Date and Effective Time. On the last business day of the month during which the expiration of all applicable waiting periods in connection with governmental approvals occurs and all conditions to the consummation of this Agreement are satisfied or waived, or on such earlier or later date as may be agreed by the parties, Articles of Merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such Articles of Merger, herein called the "Effective Date". The "Effective Time" of the Merger shall be 6:01 P.M. in the State of Arkansas on the Effective Date, or such other time on the Effective Date as may be agreed by the parties.

                                   ARTICLE IX
                                  OTHER MATTERS

     Section 9.01 Survival. Except as hereinafter provided, the representations and warranties contained in this Agreement and all other terms, covenants and conditions hereof shall merge in the closing documents and shall not survive the Effective Date or, after the Effective Date be the basis for any action by any party, except as to any matter which is based upon willful fraud by a party with respect to which the representations, warranties, terms, covenants and conditions set forth in this Agreement shall expire only upon expiration of the applicable statute of limitations. If this Agreement shall be terminated, the agreements of the parties in Sections 5.01(h)(3), 5.01(n), 7.02, 9.05 and 9.06 shall survive such termination.

     Section 9.02 Amendment; Modification; Waiver. Prior to the Effective Date, any provision of this Agreement may be waived by the party benefited by the provision or by both parties or amended or modified at any time, including the structure of the transaction by an agreement in writing between the parties hereto approved by their respective Boards of Directors, to the extent allowed by law, except that, after the vote by the shareholders of ABI, Section 2.02 shall not be amended or revised.

     Section 9.03 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

     Section 9.04 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Arkansas.

     Section 9.05 Expenses. Whether or not the merger is consummated, all costs and expenses incurred in connection with this Agreement and the merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except to the extent specifically stated otherwise in this Agreement.

     Section 9.06 Disclosure. Each of the parties and its respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed unless it is advised by counsel that any such information is required by law to be disclosed.

     Section 9.07 Notices. All notices, acknowledgments, requests and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto:

         If to ABI and
              Alliance Bank, to: ALLIANCE BANCORPORATION, INC.
                                 Attn: David Bartlett
                                 P. O. Box 22000
                                 Hot Springs, Arkansas 71903
                                 Telecopy: (501) 318-1015

         With Copies to:         Michael S. McCrary, P.A.
                                 The Farrar Firm
                                 First National Bank Building, Third Floor
                                 135 Section Line Road, Box 5
                                 Hot Springs National Park, Arkansas 71913
                                 Telecopy: (501) 525-3933
                  and
                                 McAfee & Taft A professional Corporation
                                 Attn: C. Bruce Crum
                                 Tenth Floor, Two Leadership Square
                                 211 North Robinson
                                 Oklahoma City, OK 73102
                                 Telecopy: (405) 235-0439

         If to SFNC, to:         SIMMONS FIRST NATIONAL CORPORATION
                                 J. Thomas May, Chairman & CEO
                                 P. O. Box 7009
                                 Pine Bluff, Arkansas  71611-7009
                                 Telecopy: (870) 850-2605

         With a Copy to:         QUATTLEBAUM, GROOMS, TULL & BURROW PLLC
                                 ATTN: Patrick A. Burrow
                                 111 Center St., Suite 1900
                                 Little Rock, Arkansas  72201
                                 Telecopy: (501) 379-1701


     Section 9.08 No Third Party Beneficiaries. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided for herein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 9.09 Entire Agreement. This Agreement and that certain Confidentiality Agreement dated July 11, 2003 between ABI and SFNC represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

     Section 9.10 Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties.

     Section 9.11 No Interference with Legal or Fiduciary Duty. Nothing herein is intended to prohibit, restrict, or interfere with, any action by any director, officer, or employee that is reasonably believed by such person to be required by law or fiduciary duty, and no person shall have liability under this agreement for any action taken in good faith belief that it is required by law or fiduciary duty.

                                    ARTICLE X
                      EXPENSES, INDEMNIFICATION, INSURANCE

     Section 10.01 Indemnification. In the event the Merger is consummated, SFNC shall indemnify and hold harmless each present and former director and officer of ABI and of Alliance Bank against any cost or expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation arising out of or pertaining to matters related to this Agreement and/or to the merger. SFNC shall advance expenses as incurred provided the person to whom expenses are advanced provides a satisfactory undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

     Section 10.02 D&O Insurance. Directors and officers liability insurance for acts and omissions occurring prior to the Effective Date will be continued through existing policies or provided by SFNC through its blanket policy in an amount not less than the coverage provided by ABI prior to the consummation of the Merger. Coverage for acts and omissions occurring after the Effective Date, will be provided to directors and officers of Alliance Bank on the same basis as provided to the other subsidiary banks of SFNC.




                    [Signatures appear on the following page]

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers as of the day and year first above written.


                          SIMMONS FIRST NATIONAL CORPORATION


                          By    /s/ J. Thomas May
                                ---------------------------------------
                                   J. Thomas May, Chairman, President &
                                            Chief Executive Officer



                          ALLIANCE BANCORPORATION, INC.


                          By     /s/ David Bartlett
                                 --------------------------------
                                   David Bartlett,  President and
                                            Chief Executive Officer

                                                                         ANNEX B

                    ARKANSAS BUSINESS CORPORATION ACT OF 1987
                                  SUBCHAPTER 13
                               DISSENTERS' RIGHTS


RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES


4-27-1301. DEFINITIONS.


     In this subchapter:


     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.


     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 4-27-1302 and who exercises that right when and in the manner required by ss.ss. 4-27-1320 - 4-27-1328.


     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.


     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.


     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.


     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.


     (7) "Shareholder" means the record shareholder or the beneficial shareholder.


4-27-1302. Right of dissent.


     (a) A shareholder is entitled to dissent from and obtain payment of the fair value of his shares in the event of any of the following corporate actions:


     (1) consummation of a plan of merger to which the corporation is a party
(i) if shareholder approval is required for the merger by ss. 4-27-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under ss. 4-27-1104;


     (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;


     (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale;

     (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:


          (i)  alters or abolishes a preferential right of the shares;


          (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;


          (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;


          (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or


          (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ss. 4-27-604; or


     (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.


     (b) A shareholder entitled to dissent and obtain payment for his shares under this subchapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.


4-27-1303. Dissent by nominees and beneficial owners.


     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.


     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:


          (1) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and


          (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.


PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS


4-27-1320. Notice of dissenters' rights.


     (a) If proposed corporate action creating dissenters' rights under ss. 4-27-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.


     (b) If corporate action creating dissenters' rights under ss. 4-27-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss. 4-27-1322.

     4-27-1321. Notice of intent to demand payment.


     (a) If proposed corporate action creating dissenters' rights under ss. 4-27-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action.


     (b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment for his shares under this subchapter.


4-27-1322. Dissenters' notice.


     (a) If proposed corporate action creating dissenters' rights under ss. 4-27-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of ss. 4-27-1321.


     (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was taken, and must:


          (1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;


          (2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;


          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;


          (4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date subsection (a) the notice is delivered; and


          (5)  be accompanied by a copy of this subchapter.


4-27-1323. Duty to demand payment.


     (a) A shareholder sent a dissenters' notice described in ss. 4-27-1322 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to ss. 4-27-1322(b)(3), and deposit his certificates in accordance with the terms of the notice.


     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.


     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this subchapter.


4-27-1324. SHARE RESTRICTIONS.


     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ss. 4-27-1326.


     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     4-27-1325. Payment.


     (a) Except as provided in ss. 4-27-1327, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ss. 4-27-1323 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.


     (b)  The payment must be accompanied by:


          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;


          (2) a statement of the corporation's estimate of the fair value of the shares;


          (3)  an explanation of how the interest was calculated;


          (4) a statement of the dissenter's right to demand payment underss.4-27-1328; and


          (5)  a copy of this subchapter.


4-27-1326. Failure to take action.


     (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.


     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under ss. 4-27-1322 and repeat the payment demand procedure.


4-27-1327. After-acquired shares.


     (a) A corporation may elect to withhold payment required by ss. 4-27-1325 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.


     (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss. 4-27-1328.


4-27-1328. Procedure if shareholder dissatisfied with payment or offer.


     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under ss. 4-27-1325), or reject the corporation's offer under ss. 4-27-1327 and demand payment of the fair value of his shares and interest due, if:


          (1) the dissenter believes that the amount paid under ss. 4-27-1325 or offered under ss. 4-27-1327 is less than the fair value of his shares or that the interest due is incorrectly calculated;


          (2) the corporation fails to make payment under ss. 4-27-1325 within sixty (60) days after the date set for demanding payment; or

          (3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.


     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty (30) days after the corporation made or offered payment for his shares.


JUDICIAL APPRAISAL OF SHARES


4-27-1330. Court action.


     (a) If a demand for payment under ss. 4-27-1328 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.


     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.


     (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.


     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.


     (e) Each dissenter made a party to the proceeding is entitled to judgment
(1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss. 4-27-1327.


4-27-1331. Court costs and counsel fees.


     (a) The court in an appraisal proceeding commenced under ss. 4-27-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ss. 4-27-1328.


     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:


          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss.ss. 4-27-1320 - 4-27-1328; or


          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                                                         ANNEX C






                                FAIRNESS OPINION

                                  Merger Among
                                  SIMMONS FIRST
                              NATIONAL CORPORATION
                                       AND
                          ALLIANCE BANCORPORATION, INC.



















                                  Report Dated
                                December 3, 2003

                                                               December 3, 2003


Board of Directors
Alliance Bancorporation, Inc.
Hot Springs, Arkansas

     RE:  Fairness Opinion Relative to Pending Agreement and Plan of Merger of
          --------------------------------------------------------------------
          Alliance Bancorporation, Inc., Hot Springs, Arkansas, with Simmons
          --------------------------------------------------------------------
          First National Corporation, Pine Bluff, Arkansas.
          -------------------------------------------------

Directors:

The Board of Directors of Alliance Bancorporation, Inc. ("Alliance" or the "Company") retained Southard Financial, in its capacity as a financial valuation and consulting firm, to render its opinion of the fairness, from a financial viewpoint, of the acquisition of Alliance by Simmons First National Corporation ("SFNC"). Southard Financial and its principals have no past, present, or future contemplated financial, equity, or other interest in either Alliance or SFNC. This opinion is issued based upon financial data as of October 31, 2003 for Alliance and September 30, 2003 for SFNC.

Southard Financial is a financial valuation consulting firm specializing in the valuation of closely-held companies and financial institutions. Since its founding in 1987, Southard Financial has provided over 2,000 valuation opinions for clients in 43 states. Further, Southard Financial provides valuation services for approximately 130 financial institutions annually. Southard Financial is independent of the parties to the merger.

Approach to Assignment

The key consideration in this fairness opinion is the adequacy of the total price paid by SFNC. Under the terms of the merger, Alliance will receive 545,000 shares of SFNC and $11,440,000 in cash. The total consideration, based on a value of $26.00 per share for SFNC common shares, is $25,610,00. Alliance shareholders may elect to the default allocation of SFNC shares (18.1021 shares) and $379.978 in cash for each share. Alternatively, they can elect for a higher cash allocation or a higher stock allocation. The final amount received by shareholders who elect some allocation other than the default allocation will be determined based upon the overall preferences of Alliance shareholders.


The approach to this assignment was to consider the following factors:

      o A review of the financial performance and position of Alliance and the value of its common stock;

      o A review of the financial performance and position of SFNC and the value of its common stock;

      o   A review of recent bank merger transactions;

      o A review of the current and historical market prices of banks and bank holding companies in Arkansas and surrounding states;

      o A review of the investment characteristics of the common stock of Alliance and SFNC;

      o A review of the Agreement and Plan of Merger between SFNC and Alliance;

      o An evaluation of the impact of the merger on the expected return to the current shareholders of Alliance; and,

      o An evaluation of other factors as was considered necessary to render this opinion.

Board of Directors
Alliance Bancorporation
Page 2

It is Southard Financial's understanding that the merger and resulting exchange of the stock of Alliance for the outstanding common stock of SFNC constitutes a non-taxable exchange for federal income tax purposes. The exchange of Alliance stock for cash may have tax consequences. Because the form of consideration to be received by shareholders of Alliance may include a combination of cash and common stock of SFNC, the transaction may have tax consequences for all shareholders of Alliance.


DUE DILIGENCE REVIEW PROCESS

Review of Alliance Bancorporation, Inc.

Southard Financial reviewed the following information pertaining to Alliance:

     1. Consolidated Report of Condition and Income ("Call Report") of Alliance Bank of Hot Springs for the period ended September 30, 2003.

     2. Uniform Bank Performance Report ("UBPR") of Alliance Bank of Hot Springs for the periods ended December 31, 1998-2002, and June 30, 2003.

     3.   Alliance Bank of Hot Springs, Strategic Plan 2003.

     4. Parent Company Only Financial Statements (FR Y-9SP) of Alliance Bancorporation, Inc. for the periods ended December 31, 1999-2002 and June 30, 2003.

     5. Audited consolidated financial statements of Alliance Bancorporation, Inc. for the periods ended December 31, 1998-2002.

     6. Internal financial statements of Alliance Bank of Hot Springs, for the period ended October 30, 2003.

     7. Additional pertinent information deemed necessary to render this opinion.

Southard Financial visited with the management of Alliance Bancorporation, Inc. in Hot Springs, Arkansas. Discussions included questions regarding the current and historical financial position and performance of Alliance, its outlook for the future, and other pertinent factors.

Review of Simmons First National Corporation

Southard Financial reviewed the following information pertaining to SFNC:


     1. Form 10-Q, Simmons First National Corporation for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003.

     2. Form 10-K, Simmons First National Corporation, for the fiscal year ended December 31, 2002.

     3. Annual Report to Shareholders, Simmons First National Corporation, 1999-2002.

     4. Bank Holding Company Performance Report of Simmons First National Corporation for the periods ended December 31, 1998-2002 and June 30, 2003.

     5.   Various analysts' reports.

     6. Additional pertinent information deemed necessary to render this opinion.

Southard Financial visited with the management of Simmons First National Corporation in Hot Springs, Arkansas. Discussions included questions regarding the current and historical financial position and performance of SFNC, its outlook for the future, and other pertinent factors.

Board of Directors
Alliance Bancorporation, Inc.
Page 3

Merger Documentation

Southard Financial reviewed the Agreement and Plan of Merger (the
"Agreement") dated October 8, 2003. Appropriate aspects of this Agreement were discussed with the management of Alliance and SFNC.

Limitations of Analysis

Although discussions with management and supporting documentation give Southard Financial comfort that its due diligence efforts were appropriate, Southard Financial has not conducted a physical examination of all Alliance's properties or facilities and has not obtained or been provided with any formal evaluation of such properties and facilities. Southard Financial has reviewed the financial information and other internal data provided, as well as other publicly available information, and while unable to verify the accuracy and completeness of such data and information, Southard Financial has judged the reasonableness thereof and made certain judgments thereto. The opinion is necessarily based upon market, economic and other considerations as they exist on, and can be evaluated as of the date of this letter.

Further, Southard Financial is not expressing any opinion as to the actual value of the common stock of SFNC when issued to Alliance's shareholders pursuant to the merger, or the price at which shares of SFNC will trade subsequent to the merger.

MAJOR CONSIDERATIONS

Numerous factors were considered in the overall review of the proposed merger. The review process included considerations regarding Alliance, SFNC, and the proposed merger. The major considerations are as follows:

Alliance Bancorporation, Inc.

 o       Historical earnings and dividend payments;
 o       Outlook for future performance, earnings, and dividends;
 o       Economic conditions and outlook in Alliance's market;
 o       The competitive environment in Alliance's market;
 o       Comparisons with peer banks and bank holding companies;
 o       Potential risks in the loan and securities portfolios;
 o       Recent minority stock transactions in Alliance stock; and,
 o Other such factors as were deemed appropriate in rendering this opinion.

Simmons First National Corporation

 o       Historical earnings and dividend payments;
 o       Outlook for future performance, earnings, and dividends;
 o       Economic conditions and outlook in SFNC's market;
 o       The competitive environment in SFNC's market;
 o       Comparisons with peer banks and bank holding companies;
 o       Potential risks in the loan and securities portfolios;
 o       Recent minority stock transactions in SFNC's common stock; and,
 o Other such factors as were deemed appropriate in rendering this opinion.

Board of Directors
Alliance Bancorporation, Inc.
Page 4

Common Factors

      o   Historical and current bank merger pricing; and,

      o Current market prices for minority blocks of common stocks of banks and bank holding companies in Arkansas and surrounding states.

The Proposed Merger

      o The terms of the Agreement and Plan of Merger and the specific pricing of the merger;

      o   Adequacy of the consideration paid to the shareholders of Alliance;

      o The assumption that the merger will be treated as a tax-free exchange with respect to the SFNC shares received;

      o   The impact on SFNC's capital and liquidity positions;

      o The historical dividend payments of SFNC and the likely impact on the dividend income of the current shareholders of Alliance (equivalency of cash dividends);

      o Pro-forma combined income statements for SFNC post merger and the expected returns to Alliance shareholders;

      o   The market for minority blocks of SFNC common stock; and,

      o   Other such factors as deemed appropriate.

OVERVIEW OF FAIRNESS ANALYSIS

In connection with rendering its opinion, Southard Financial performed a variety of financial analyses. Southard Financial believes that its analyses must be considered as a whole and that considering only selected factors could create an incomplete view of the analyses and the process underlying the opinion. The preparation of a fairness opinion is a complex process involving subjective judgment and is not susceptible to partial analyses. In its analyses, Southard Financial made numerous assumptions, many of which are beyond the control of Alliance and SFNC. Any estimates contained in the analyses prepared by Southard Financial are not necessarily indicative of future results or values, which may vary significantly from such estimates. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. None of the analyses performed by Southard Financial was assigned greater significance than any other.

Board of Directors
Alliance Bancorporation, Inc.
Page 5

FAIRNESS OPINION

Based upon the analyses of the foregoing and such matters as were considered relevant, it is the opinion of Southard Financial that the terms of the offer for the acquisition of Alliance Bancorporation, Inc. by Simmons First National Corporation pursuant to the Agreement and Plan of Merger are fair, from a financial viewpoint, to the shareholders of Alliance Bancorporation, Inc.

This opinion is solely for the use and benefit of the Board of Directors, and (except for inclusion in proxy materials to be sent to shareholders of Alliance and in necessary regulatory applications) any summary of or reference to the opinion or any other reference to Southard Financial by Alliance in connection with the merger will be subject to Southard Financial's prior review and written approval, which shall not be unreasonably withheld. The opinion will not be included in summarized form, or referred to in any manner in materials distributed to the public or potential investors of Alliance without Southard Financial's prior written consent, which shall not be unreasonably withheld.

In accordance with recognized professional ethics, Southard Financial's professional fees for this service are not contingent upon the opinion expressed herein. Thank you for this opportunity to be of service to Alliance Bancorporation, Inc.

                                                              Sincerely yours,

                                                              SOUTHARD FINANCIAL

                      QUALIFICATIONS OF SOUTHARD FINANCIAL

BACKGROUND        o  Founded in 1987.

                  o Principals have combined business valuation experience of over thirty years.

                  o  Clients served throughout the United States.

                  o  Broad industry experience.

                  o  Services provided for public and closely-held companies.

                  o Annual valuation services provided for over 100 ESOPs, making Southard Financial one of the largest ESOP appraisers in the United States.

PROFESSIONAL
CREDENTIALS       o  David A. Harris is a senior member of the American Society of Appraisers (ASA).

                  o Both principals of Southard Financial are Chartered Financial Analysts (CFA).

                  o Both principals are former officers of the West Tennessee Chapter of the ASA.

EDUCATIONAL
CREDENTIALS       o  Douglas K. Southard holds Doctor of Business Administration and Master of Business Administration degrees from Indiana
                     University, with concentrations in finance, economics, and quantitative analysis.

                  o David A. Harris holds the Master of Business Administration degree from Memphis State University, with a concentration in finance and business investments.

BUSINESS
ETHICS            o  Southard Financial and its principals adhere to the ethical standards of the Institute of Chartered Financial Analysts and the American Society of Appraisers.

                  o All reports conform to the Uniform Standards of Professional Appraisal Practice.

                  o Southard Financial is committed to providing unbiased opinions to be used for decision making.

                  o Fees for valuation services are not contingent upon the conclusion of value or the completion of a transaction.

                                                           TABLE OF CONTENTS

                                                            Page
QUESTIONS AND ANSWERS ABOUT THE MERGER........................1
SUMMARY  5
SELECTED FINANCIAL DATA.......................................13
RISK FACTORS..................................................17
     Uncertainty as to the amount of merger
              consideration on the date of the
              Alliance shareholder meeting....................17
     Uncertainty regarding  the market value of the
              Simmons common stock to be
              received in the merger..........................17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION....18
THE SPECIAL MEETING...........................................19
     General      ............................................19
     Proxies      ............................................19
     Solicitation of Proxies..................................20
     Record Date and Voting Rights............................20
     Recommendation of the Board of Directors.................20
     Dissenters' Rights.......................................21
PROPOSAL i - THE MERGER.......................................25
     Description of the Merger................................25
     Background of the Merger.................................26
     Alliance's Reasons for the Merger;
     Recommendation of the Board of Directors.................28
     Simmons' Reasons for the Merger..........................29
     Regulatory Approval......................................29
     Certain U.S. Federal Income Tax Consequences.............30
     Interests of Certain Persons in the Merger...............33
     Comparison of Rights of Shareholders.....................34
     Restrictions on Resales by Affiliates....................34
     Fairness Opinion of Financial Advisor....................34
THE AGREEMENT AND PLAN OF MERGER        39
     Default Election; Optional Election; Exchange
              of Certificates.................................39
     Conditions to the Merger.................................40
     Termination of the Agreement and Plan of Merger..........41
     Conduct of Business Prior to the Merger and
              Other Covenants.................................41
     Indemnification..........................................42
     Amendment of the Agreement and Plan of Merger............42
     Waiver       ............................................43
     Expenses     ............................................43
     Management and Operations Following the Merger...........43
PRICE RANGE OF COMMON STOCK AND
DIVIDENDS.....................................................44
     Simmons      ............................................44
     Alliance     ............................................44
pROPOSAL ii - aPPROVAL OF aMENDED
bENEFITS FOR dAVID BARTLETT, STEVEN
TRUSTY AND RONNIE TWYFORD.....................................45
     General      ............................................45
     Executive Supplemental Retirement Plan
     Executive Agreements.....................................45
     Life Insurance Endorsement Method Split
              Dollar Plan Agreement...........................47
     Retention Bonus Agreement................................49
     Other Payments and Benefits..............................50
     Vote Required to Approve Amended Benefits................51
     Effect if Proposal II is Not Approved....................51
     Recommendation of Alliance Board.........................52
ALLIANCE MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.........................................53
     Overview.................................................53
     Ratios...................................................53
     Net Interest Income......................................54
     Average Balance Sheets and Net Interest
              Income Analysis.................................55
     Volume/rate Analysis.....................................56
     Provision for Loan Losses................................56
     Non-interest Income......................................56
     Non-interest Expense.....................................57
     Income Taxes.............................................58
     Loan Portfolio...........................................58
     Asset Quality............................................59
     Non-performing Assets....................................60
     Allowance for Loan Losses................................60
     Investments and Securities...............................61
     Deposits.................................................63
     Short-term Borrowings....................................64
     Long-term Debt...........................................64
     Capital..................................................65
     Liquidity and Market Risk Management.....................66
INFORMATION ABOUT ALLIANCE....................................69
     General      ............................................69
     Supervision and Regulation...............................69
     Employees    ............................................73
     Certain Relationships and Related Transactions...........73
     Legal Proceedings........................................73
     Principal Shareholders and Management....................73
COMPARISON OF RIGHTS OF SHAREHOLDERS..........................75
     Change of Control........................................75
     Board of Directors.......................................75
     Removal of Directors.....................................76
     Authorized Capital Stock.................................76
     Rights of Shareholders to Call Special Meetings..........76
REGISTRATION STATEMENT........................................77
WHERE YOU CAN FIND MORE INFORMATION...........................77
LEGAL MATTERS         ........................................78
EXPERTS      .................................................78

ATTACHMENTS

Annex A - Agreement and Plan of Merger.......................A-1

Annex B -  Provisions of Subchapter 13 of the Arkansas
Business Corporation Act of 1987, relating to
dissenters' rights...........................................B-1

Annex C -  Fairness Opinion by Southard Financial............C-1

                                      PROXY

                         SPECIAL MEETING OF SHAREHOLDERS
                          ALLIANCE BANCORPORATION, INC.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Sam Stathakis, James "Bart" Newman and Louis Kleinman and each of them proxies, with full power of substitution to vote for the undersigned all shares of the common stock of Alliance Bancorporation, Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders to be held on Thursday, March 18, 2004, at 5:00 P.M., and at any adjournment or adjournments thereof, upon the matters described in the accompanying Proxy Statement and upon any other business that may properly come before the meeting or any adjournment thereof. Said proxies are directed to vote or refrain from voting upon the following matters as indicated below, and otherwise to vote in their discretion:

(1) PROPOSAL TO APPROVE THE MERGER OF THE COMPANY WITH AND INTO SIMMONS FIRST NATIONAL CORPORATION: (mark only one box)

                                            [   ]  FOR
                                            [   ]  AGAINST
                                            [   ]  ABSTAIN

(2) PROPOSAL TO APPROVE THE AMENDED BENEFITS FOR DAVID BARTLETT, STEVEN TRUSTY AND RONNIE TWYFORD: (Mark only one box)

                                            [   ]  FOR
                                            [   ]  AGAINST
                                            [   ]  ABSTAIN

(3) Upon such other business as may properly come before the meeting or any adjournment or adjournments thereof.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" PROPOSALS (1) AND (2).

     The undersigned acknowledge(s) receipt with this proxy of a copy of the Notice of Special Meeting and Proxy Statement.

Dated: _________________, 2004.          ___________________________________

                                         ___________________________________
                                         Signature(s) of Shareholders(s)

          IMPORTANT: Please date this proxy and sign your name exactly as your name appears. If stock is held jointly, both should sign. Persons signing in a representative or fiduciary capacity (executors, administrators, trustees, guardians, etc.) should so indicate, giving full title.


         PLEASE DATE, SIGN AND RETURN PROMPTLY IN THE ENVELOPE PROVIDED.

                                  ELECTION FORM

                               TO BE COMPLETED BY
              HOLDERS OF ALLIANCE BANCORPORATION, INC. COMMON STOCK

        This Election Form should be completed, signed and submitted to:

               SIMMONS FIRST TRUST COMPANY, N.A. - TRANSFER AGENT

                                                    By Overnight Delivery
            By Mail:                                  or Hand Delivery:

Simmons First Trust Company, N.A.             Simmons First Trust Company, N.A.
   Corporate Trust Department                     Corporate Trust Department
          P.O. Box 7009                                501 Main Street,
      Pine Bluff, AR 71611                        Pine Bluff, Arkansas 71601


                       For Information Call: 870-541-1078

     In connection with the Agreement and Plan of Merger, dated October 8, 2003 (the "Merger Agreement"), between Simmons First National Corporation, an Arkansas corporation ("SFNC"), and Alliance Bancorporation, Inc. ("ABI"), an Arkansas corporation, pursuant to which, subject to the fulfillment of certain conditions, ABI will be merged with and into SFNC, with SFNC surviving, you will elect to receive the merger consideration as set forth below pursuant to the terms and conditions of the Merger Agreement and this election form.

Completing and returning this election form does not have the effect of casting a Vote with respect to the APPROVAL of the Merger Agreement and the transactions contemplated thereby at the special meeting of the ABI shareholders, nor does it satisfy any of the requirements for the assertion of dissenters' rights, as described in the Proxy Statement/ Prospectus RELATED TO THE MERGER. In order to vote on the merger, you should also complete, sign and return the enclosed proxy card to the TRANSFER agent BY HAND DELIVERY OR BY MAIL or in person at the special meeting of the ABI shareholders.

PLEASE READ AND FOLLOW CAREFULLY THE ACCOMPANYING INSTRUCTIONS FOR THE ELECTION OF YOUR SHARES.

               IMPORTANT INFORMATION WITH RESPECT TO THE ELECTION


     If you wish to make an election with respect to the form of consideration to be received in exchange for your shares of ABI common stock in connection with the merger of ABI with SFNC, you must (1) complete and sign this election form in the space provided on the subsequent pages and (2) mail or deliver the completed election form in the enclosed envelope to the transfer agent at one of the addresses listed above.

     TO MAKE AN EFFECTIVE ELECTION, THIS ELECTION FORM MUST BE RECEIVED BY SIMMONS FIRST TRUST COMPANY, N.A., THE TRANSFER AGENT, NO LATER THAN 5:00 P.M., CENTRAL STANDARD TIME, ON MARCH 25, 2004.

     ANY SHARES OF ABI COMMON STOCK FOR WHICH YOU DO NOT MAKE AN ELECTION BY 5:00 P.M. ON MARCH 25, 2004 WILL BE AUTOMATICALLY CONVERTED INTO THE RIGHT TO RECEIVE CONSIDERATION IN THE FORM OF $379.978 IN CASH AND 18.1021 SHARES OF SFNC COMMON STOCK PER SHARE OF ABI COMMON STOCK.

     Pursuant to the Merger Agreement, in exchange for your shares of ABI common stock, you may elect to receive $379.978 in cash and 18.1021 shares of SFNC common stock (the "Default Election"), or you may make an optional election ("Optional Election") to receive, (A) solely cash consisting of the sum of $379.978, plus the product of 18.1021 multiplied by the SFNC Average Price, (B) solely SFNC common stock consisting of the number of shares determined by dividing the cash amount that the ABI shareholder could have received under (A) above by the SFNC Average Price, or (C) a combination of cash and shares of SFNC common stock, specified by you as a percentage to be received in the form of cash and SFNC common stock (with the sum of such percentages equal to 100%). The "SFNC Average Price" will equal the average daily ending trade price of SFNC common stock for the ten (10) consecutive trading days ending immediately prior to the fifth trading day preceding the merger. Your ability to elect to receive the consideration set forth in an optional election is subject to certain limitations, and the amount of cash or the number of shares for which you elect to receive through an optional election may be reduced in certain circumstances.

     You may elect, as indicated in the form below, to have the specified number of your shares of $10.00 par value common stock of ABI converted, at the effective time of the merger, into the consideration of cash, SFNC common stock or combination of cash and SFNC common stock indicated below. Your options are as follows:

          o    To exchange all your shares of ABI common stock for cash;

          o To exchange all your shares of ABI common stock for SFNC common stock; or

          o To exchange your shares of ABI common stock for a combination of cash and shares of SFNC common stock, specified by you, as a percentage to be received in the form of cash and SFNC common stock (with the sum of such percentages equal to 100%).

     It is understood that this election is subject to the terms, conditions and limitations set forth in the Merger Agreement and described in the Proxy Statement/Prospectus.

     CHECKS FOR THE CASH CONSIDERATION AND THE SFNC COMMON STOCK CERTIFICATES WILL NOT BE SENT UNTIL AFTER THE MERGER HAS BEEN COMPLETED AND THE TRANSFER AGENT HAS RECEIVED ALL ADDITIONAL DOCUMENTS IT MAY REQUIRE, INCLUDING A LETTER OF TRANSMITTAL. NO INTEREST WILL ACCRUE OR BE PAYABLE ON THE MERGER CONSIDERATION, INCLUDING ANY CASH CONSIDERATION.

     NOTE: DIFFERENT ELECTIONS HAVE DIFFERENT TAX CONSEQUENCES. FOR INFORMATION ON THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF MAKING A GIVEN ELECTION, SEE "THE MERGER--CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES" IN THE PROXY STATEMENT/PROSPECTUS. HOLDERS OF ABI COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE

MERGER TO SUCH HOLDERS, INCLUDING TAX REPORTING REQUIREMENTS AND TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW.

     The election procedures, including the maximum aggregate cash to be paid and the maximum aggregate number of shares of SFNC common stock to be issued by SFNC in the merger, are set forth in the Merger Agreement and summarized in the Proxy Statement/Prospectus under "The Merger--Description of the Merger" and "The Agreement and Plan of Merger-- Default Election; Optional Election; Exchange of Certificates." The Merger Agreement provides that the aggregate cash consideration to be paid will be $11,440,000.00 and the aggregate number of shares of SFNC common stock to be issued will be 545,000. In the event that ABI shareholders elect to receive more than $11,440,000 in cash, the amount of cash that those shareholders making optional elections will have the right to receive upon exchange of their shares of ABI common stock will be adjusted on a pro rata basis so that, in the aggregate the cash consideration to be paid will equal $11,440,00.00 and the excess cash elections will be converted into the right to receive SFNC common stock. In the event that ABI shareholders elect to receive more than 545,000 shares of SFNC common stock, the amount of SFNC common stock that those shareholders making optional elections will have the right to receive upon exchange of their shares of ABI common stock will be adjusted on a pro rata basis so that, in the aggregate the number of shares of SFNC common stock to be issued will equal 545,000 and the excess SFNC common stock elections will be converted into the right to receive cash. As a result, you may receive a different combination of consideration than you elected, based on the choices made by other ABI shareholders. Therefore, even if you make a cash election, there is no assurance that you will receive cash in exchange for all of your designated shares of ABI common stock. The only way to be assured of the mix of consideration you will receive is either to (i) elect to receive $379.978 in cash and 18.1021 shares of SFNC common stock per share of ABI common stock, or
(ii) make no election, in either case you will receive consideration in the form of $379.978 in cash and 18.1021 shares of SFNC common stock per share of ABI common stock .

     The transfer agent reserves the right to deem that the you have not made a valid election if:

     o You fail to follow the instructions with respect to the election form or otherwise fail to properly make an election; or

     o A completed election form is not received by the transfer agent by the election deadline of 5:00 p.m., Central Standard Time, on March 25, 2004.

                       INSTRUCTIONS FOR MAKING AN ELECTION

     1. Time in which to Make an Election. For an election to be validly made, the transfer agent must receive the election form, properly completed and executed, at one of the addresses set forth on the front of this election form, prior to 5:00 p.m., Central Standard Time, on March 25, 2004. Any shareholder whose election form is not so received will be deemed not to have made the default and will receive consideration of $379.978 in cash and 18.1021 shares of SFNC common stock per share of ABI common stock. Neither ABI, SFNC nor the transfer agent have any obligation to notify you or anyone else if the transfer agent has not received your election form or that the election form you submitted has not been properly completed, and neither ABI, SFNC nor the transfer agent will incur any liability for any failure to give such notification.

     2. Change or Revocation of Election. An ABI shareholder who has made an election may, at any time prior to the election deadline, change or revoke the shareholder's election by submitting to the transfer agent a revised election form, properly completed and signed. After the election deadline, a holder of ABI common stock may not change or revoke his or her election unless the Merger Agreement is terminated.

     3. Forms of Election by Nominees. Any registered holder of ABI common stock who is a nominee for more than one beneficial owner (provided that shares of ABI common stock held on one account by joint owners will be deemed owned by one beneficial owner) must submit a separate election form for each distinct beneficial owner. Upon the request of SFNC, such registered holder will be required to certify to the satisfaction of SFNC that he or she holds those shares of ABI common stock subject to an election as nominee for the beneficial owner covered by such election form and for no other beneficial owner(s).

     4. Delivery of Election Form. The properly completed and duly executed copy of the election form should be delivered to the transfer agent at one of the addresses set forth above. The method of delivery of the election form is at the option and risk of the owner. All questions as to the validity, form and eligibility of any election form will be determined by the transfer agent, and its determination shall be final and binding. The transfer agent has the absolute right to reject any and all election forms which it determines are not in proper form or to waive minor irregularities in any election form. All elections will be considered in accordance with the terms and conditions of the Merger Agreement. If there is any inconsistency or conflict between the election form and the Merger Agreement, the Merger Agreement shall control in all cases.

     5. Signatures on Election Form. If the election form is signed by the registered holder of certificate(s), the signature must correspond exactly with the name written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If the certificate(s) subject to the election form is owned of record by two or more joint owners, all such owners must sign the election form. If any shares are registered in different names on several certificate(s), it will be necessary to complete, sign and submit as many separate election forms as there are different registrations of certificates. If the election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such person must so indicate when signing, must give his or her full title in such capacity, and must provide evidence satisfactory to the transfer agent of his or her authority to so act. The transfer agent will not deliver the merger consideration until all of these instructions are complied with.

     6. Stock Transfer Taxes. In the event that any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the registered holder, such transferee or assignee must pay such tax to SFNC or must establish to the satisfaction of SFNC that such tax has been paid or is not applicable.

     7. Additional Copies. Additional copies of the election form may be obtained from the transfer agent at the mailing address set forth on the front of the election form.

     8. Inquiries. All questions regarding the election form should be directed to the transfer agent at the mailing address as set forth above or by telephone at 870-541-1078.

     9. Non-Consummation of Merger. Consummation of the merger is subject to the approval of the shareholders of ABI and to the satisfaction of certain other conditions, including receipt of regulatory approvals. If the Merger Agreement is terminated for any reason, all elections will be void and of no effect.

                                  ELECTION FORM

     1. ELECTION. Check only one item below. Please note that (as described above) because SFNC will limit the total amount of cash it pays and the total number of shares of SFNC common stock it issues in the merger, there is no guarantee that you will receive the mix of consideration with respect to which you make an optional election, even if you make a proper optional election. If the holders of ABI shares electing to receive cash exceeds the total amount of cash SFNC has agreed to pay in the merger, or if the holders of ABI shares electing to receive SFNC common stock exceeds the total number of shares of SFNC common stock SFNC has agreed to issue in the merger, the amount of cash or the number of shares of SFNC common stock, that the ABI shareholders making optional election will receive, will be reduced on a pro rata basis.

(Choose either the Default Election or One of the Optional Elections)

         DEFAULT ELECTION:

          ____ EXCHANGE EACH SHARE OF ABI COMMON STOCK FOR $379.978 IN CASH AND
               18.1021 SHARES OF SFNC COMMON STOCK.

         OPTIONAL ELECTION:


          ____ EXCHANGE ALL SHARES FOR CASH. The undersigned elects to receive only cash in exchange for all of his or her shares of ABI common stock.


          ____ EXCHANGE ALL SHARES FOR SFNC COMMON STOCK. The undersigned elects to receive only shares of SFNC common stock in exchange for all of his or her shares of ABI common stock.


          ____ EXCHANGE ALL SHARES FOR _______% CASH AND __________% SFNC COMMON
               STOCK. The undersigned elects to receive a combination of cash and shares of SFNC common stock in exchange for his or her shares of ABI common stock. (Please write in the percentages of the consideration that you would like to receive in cash and SFNC common stock in the blanks above. The sum of the percentages inserted must equal 100%.)

2.       DESCRIPTION OF SHARES OF ABI COMMON STOCK.

                                                                                               No.   of  Shares
       Name(s) and Address(es) of Registered Holder(s)                        Certificate      Represented   by
       (Print exactly as name appears on Certificate)                         Number           Certificate

       -------------------------------------------                            ------------     ---------------

       -------------------------------------------                            -----------      ---------------

       --------------------------------------------                           -----------      ---------------

       --------------------------------------------                           -----------      ---------------

                                                                      Total Shares:            ---------------

3.       SIGN HERE:

Signature(s) of Registered Holder(s)

----------------------------------

-----------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on such holder's ABI stock certificate(s). If signed by an attorney, trustee, executor, administrator, guardian, officer or other person acting in a fiduciary or representative capacity, the capacity of the person should be indicated. See Instruction 5.) (Attach additional pages if necessary.)

Date  _________________________, 2004

Name(s)

----------------------------------
                  (Please print)

Address(es)

-------------------

-------------------

Telephone Number(s)


-------------------

Capacity (Full title)

---------------------